Filed pursuant to Rule 424(b)(3)
Registration No. 333-146278
PROSPECTUS October 9, 2007

$3,021,331,000
CHS/Community Health Systems, Inc.
Exchange Offer for
8 7/8% Senior Notes due 2015

Offer for outstanding 8 7/8% Senior Notes due 2015, in the aggregate principal amount of $3,021,331,000 (which we refer to as the “Old Notes”) in exchange for up to $3,021,331,000 in aggregate principal amount of 8 7/8% Senior Notes due 2015 which have been registered under the Securities Act of 1933, as amended (which we refer to as the “Exchange Notes” and, together with the Old Notes, the “notes”).

Terms of the Exchange Offer:

•	Expires 5:00 p.m., New York City time, November 13, 2007, unless extended.

•	Not subject to any condition other than that the exchange offer does not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

•	We can amend or terminate the exchange offer.

•	We will exchange all 8 7/8% Senior Notes due 2015 that are validly tendered and not validly withdrawn.

•	We will not receive any proceeds from the exchange offer.

•	The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

•	You may withdraw tendered outstanding Old Notes any time before the expiration of the exchange offer.

Terms of the Exchange Notes:

•	The Exchange Notes will be general unsecured obligations and will rank equally in right of payment with all existing and future unsecured senior debt, senior in right of payment to all existing and future senior subordinated debt and effectively subordinated in right of payment to secured indebtedness to the extent of the value of the assets securing such indebtedness, including all borrowings under senior secured credit facilities.

•	The Exchange Notes mature on July 15, 2015. The Exchange Notes will bear interest semi-annually in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2008.

•	We may redeem the Exchange Notes in whole or in part from time to time. See “Description of Exchange Notes.”

•	We may also redeem up to 35% of the aggregate principal amount of the Exchange Notes using the proceeds of certain equity offerings completed before July 15, 2010. See “Description of Exchange Notes.”

•	The terms of the Exchange Notes are identical to our outstanding Old Notes except for transfer restrictions and registration rights.

For a discussion of specific risks that you should consider before tendering your outstanding 8 7/8% Senior Notes due 2015 in the exchange offer, see “Risk Factors” beginning on page 14.

There is no public market for the Old Notes or the Exchange Notes, However, you may trade the Old Notes in the Private Offering Resale and Trading through Automatic Linkages, or PORTALtm, market.

Each broker-dealer that receives Exchange Notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. A broker dealer who acquired Old Notes as a result of market making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with any resales of the Exchange Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Exchange Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 9, 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling noteholders are offering to sell, and seeking offers to buy, 8 7/8% Senior Notes due 2015 only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our 8 7/8% Senior Notes due 2015.

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PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in this prospectus or incorporated by reference herein. You should carefully read this prospectus and the information incorporated by reference herein, including the section entitled “Risk Factors” and the pro forma financial data, which gives effect to our acquisition of Triad, the offering of the Old Notes, the additional debt financings to fund the purchase price for the acquisition of Triad and certain other transactions.

Unless otherwise indicated or the context requires otherwise, references in this prospectus to “CHS,” “we,” “our,” “us” and “the Company” refer to Community Health Systems, Inc. and its consolidated subsidiaries, including CHS/Community Health Systems, Inc., the issuer of the Notes, both before and after the consummation of the Merger, as defined below. References to the “Issuer” refer to CHS/Community Health Systems, Inc. alone, and references to “Holdings” refer to Community Health Systems, Inc. alone. “Triad” refers to Triad Hospitals, Inc. and its consolidated subsidiaries unless the context otherwise requires. Financial information identified in this prospectus as “pro forma” gives effect to the closing of the Transactions. See “Unaudited Pro Forma Condensed Financial Statements.”

Our Company

We are the largest non-urban provider of general hospital healthcare services in the United States in terms of number of facilities and net operating revenues. As of July 25, 2007, prior to the acquisition of Triad, we owned, leased or operated 79 hospitals, geographically diversified across 23 states, with an aggregate of 9,550 licensed beds. We generate revenues by providing a broad range of general hospital healthcare services to patients in the communities in which we are located. Services provided by our hospitals include emergency room services, general surgery, critical care, internal medicine, obstetrics and diagnostic services. As part of providing these services, we also own physician practices, imaging centers, home health agencies and ambulatory surgery centers. Our net operating revenues for the year ended December 31, 2006 and for the six months ended June 30, 2007 were $4,366 million and $2,453 million, respectively.

Historically, we have grown by acquiring hospitals and by improving the operations of our facilities. We targeted hospitals in growing, non-urban healthcare markets for acquisition because of their favorable demographic and economic trends and competitive conditions. Because non-urban service areas have smaller populations, there are generally fewer hospitals and other healthcare service providers in these communities and a lower level of managed care presence in these markets. We believe that smaller populations support less direct competition for hospital-based services. Over the past several years, we also have expanded our focus beyond these non-urban markets, acquiring larger facilities in more urban markets. Based on our experience and our observations about our industry, we have recognized that more rapid growth opportunities exist for a skillful and disciplined operator in selected larger markets.

On July 25, 2007, we acquired Triad, a publicly-owned hospital company. Triad provides a broad range of general hospital healthcare services to patients in non-urban and mid-size markets located primarily in the southern, midwestern and western United States. As of July 25, 2007, Triad owned, leased or operated 50 hospitals in 17 states, with an aggregate of approximately 9,600 licensed beds. Upon closing of the acquisition, we became the largest publicly-owned provider of hospital services, operating 129 hospitals in 28 states with an aggregate of approximately 19,200 licensed beds. Pro forma for the Triad acquisition, our net operating revenues for the year ended December 31, 2006 and for the six months ended June 30, 2007 would have been $9,903 million and $5,429 million, respectively. In connection with the consummation of the merger the Company obtained $7,215 million of senior secured financing under a new credit facility (the “New Credit Facility”) and its wholly-owned subsidiary, CHS/Community Health Systems, Inc. issued the Old Notes at the closing of the merger. We also refer to the acquisition of Triad as the Merger. See “Unaudited Pro Forma Condensed Financial Statements.”

We believe the Triad acquisition will:

•	complement our non-urban market presence with mid-size markets having greater population growth than non-urban markets and less competition than major metropolitan markets;

•	increase the scale of our operations, enabling us to realize corporate overhead efficiencies and purchasing savings;

•	increase our operating growth and profitability as we centralize certain functions and standardize best practices across these facilities; and

•	increase our presence in 12 states and expand into five new states.

Our Strengths

We believe the following strengths will allow us to continue to improve our operations and profitability:

Leading local market provider.  We are a leading provider of acute care services in the markets we serve. As of June 30, 2007, we are one of three or fewer providers in approximately 98% of our markets, and we are the sole provider in approximately 85% of our markets. We have focused on non-urban markets with strong demographic growth and underserved medical populations. In general, reimbursement is more favorable in these markets than in markets with more direct competition for hospital-based services. In some of our markets, we receive higher reimbursement rates from Medicare for designated sole community hospitals. Additionally, our leading market position enables us to achieve a strong return on investments in facility expansion and physician recruitment. As of June 30, 2007, pro forma for the Triad acquisition, we are one of three or fewer providers in approximately 86% of our markets and the sole provider in approximately 65% of our markets.

Geographic diversity and operating scale.  We operated 79 hospitals in 23 states as of July 25, 2007, prior to the acquisition of Triad. With our acquisition of Triad, we have expanded into five new states and operate 129 hospitals across 28 states. Pro forma for the Triad acquisition, our 2006 revenue exposure to any one state is less than 13% (as compared to less than 21% for us prior to the acquisition). Our geographic diversity helps to mitigate risk associated with fluctuating state regulations related to Medicaid reimbursement and state-specific economic conditions. Furthermore, we believe our current operations, together with those we acquired from Triad, will enable us to realize the benefits of economies of scale, purchasing power and increased operating efficiencies.

Strong presence in attractive markets.  The underserved non-urban markets, on which we have historically focused, provide an attractive environment for our operations. With fewer hospitals and healthcare providers and generally a lower level of managed care penetration, these markets allow us to profitably provide much needed acute care services. We believe the Triad acquisition expands our presence in non-urban markets and complements our non-urban focus, as Triad’s mid-size markets have greater population growth than non-urban markets. Triad’s facilities also enjoy strong patient and physician loyalty and have less direct competition than hospitals in major metropolitan markets.

Emphasis on quality of care.  We have developed significant expertise in implementing a variety of programs to ensure continuous improvement in the quality of care provided at our hospitals. This is an evolving aspect of our business, as payors and accrediting agencies expand their views of quality to include measurement, reporting and continual improvement of the timeliness, safety, effectiveness, efficiency and patient-centeredness of clinical care. We understand that high levels of clinical care are only achieved when “quality” is a company-wide leadership focus that embraces patient, physician and employee satisfaction and continual, systematic improvements. Seeking the highest levels of improvement typically yields the best results for patients, reduces risk and improves our financial performance. We have developed and implemented programs to support and monitor quality of care improvement that include:

•	standardized data and benchmarks to assist and monitor hospital quality improvement efforts;

•	recommended policies and procedures based on the best medical and scientific evidence;

•	hospital-based training and coaching to achieve success with respect to expectations of accrediting agencies;

•	training programs for hospital management and clinical staff regarding regulatory and reporting requirements, as well as skills in leadership, communications and service;

•	sharing of best practices for regulatory compliance and performance improvement; and

•	evidence-based tools for improving patient, physician and staff satisfaction.

Strong history of generating revenue growth and improving profitability.  Since 2001, we have grown from 57 to 79 hospitals and have increased revenue from $1,657 million to $4,366 million, and income from continuing operations from $44.7 million to $171.5 million for the year ended December 31, 2006 (2001 numbers are not restated for insignificant discontinued operations). We have improved profitability by recruiting primary care physicians and specialists, expanding our service offerings to include more complex care, optimizing our emergency room strategy across our portfolio of hospitals and selectively making capital investments in projects that generate a high return on investment. Upon closing of the Triad acquisition, we believe that a significant opportunity exists to continue to improve profitability, as approximately 30% of the combined company’s facilities have been acquired within the past four years.

Experienced management team with a proven track record.  We have a strong and committed management team that has substantial industry knowledge and a proven track record of operations success in the hospital industry. Our chief executive officer and chief financial officer each have over 30 years of experience in the healthcare industry and have worked together since 1973. Our management team has successfully acquired and integrated 55 hospitals, and we believe this experience positions us well to integrate and improve the operations of the Triad facilities in addition to successfully executing our business strategy.

Our Strategy

We intend to continue to grow our business and improve our financial performance by implementing our business strategy, the key elements of which are to:

Increase revenues at our facilities.  We intend to increase revenues at our facilities by providing a broader range of services in a more attractive care setting. Our primary method of expanding medical services is recruiting additional primary care physicians and specialists. We intend to continue to expand the breadth of services offered at our hospitals through targeted capital expenditures to support the addition of more complex services, including orthopedics, cardiovascular services and urology. We also provide the capital to invest in technology and the physical plant at our facilities, particularly in our emergency rooms, surgery/critical care departments and diagnostic services. For example, as part of our successful and ongoing emergency room enhancement strategy, we have implemented a standardized management system across all of our facilities. Emergency rooms represent approximately 60% of our hospital admissions, and we believe the Triad acquisition presents an additional growth opportunity as Triad has not pursued a similar emergency room enhancement strategy. Additionally, we believe a number of our standardized practices, including centralized physician recruiting, managed care contracting, facilities management and resource and case management programs, can be successfully applied to Triad’s facilities.

Increase operating efficiencies to improve profitability.  We continually focus on improving operating efficiency to increase our operating margins. We seek to reduce costs and enhance efficiency through various methods and across the broad spectrum of our operations, including:

•	standardizing and centralizing our methods of operation and management;

•	improving quality of care and patient, physician and staff satisfaction;

•	implementing management and healthcare industry best practices, which drive efficiencies in areas as diverse and wide-ranging as adjusting staffing levels to patient volume and acuity, and adopting drug formularies;

•	utilizing our proven case and resource management program, which guides our hospitals in the allocation and application of resources, which assists in optimizing clinical care and, in turn, containing expenses;

•	capitalizing on our participation in a wide range of group purchasing arrangements by monitoring and ensuring compliance by our hospitals with the terms of those purchasing arrangements; and

•	utilizing standardized management information systems appropriate for the size and complexity of a particular hospital.

Complete successful integration of Triad.  We have successfully acquired and integrated 55 hospitals since 1996 and our focus over the next two years will be to successfully integrate the acquisition of Triad. We have an established, experienced and dedicated team to manage the integration of Triad. We believe that, in the first year following the acquisition of Triad, we will realize approximately $28 million of annual cost savings related to cash expenses from the elimination of certain head count reductions and the elimination of certain duplicate overhead costs. We anticipate that we will realize additional savings from improved pricing opportunities under our purchasing contracts, the elimination of certain other duplicate corporate overhead costs and the implementation of other cost saving initiatives that management has identified. Additionally, we intend to continue to pursue a disciplined approach in making capital investments that generate a high return on investment, and will apply this focus to our acquired hospitals. Over the last four years, Triad has invested approximately $1,573 million (or approximately 9% of revenues) into its facilities. We believe we can leverage these already well-capitalized facilities and increase operating efficiencies and profitability.

Deleverage balance sheet.  Historically, we have generated relatively strong and stable cash flow which has allowed us to fund our growth-related investments while maintaining reasonable leverage levels. From March 31, 2000 (prior to the June, 2000 initial public offering of our common stock) to June 30, 2007, our debt as a percentage of total capitalization decreased from 86.6% to 51.8%. We intend to continue our strategy of utilizing cash flows from our combined operations to service debt and to fund our future growth initiatives. We will also consider issuing equity or equity-related securities or divesting selected hospital facilities to deleverage our balance sheet.

Our Industry

The U.S. healthcare industry is large and growing. The Centers for Medicare and Medicaid Services, or CMS, reported that in 2005, total U.S. healthcare expenditures grew by 6.9% to $2.0 trillion. It also projected total U.S. healthcare spending to grow by 6.8% in 2006 and by an average of 6.9% per year through 2015. By these estimates, healthcare expenditures will account for approximately $3.9 trillion, or 19.2% of the total U.S. gross domestic product, by 2015.

Hospital services, the market in which we operate, is the largest single category of healthcare at 31% of total healthcare spending in 2005, or $611.6 billion, as reported by CMS. CMS projects the hospital services market to grow by an average of 7.0% per year through 2015. It expects growth in hospital healthcare spending to continue due to the aging of the U.S. population and consumer demand for expanded medical services. As hospitals remain the primary setting for healthcare delivery, CMS expects hospital services to remain the largest category of healthcare spending.

We believe that we are well-positioned to benefit from the expected growth in hospital spending as well as shifts in demographics in the United States. According to the U.S. Census Bureau, there are approximately 36.9 million Americans age 65 or older in the United States, who comprise approximately 13% of the total U.S. population. By the year 2030, the number of elderly is expected to climb to 71.5 million, or 20% of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years and older is also expected to increase from 4.3 million to 9.6 million by the year 2030. This increase in life expectancy will increase demand for healthcare services and, as importantly, the demand for innovative, more sophisticated means of delivering those services. Hospitals, as the largest category of care in the healthcare market, will be among the main beneficiaries of this increase in demand. Based on data compiled for us, the populations of the service areas where our current hospitals are located grew 19.6% from 1990 to 2005, and are expected to grow 4.9% from 2005 to 2010. The number of people aged 55 or older in these service areas grew 25.8% from 1990 to 2005, and is expected to grow 12.7% from 2005 to 2010. We believe that the aging of the population will benefit both non-urban and mid-size markets, particularly in the southern regions in which we operate.

The acute care hospital sector is characterized by a stable Medicare reimbursement and commercial pricing environment. In the United States, general acute care hospitals are instrumental to the delivery of quality healthcare and represent a critical element of the overall healthcare infrastructure. Approximately 82% of these hospitals are owned and managed by not-for-profit or government entities that, according to the American Hospital Association, or the AHA, tend to have lower operating margins than investor-owned hospitals. We believe that Medicare, which accounts for approximately 30% of total hospital spending, will continue to provide appropriate pricing increases that will enable hospitals to provide high quality clinical care. For fiscal 2007, Medicare has budgeted a total payment increase of $3,400 million for acute care inpatient services, which we believe is consistent with recent historical experience. CMS forecasts Medicare hospital spending to nearly double over the next 10 years.

Commercial pricing has also been stable for hospital providers, and we believe that commercial payors typically offer rate increases that exceed those offered by Medicare. With respect to commercial reimbursement, based on our experience, well-positioned hospital companies generally have been successful at receiving mid- to high single-digit private pay increases over the past few years, and we expect this trend to continue.

Our Corporate Information

Community Health Systems, Inc. was incorporated in Delaware on June 6, 1996. CHS/Community Health Systems, Inc. was incorporated in Delaware on March 25, 1985. Our principal executive offices are located at 4000 Meridian Boulevard, Franklin, Tennessee 37067, and our telephone number is (615) 465-7000. Our website is www.chs.net. Information on our website shall not be deemed part of this prospectus.

The Transactions

On July 25, 2007, we acquired Triad, a publicly-owned hospital company. Triad provides a broad range of general hospital healthcare services to patients in non-urban and mid-size markets located primarily in the southern, midwestern and western United States. As of July 25, 2007, prior to the acquisition, Triad owned, leased or operated 50 hospitals in 17 states, with an aggregate of approximately 9,600 licensed beds. Upon closing of the acquisition, we have become the largest publicly-owned provider of hospital services, operating 129 hospitals in 28 states with an aggregate of approximately 19,200 licensed beds. Pro forma for the Triad acquisition, our net operating revenues for the year ended December 31, 2006 and for the six months ended June 30, 2007 would have been $9,903 million and $5,429 million, respectively. See “Unaudited Pro Forma Condensed Financial Information.”

Purpose of the Exchange Offer

On July 25, 2007, we sold, through a private placement exempt from the registration requirements of the Securities Act, $3,021,331,000 of our 8 7/8% Senior Notes due 2015, all of which are eligible to be exchanged for Exchange Notes. We refer to these notes as “Old Notes” in this prospectus.

Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchasers of the Old Notes. Under the registration rights agreement, we are required to use our reasonable best efforts to cause a registration statement for substantially identical Notes, which will be issued in exchange for the Old Notes, to be filed within 90 days and to become effective on or within 210 days of issuance of the Old Notes. We refer to the Notes to be registered under this exchange offer registration statement as “Exchange Notes” and collectively with the Old Notes, we refer to them as the “Notes” in this prospectus. You may exchange your Old Notes for Exchange Notes in this exchange offer. You should read the discussion under the headings “— Summary of the Exchange Offer,” “The Exchange Offer” and “Description of Exchange Notes” for further information regarding the Exchange Notes.

We did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.

Summary of the Exchange Offer

The Exchange Offer

Securities Offered	$3,021,331,000 aggregate principal amount of 8 7/8% Senior Notes due 2015.

The Exchange Offer	We are offering to exchange the Old Notes for a like principal amount at maturity of the Exchange Notes. Old Notes may be exchanged only in integral principal multiples of $1,000. This exchange offer is being made pursuant to a registration rights agreement dated as of July 25, 2007 which granted the initial purchasers and any subsequent holders of the Old Notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the Old Notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

Expiration Date; Withdrawal of Tender	The exchange offer will expire 5:00 p.m., New York City time, on November 13, 2007, or a later time if we choose to extend this exchange offer. You may withdraw your tender of Old Notes at any time prior to the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer.

Resales	We believe that you can offer for resale, resell and otherwise transfer the Exchange Notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

• you acquire the Exchange Notes in the ordinary course of business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes;

• you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act; and

• you are not a broker-dealer.

If any of these conditions is not satisfied and you transfer any Exchange Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume, or indemnify you against, this liability.

Each broker-dealer acquiring Exchange Notes issued for its own account in exchange for Old Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any Exchange Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the Exchange Notes issued in the exchange offer.

Conditions to the Exchange Offer	Our obligation to accept for exchange, or to issue the Exchange Notes in exchange for, any Old Notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Securities and Exchange Commission, or any order of any governmental agency or court of law. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Notes Held in the Form of Book-Entry Interests	The Old Notes were issued as global securities and were deposited upon issuance with U.S. Bank National Association which issued uncertificated depositary interests in those outstanding Old Notes, which represent a 100% interest in those Old Notes, to The Depositary Trust Company.

Beneficial interests in the outstanding Old Notes, which are held by direct or indirect participants in the Depository Trust Company, are shown on, and transfers of the Old Notes can only be made through, records maintained in book-entry form by The Depository Trust Company.

You may tender your outstanding Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you. In some cases you may be asked to submit the BLUE-colored “Letter of Transmittal” that may accompany this prospectus. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “The Exchange Offer.” Your outstanding Old Notes will be tendered in multiples of $1,000.

A timely confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent’s account at The Depository Trust Company, under the procedure described in this prospectus under the heading “The Exchange Offer” must be received by the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

United States Federal Income Tax Considerations	The exchange offer should not result in any income, gain or loss to the holders of old notes or to us for United States Federal Income Tax Purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the exchange offer. We used the net proceeds from the sale of the Old Notes, together with borrowings under our New Credit Facility, to fund the Transactions, to pay fees and expenses and for general corporate purposes. See “Use of Proceeds.”

Exchange Agent	U.S. Bank National Association is serving as the exchange agent for the exchange offer.

Shelf Registration Statement	In limited circumstances, holders of Old Notes may require us to register their Old Notes under a shelf registration statement.

Description of the Exchange Notes

Issuer	CHS/Community Health Systems, Inc.

Notes Offered	$3,021,331,000 aggregate principal amount of 8 7/8% Exchange Notes due 2015.

Maturity Date	July 15, 2015.

Interest Payment Dates	January 15 and July 15 of each year, commencing on January 15, 2008.

Guarantees	The Exchange Notes will be unconditionally guaranteed on a senior basis by Holdings and certain of our current and future domestic subsidiaries.

On a pro forma basis, our non-guarantor subsidiaries would have accounted for approximately $2,006 million, or 37%, of our total revenue for the six months ended June 30, 2007, and approximately $4,370 million, or 33%, of our total assets, and approximately $1,397 million, or 12%, of our total liabilities, in each case as of June 30, 2007. To the extent that the purchase price allocation changes the valuation of guarantor and non-guarantor assets and liabilities, the ratio of non-guarantor assets and liabilities to total assets and liabilities could change.

Ranking	The Exchange Notes and guarantees thereof will:

• be effectively subordinated to all of our and the guarantors’ obligations under all secured indebtedness, including any borrowings under our New Credit Facility to the extent of the value of the assets securing such obligations, and be effectively subordinated to all obligations of each of our subsidiaries that is not a guarantor of the Exchange Notes;

• rank pari passu in right of payment with all of our and the guarantors’ existing and future unsecured senior indebtedness; and

• rank senior in right of payment to all of our and the guarantors’ future subordinated indebtedness.

As of June 30, 2007, on a pro forma basis after giving effect to the Transactions, we would have had approximately $6,133 million aggregate principal amount of senior secured indebtedness outstanding, and an additional $1,150 million that we would have been able to borrow under our New Credit Facility, to which the Exchange Notes would have been effectively subordinated to the extent of the value of the collateral.

Optional Redemption	Prior to July 15, 2011, we may redeem some or all of the Exchange Notes at a redemption price equal to 100% of the principal amount of the Exchange Notes plus accrued and unpaid interest and additional interest, if any, to the applicable redemption date plus the applicable “make-whole” premium set forth in this prospectus.

We may redeem some or all of the Exchange Notes at any time and from time to time on or after July 15, 2011, at the redemption price set forth in this prospectus. In addition, at any time prior to July 15, 2010, we may redeem up to 35% of the aggregate principal amount of the Exchange Notes with the proceeds of certain equity offerings. See “Description of the Exchange Notes — Optional Redemption.”

Change of Control	If a change of control occurs, each holder of Exchange Notes will have the right to require us to purchase all or a portion of its Exchange Notes at 101% of the principal amount of the Exchange Notes on the date of purchase, plus any accrued and unpaid interest to the date of repurchase. See “Description of the Exchange Notes — Change of Control.”

Certain Covenants	The indenture governing the Exchange Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

• incur or guarantee additional indebtedness;

• pay dividends or make other restricted payments;

• make certain investments;

• create or incur certain liens;

• sell assets and subsidiary stock;

• transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

• enter into transactions with our affiliates.

However, these limitations are subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes — Certain Covenants.”

Use of Proceeds	We will not receive any proceeds from the issue of the Exchange Notes. We used the net proceeds from the sale of the Old Notes, together with borrowings under our New Credit Facility, to fund the Transactions to pay fees and expenses and for general corporate uses. See “Use of Proceeds.”

Risk Factors

Investing in the Exchange Notes involves substantial risk. See “Risk Factors” for a discussion of certain factors that you should consider before investing in the Exchange Notes.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

COMMUNITY HEALTH SYSTEMS, INC.

The following table sets forth a summary of our selected consolidated historical financial data as of and for the periods presented. The summary historical financial information, except for “Other Financial Data” and “Operating Data,” as of December 31, 2005 and 2006, and for each of the fiscal years ended December 31, 2004, 2005 and 2006, have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated balance sheet and statement of operations data as of and for the years ended December 31, 2002 and 2003 were derived from our audited consolidated financial statements, not included herein, giving effect to adjustments for discontinued operations. The summary historical financial information, except for “Other Financial Data” and “Operating Data,” for the six month periods ended June 30, 2006 and June 30, 2007, have been derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, the unaudited interim financial data includes all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The following data should be read in conjunction with our consolidated financial statements and related Exchange Notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included or incorporated by reference in this prospectus.

The summary unaudited pro forma financial data as of and for the six months ended June 30, 2007 have been prepared to give effect to the Transactions in the manner described under “Unaudited Pro Forma Condensed Financial Information” and the Exchange Notes thereto as if they had occurred on January 1, 2006, in the case of the summary unaudited pro forma condensed income statement, and on June 30, 2007, in the case of the summary unaudited pro forma condensed balance sheet. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma financial and other data are for informational purposes only and do not purport to represent what our results of operations, balance sheet data or other financial information actually would have been if the Transactions had occurred at any other date, and such data do not purport to project the results of operations for any future period or our financial condition as of any future date.

The summary historical and unaudited pro forma financial and other data should be read in conjunction with “Unaudited Pro Forma Condensed Financial Information,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related Exchange Notes appearing elsewhere or incorporated by reference in this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

COMMUNITY HEALTH SYSTEMS, INC.

						Pro Forma		Pro Forma
				Six Months Ended		Six Months Ended		Year Ended
	Year Ended December 31,			June 30,		June 30,		December 31,
	2004	2005	2006	2006	2007	2006	2007(1)	2006
	(Dollars in thousands)

Income Statement Data:
Net operating revenues	$3,203,507	$3,738,320	$4,365,576	$2,087,616	$2,453,125	$4,834,881	$5,429,035	$9,903,476

Salaries and benefits	1,279,136	1,486,407	1,741,223	827,815	981,421	1,959,312	2,230,381	4,012,202
Provision for doubtful accounts	324,643	377,596	547,781	223,295	284,360	472,169	587,924	1,124,681
Supplies	389,584	448,210	510,351	248,520	286,541	720,270	792,303	1,468,251
Rent	76,986	87,210	97,104	46,628	54,240	101,400	116,888	213,918
Other operating expenses	639,037	765,697	897,091	426,156	503,815	893,983	1,049,240	1,840,275
Minority interest in earnings	2,494	3,104	2,795	1,068	818	11,052	13,649	24,795
Equity in earnings of unconsolidated subsidiaries	—	—	—	—	—	(19,824)	(23,608)	(43,500)
Depreciation and amortization	149,155	164,563	188,771	89,689	104,619	210,067	235,858	434,571

Total operating costs and expenses	2,861,035	3,332,787	3,985,116	1,863,171	2,215,814	4,348,429	5,002,635	9,075,193

Income from operations	342,472	405,533	380,460	224,445	237,311	486,452	426,400	828,283
Interest expense, net	75,256	94,613	102,299	45,657	61,559	350,169	363,042	710,601
Loss from early extinguishment of debt	788	—	—	—	—	—	—	—

Income from continuing operations before income taxes	266,428	310,920	278,161	178,788	175,752	136,283	63,358	117,682
Provision for income taxes	104,071	120,782	106,682	69,165	67,665	53,104	34,072	46,344

Income from continuing operations	162,357	190,138	171,479	109,623	108,087	$83,179	$29,286	$71,338

Discontinued operations, net of taxes	(10,924)	(22,594)	(3,216)	(3,216)	—

Net income	$151,433	$167,544	$168,263	$106,407	$108,087

Statement of Cash Flows Data:
Cash flows provided by operating activities	$325,750	$411,049	$350,255	$207,046	$215,988
Cash flows used in investing activities	(318,479)	(327,272)	(640,257)	(295,767)	(309,270)
Cash flows (used in) provided by financing activities	58,896	(62,167)	226,460	8,770	74,073
Other Financial Data:
Capital expenditures	164,286	188,365	224,519	94,194	108,849
Operating Data:
Number of hospitals at end of period	66	69	77	74	79
Number of licensed beds at end of period(2)	7,358	7,974	9,117	8,546	9,550
Beds in service(3)	5,960	6,476	7,341	6,871	7,777
Admissions(4)	267,390	291,633	326,235	157,214	175,763
Adjusted admissions(5)	493,776	538,445	605,511	290,305	326,960
Patient days(6)	1,091,889	1,204,001	1,334,728	654,822	717,654
Average length of stay (days)(7)	4.1	4.1	4.1	4.2	4.1
Occupancy rate (beds in service)(8)	51.2%	52.9%	53.0%	54.5%	52.8%
Net inpatient revenues as a percentage of total net operating revenues	50.5%	50.9%	50.0%	50.3%	49.2%
Net outpatient revenues as a percentage of total net operating revenues	48.1%	47.8%	48.7%	48.4%	49.6%
Balance Sheet Data (end of period):
Working capital	$453,090	$476,806	$446,101	$405,857	$521,289
Property and equipment	1,484,548	1,610,991	1,986,577	1,757,218	2,089,142
Cash and cash equivalents	82,498	104,108	40,566	24,157	21,357
Total assets	3,632,608	3,934,218	4,506,579	4,178,660	4,793,111
Total debt	1,831,735	1,667,624	1,941,177	1,677,604	1,999,997
Other long-term obligations	225,390	283,738	301,842	289,592	346,880
Stockholders’ equity	$1,239,991	$1,564,577	$1,723,673	$1,698,299	$1,860,967

(1)	The pro forma results include the historical results for Holdings adjusted to include the historical results of Triad and other pro forma adjustments to give effect to the Transactions as previously described.

(2)	Licensed beds are the number of beds for which the appropriate state agency licenses a facility which may vary in some instances from beds actually available for patient use.

(3)	Beds in service are the number of beds that are readily available for patient use.

(4)	Admissions represent the number of patients admitted for inpatient treatment.

(5)	Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

(6)	Patient days represent the total number of days of care provided to inpatients.

(7)	Average length of stay (in days) represents the average number of days inpatients stay in our hospitals.

(8)	We calculated occupancy rate percentages by dividing the average daily number of inpatients by the weighted-average of beds in service.

															Pro Forma
															Six Months		Pro Forma
											Six Months				Ended		Year Ended
	Year Ended December 31,										Ended June 30,				June 30,		December 31,
	2002		2003		2004		2005		2006		2006		2007		2007		2006

Ratio of Earnings to Fixed Charges	3.21	x	3.58	x	3.74	x	3.61	x	3.13	x	4.03	x	3.25	x	1.14	x	1.14	x

RISK FACTORS

You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus. This prospectus contains forward-looking statements that involve risk and uncertainties. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us, or those we currently view to be immaterial, may also materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks Related to the Exchange Notes

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, including those required for operating our existing hospitals, for integrating our historical acquisitions, including the Triad acquisition, or for future acquisitions. We also may be forced to sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the notes. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations, or that these actions would be permitted under the terms of our existing or future debt agreements, including our New Credit Facility and the indenture governing the notes. For example, our New Credit Facility and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from any dispositions. We may not be able to consummate those dispositions, and any proceeds we receive may not be adequate to meet any debt service obligations then due. See “Description of Certain Indebtedness” and “Description of the Exchange Notes.”

We are a holding company and may not have access to sufficient cash to make payments on the notes.

We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness, including the notes. In addition, any payments of dividends, distributions, loans or advances to us by our subsidiaries could be subject to legal and contractual restrictions. Our subsidiaries are permitted under the terms of our indebtedness, including the indenture governing the notes, to incur additional indebtedness that may restrict payments from those subsidiaries to us. The agreements governing the current and future indebtedness of our subsidiaries may not permit those subsidiaries to provide us with sufficient cash to fund payments on the notes when due.

Our subsidiaries are separate and distinct legal entities, and they may have (except to the extent of the guarantees) no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our borrowings under the New Credit Facility are expected to be, at variable rates of interest, and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

Our pro forma cash interest expense, net, for the six months ended June 30, 2007, would have been $365.8 million. At June 30, 2007, pro forma for the Triad acquisition, a fluctuation in interest rates of 0.125% on the New Credit Facility would have resulted in a fluctuation in our cash interest expense of approximately $3.9 million for the six months ended June 30, 2007.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our New Credit Facility that is not waived by the required lenders, and the remedies sought by the holders of indebtedness as a result of a default, could render us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, including covenants in the indenture governing the notes and our New Credit Facility, we could be in default under the terms of the agreements governing this indebtedness, including our New Credit Facility and the indenture governing the notes. In the event of any default, the holders of this indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest, the lenders under our New Credit Facility could elect to terminate their commitments under this facility, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our New Credit Facility to avoid being in default. If we breach our covenants under our New Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our New Credit Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See “Description of Certain Indebtedness” and “Description of the Exchange Notes.”

Your ability to receive payments on these notes is junior to those lenders who have a security interest in our assets to the extent of the value of those assets.

Our obligations under the notes are unsecured, but our obligations under the New Credit Facility are secured by an interest in substantially all of our assets. CHS is a borrower under the New Credit Facility and Holdings and certain of its existing and future domestic and foreign subsidiaries have guaranteed obligations under the New Credit Facility on a senior secured basis. If we are declared bankrupt or insolvent, or if we default under the New Credit Facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we are unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture at such time. In such event, because the notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which claims of the holders of notes could be satisfied or, if any assets remained, they might be insufficient to satisfy such claims fully. See “Description of Certain Indebtedness.”

Claims of holders of the notes will be structurally subordinated to claims of creditors of our subsidiaries that do not guarantee the notes.

As of the issue date, the notes will be guaranteed by certain of our subsidiaries. Claims of holders of the notes will be structurally subordinated to the claims of creditors of our subsidiaries that do not guarantee the notes, including trade creditors. All obligations of these subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or creditors of us, including the holders of the notes.

We estimate, on a pro forma basis, our non-guarantor subsidiaries would have accounted for approximately $2,006 million, or 37%, of our total revenue for the 6 months ended June 30, 2007, and approximately $4,370 million, or 33%, of our total assets, and approximately $1,397 million, or 12%, of our total liabilities, in each case as of June 30, 2007. To the extent that the purchase price allocation changes the valuation of guarantor and non-guarantor assets and liabilities, the ratio of non-guarantor assets and liabilities to total assets and liabilities could change.

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of a “change of control,” as defined in the indenture governing the notes, the holders of the notes will be entitled to require us to repurchase the outstanding notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of repurchase. Failure to make this repurchase would result in a default under the indenture. Also, our New Credit Facility may effectively prevent the purchase of the notes by us if a change of control occurs and these lenders do not consent to our purchase of the notes, unless all amounts outstanding under the New Credit Facility are repaid in full. Our failure to purchase or give a notice of purchase of the notes would be a default under the indenture, which would in turn be a default under the New Credit Facility. In addition, a change of control may constitute an event of default under the New Credit Facility. A default under the New Credit Facility would result in a default under the indenture if the lenders accelerate the debt under the New Credit Facility. Any future credit agreements or other agreements to which we become a party may contain similar restrictions and provisions. The exercise by holders of the notes of their right to require us to repurchase the notes could cause a default under our other debt agreements due to the financial effect of these repurchases on us, even if the change of control itself does not cause a default under the indenture.

In the event of a change of control, we may not have sufficient funds to repurchase the notes and to satisfy our other obligations under the notes and any other indebtedness. The source of funds for any purchase of notes would be available cash or cash generated from other sources, which may not be available. Upon the occurrence of a change of control, we could seek to refinance our indebtedness or obtain a waiver from our lenders, but it is possible that we would not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all. On the other hand, the provisions in the indenture governing the notes regarding a change of control could make it more difficult for a potential acquiror to obtain control of us. See “Description of the Exchange Notes — Change of Control.”

The change of control provisions in the indenture governing the notes may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Some of these transactions may not involve a change in voting power or beneficial ownership or, even if they do, may not involve a change of the magnitude required under the definition of change of control in the indenture to trigger our obligation to repurchase the notes. Except as described above, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. Therefore, if an event occurs that does not constitute a change of control as defined under the indenture governing the notes, we will not be required to make an offer to repurchase the notes, and you may be required to hold your notes despite the event. See “Description of Certain Indebtedness” and “Description of the Exchange Notes — Change of Control.”

Subsidiary guarantors will be automatically released from their obligations under the New Credit Facility in a variety of circumstances, which may cause those subsidiary guarantors to be released from their guarantees of the notes.

While any obligations under the New Credit Facility remain outstanding, any subsidiary guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indenture governing the notes, if such subsidiary guarantor is no longer a guarantor of obligations under the New Credit Facility or any other indebtedness. See “Description of Certain Indebtedness” and “Description of the Exchange Notes.” Upon the closing of any asset sale permitted under the New Credit Facility consisting of the sale of all of the equity interests of any subsidiary guarantor, the obligations of such subsidiary guarantor under the New Credit Facility will be automatically discharged and released. In addition, if any shares of a subsidiary guarantor are subject to certain permitted interest transfers under the New Credit Facility, including transfers of such shares in connection with permitted joint ventures or permitted syndication transactions under the New Credit Facility, the obligations of such subsidiary guarantor under the New Credit Facility will be automatically discharged and released. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Holdings and some of our subsidiaries will guarantee the notes. Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under the terms of the indenture governing the notes, the notes will be guaranteed by Holdings and certain of our subsidiaries at the time of issuance. If Holdings or one of the subsidiaries that is a guarantor of the notes becomes the subject of a bankruptcy case or a lawsuit filed by unpaid creditors of any such guarantor, the guarantees entered into by these guarantors may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to other obligations of a guarantor, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

•	either:

•	was insolvent or rendered insolvent by reason of entering into the guarantee; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they become due.

In such event, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the guarantor’s creditors, under those circumstances.

If a guarantee of a guarantor were voided as a fraudulent conveyance or held unenforceable for any other reason, in all likelihood holders of the notes would be creditors solely of CHS/Community Health Systems, Inc. and those guarantors whose guarantees had not been voided. The notes then would in effect be structurally subordinated to all liabilities of the guarantor whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

We cannot assure you as to what standard a court would use to determine whether or not a guarantor would be solvent at the relevant time, or regardless of the standard used, that the guarantees would not be subordinated to any guarantor’s other debt.

If a court held that the guarantees should be voided as fraudulent conveyances, the court could void, or hold unenforceable, the guarantees, which could mean that you may not receive any payments under the guarantees, and the court may direct you to return any amounts that you have already received from any guarantor. Furthermore, the holders of the notes would cease to have any direct claim against the applicable guarantor. Consequently, the applicable guarantor’s assets would be applied first to satisfy the applicable guarantor’s other liabilities, before any portion of its assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. Moreover, the avoidance of a guarantee could result in acceleration of such debt (if not otherwise accelerated due to our or our guarantors’ insolvency or other proceeding).

Each guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

Risks Related to Our Indebtedness

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under the agreements relating to our indebtedness.

We are significantly leveraged. After the Merger was completed, we had total debt of approximately $9,154 million. The New Credit Facility and the indenture governing the notes contains, and our future debt agreements will contain, covenants and events of default that may limit our ability to raise additional capital, react to changes or meet our obligations under our financing agreements. See “Use of Proceeds,” “Description of the Exchange Notes” and “Description of Certain Indebtedness.”

Our leverage could have important consequences for you, including the following:

•	it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, debt service prepayments and general corporate or other purposes;

•	a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

•	the debt service requirements of our indebtedness could make it more difficult for us to satisfy our financial obligations;

•	some of our borrowings, including borrowings under our New Credit Facility, will be at variable rates of interest, exposing us to the risk of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and

•	we may be vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

We, our subsidiaries and any of our future subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us from doing so, and all of this additional debt may be senior to the notes. For example, under the indenture for the notes, we or our subsidiaries may incur up to $7,815 million pursuant to a credit facility or a qualified receivables transaction, less certain amounts repaid with the proceeds of asset dispositions. If we incur any additional indebtedness, including trade payables, that ranks equally with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. Additionally, upon consummation of the Transactions, our New Credit Facility will provide for commitments of up to $7,215 million in the aggregate. We also have the ability to amend our New Credit Facility to provide for one or more additional tranches of term loans in aggregate principal amount of up to $600.0 million. All borrowings under our New Credit Facility would be secured senior indebtedness. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. See “Description of the Exchange Notes” and “Description of Certain Indebtedness.”

Restrictive covenants in our debt agreement will limit our flexibility in operating our business.

The indenture governing the notes contains various covenants that limit our ability and/or our restricted subsidiaries’ ability to:

•	incur, assume or guarantee additional indebtedness;

•	issue redeemable stock and preferred stock;

•	repurchase capital stock;

•	make restricted payments, including paying dividends and making investments;

•	redeem debt that is junior in right of payment to the notes;

•	create liens without securing the notes;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	merge, consolidate, sell or otherwise dispose of substantially all our assets;

•	enter into transactions with affiliates; and

•	guarantee indebtedness.

In addition, our New Credit Facility also contains restrictive covenants and requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our New Credit Facility and/or the notes. Upon the occurrence of an event of default under our New Credit Facility, the lenders could elect to declare all amounts outstanding under our New Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our New Credit Facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our New Credit Facility. If the lenders under our New Credit Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our New Credit Facility and our other indebtedness, including the notes. See “Description of Certain Indebtedness.”

Risks Related to Our Business

We may not be able to successfully integrate our acquisition of Triad or realize the potential benefits of the acquisition, which could cause our business to suffer.

We may not be able to combine successfully the operations of Triad with our operations and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of

Triad with our operations requires significant attention from management and may impose substantial demands on our operations or other projects. In addition, a significant number of Triad’s corporate officers, who are covered by change of control arrangements, did not continue their employment with us beyond the date of the Merger. The integration of Triad also involves a significant capital commitment, and the return that we achieve on any capital invested may be less than the return that we would achieve on our other projects or investments. Any of these factors could cause delays or increased costs of combining the companies could adversely affect our operations, financial results and liquidity.

Certain of Triad’s joint venture partners have put or call rights, the exercise of which could affect our available cash and/or operating results. Triad entered into a number of joint venture transactions that entitle its joint venture partners to require Triad to purchase the partner’s interest or to require Triad to sell its interest to the partner. Some of these rights are triggered by Triad’s change in control as a result of the Merger and others by the passage of time. The consideration provided for in these contracts may not be at an advantageous amount vis-à-vis the Merger consideration. If these rights are exercised, we may be required to make unanticipated payments, our operations at these facilities may be adversely affected, or we may be required to divest the facility.

If we fail to improve the operations of future acquired hospitals, we may be unable to successfully execute our growth strategy.

Most of the hospitals we have acquired or will acquire had or may have significantly lower operating margins than we do and/or operating losses prior to the time we acquired them. In the past, we have occasionally experienced temporary delays in improving the operating margins or effectively integrating the operations of these acquired hospitals. In the future, if we are unable to improve the operating margins of acquired hospitals, operate them profitably, or effectively integrate their operations, we may be unable to successfully execute our growth strategy. We acquired 50 hospitals in the Merger. In the past we have not acquired this many hospitals at one time. We may experience delays or difficulties in improving the operating margins or effectively integrating the operations of these acquired hospitals. In addition, we have and will incur other significant transaction-related costs.

Given the number of hospitals being acquired, senior management may need to devote a significant amount of time to integration of the acquired hospitals, which may detract from the ability of senior management to execute our business strategy.

If the hospitals we acquire have unknown or contingent liabilities, we could be liable for material obligations.

Hospitals that we acquire may have unknown or contingent liabilities, including liabilities for environmental matters and failure to comply with healthcare laws and regulations. Although we seek indemnification from sellers covering these matters, we may nevertheless have material liabilities for past activities of acquired hospitals.

In addition, we have assumed all of Triad’s potential liabilities, including liabilities relating to pending or threatened litigation matters and government investigations, which, if adversely decided, could have a material adverse effect on our future results and/or operations. We do not have any rights of indemnification with respect to the Merger.

State efforts to regulate the construction, acquisition or expansion of hospitals could prevent us from constructing or acquiring new hospitals, renovating our facilities or expanding the breadth of services we offer.

Some states require prior approval for the construction or acquisition of healthcare facilities and for the expansion of healthcare facilities and services. In giving approval, these states consider the need for new or expanded healthcare facilities or services. In some states in which we operate, we are required to obtain certificates of need, or CONs, for capital expenditures exceeding a prescribed amount, changes in bed capacity or services, and some other matters. Other states may adopt similar legislation. We may not be able to obtain the required CONs or other prior approvals for new or expanded facilities in the future. In addition, at the time we acquire a hospital, we may agree to replace or expand the facility we are acquiring. If we are not able to obtain required prior approvals, we would not be able to acquire or construct new hospitals and expand the breadth of services we offer.

If we are unable to effectively compete for patients, local residents could use other hospitals.

The hospital industry is highly competitive. In addition to the competition we face for acquisitions and physicians, we must also compete with other hospitals and healthcare providers for patients. The competition among hospitals and other healthcare providers for patients has intensified in recent years. In approximately 85% of our current markets, we are the sole provider of general healthcare services. After the Merger was consummated, this percentage decreased to approximately 65%. In our other markets, the competitors are typically not-for-profit hospitals. These not-for-profit hospitals generally differ in each jurisdiction. In addition, some competing hospitals are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers. However, our hospitals also face competition from hospitals outside of their primary service area, including hospitals in major metropolitan areas that provide more complex services. These facilities generally are located some distance from our facilities, but patients in our primary service areas may travel to these other hospitals for a variety of reasons. These reasons include physician referrals or the need for services we do not offer. Patients who seek services from these other hospitals may subsequently shift their preferences to those hospitals for the services we provide.

We expect that these competitive trends will continue. Our inability to compete effectively with other hospitals and other healthcare providers could result in local residents using other hospitals.

The failure to obtain our medical supplies at favorable prices could cause our operating results to decline.

In March 2005, we entered into a five-year participation agreement with automatic renewal terms of one year each with HealthTrust Purchasing Group, L.P., or HealthTrust, a Group Purchasing Organization, or GPO, which replaced a similar arrangement with another GPO. Triad has a similar relationship with this GPO. GPOs attempt to obtain favorable pricing on medical supplies with manufacturers and vendors who sometimes negotiate exclusive supply arrangements in exchange for the discounts they give. In the past, exclusive relationships have been the subject of challenge by excluded vendors and inquiry by regulators. To the extent these exclusive supply arrangements are challenged or deemed unenforceable, we could incur higher costs for our medical supplies currently obtained through HealthTrust. These higher costs could cause our operating results to decline. There can be no assurance that our arrangement with HealthTrust will provide the discounts we expect to achieve.

If the fair value of our reporting units declines, a material non-cash charge to earnings from impairment of our goodwill could result.

At June 30, 2007, we had approximately $1,345 million of goodwill recorded on our books, and on a pro forma basis at June 30, 2007, we would have had $4,279 million of goodwill. On an ongoing basis, we evaluate, based on the fair value of our reporting units, whether the carrying value of our goodwill is impaired. If a test of our goodwill for impairment indicates that impairment has occurred, we are required to record an impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period in which the determination is made. If we make changes in our business strategy or if market or other conditions adversely affect our business, we may be forced to record an impairment charge, which would lead to a decrease in our assets and a reduction in our net income or an increase in our net losses.

Risks Related to Our Industry

If federal or state healthcare programs or managed care companies reduce the payments we receive as reimbursement for services we provide, our net operating revenues may decline.

On a pro forma basis, assuming the completion of the Transactions on January 1, 2006, 41.7% of our net operating revenues would have come from the Medicare and Medicaid programs. In recent years, federal and state governments made significant changes in the Medicare and Medicaid programs, including the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Some of these changes have decreased the amount of money we receive for our services relating to these programs.

In recent years, Congress and some state legislatures have introduced an increasing number of other proposals to make major changes in the healthcare system, including an increased emphasis on the linkage between quality of care criteria and payment levels, such as the submission of patient quality data to the Secretary of Health and Human Services. Future federal and state legislation may further reduce the payments we receive for our services. For example, the Governor of the State of Tennessee implemented cuts in the third quarter of 2005 in TennCare by restricting eligibility and capping specified services.

In addition, insurance and managed care companies and other third parties from whom we receive payment for our services increasingly are attempting to control healthcare costs by requiring that hospitals discount payments for their services in exchange for exclusive or preferred participation in their benefit plans. We believe that this trend may continue and may reduce the payments we receive for our services.

If we fail to comply with extensive laws and government regulations, including fraud and abuse laws, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is required to comply with many laws and regulations at the federal, state and local government levels. These laws and regulations require that hospitals meet various requirements, including those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes, environmental protection, health and safety, and privacy. These laws include the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and a section of the Social Security Act known as the “anti-kickback” statute. If we fail to comply with applicable laws and regulations, including fraud and abuse laws, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs, and we may be subject to claims for damages brought by governmental or private parties.

In addition, there are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the hospital segment. The ongoing investigations relate to various referral, cost reporting and billing practices, laboratory and home healthcare services, and physician ownership and joint ventures involving hospitals.

In the future, different interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

We continue to be affected by an industry-wide shortage of qualified healthcare professionals and by increasing labor costs.

We and other healthcare providers have had and continue to have difficulties in retaining qualified personnel to staff our healthcare facilities, particularly nurses and pharmacists, and in such situations we may be required to use temporary employment agencies to provide additional personnel. The labor costs are generally higher for temporary employees than for full-time employees. In addition, some states in which we operate have increased minimum staffing standards. As minimum staffing standards are increased, we may be required to retain additional staffing. In addition, in recent years we have experienced increases in our labor costs primarily due to higher wages and greater benefits required to attract and retain qualified personnel and to increase staffing levels in our healthcare facilities. Although we have undertaken strategic and structural initiatives to address these issues, if these initiatives are unsuccessful, our financial condition, results of operations and cash flows could be adversely affected.

If we become subject to significant legal actions, we could be subject to substantial uninsured liabilities or increased insurance costs.

In recent years, physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability, negligent credentialing, over-charging or related legal theories. Many of these actions involve large claims and significant defense costs. To protect us from the cost of these claims, we maintain professional malpractice liability insurance and general liability insurance coverage in excess of those amounts for which we are self-insured, in amounts that we believe to be sufficient for our operations. However, our insurance coverage does not cover all claims against us or may not continue to be available at a reasonable cost for us to maintain adequate levels of insurance. If the costs of malpractice and other liability insurance rise rapidly or uninsured claims are incurred, our profitability could decline. For a further discussion of our insurance coverage, see our discussion of professional liability insurance claims in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2006, incorporated by reference in this prospectus.

If we experience growth in self-pay volume and revenue, our financial condition or results of operations could be adversely affected.

Like others in the hospital industry, we have experienced an increase in our provision for bad debts as a percentage of net operating revenue due to a growth in self-pay volume and revenue. If we experience growth in self-pay volume and revenue, our results of operations could be adversely affected. Further, our ability to improve collections for self-pay patients may be limited by statutory, regulatory and investigatory initiatives, including private lawsuits directed at hospital charges, and collection practices for uninsured and underinsured patients.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “thinks” and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	general economic and business conditions, both nationally and in the regions in which we operate;

•	our ability to successfully integrate any acquisitions or to recognize expected synergies from such acquisitions;

•	risks associated with our substantial indebtedness, leverage and debt service obligations;

•	demographic changes;

•	existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

•	legislative proposals for healthcare reform;

•	the impact of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, which includes specific reimbursement changes for small urban and non-urban hospitals;

•	our ability, where appropriate, to enter into managed care provider arrangements, and the terms of these arrangements;

•	changes in inpatient or outpatient Medicare and Medicaid payment levels;

•	increases in the amount and risk of collectibility of patient accounts receivable;

•	increases in wages as a result of inflation or competition for highly technical positions, and rising supply cost due to market pressure from pharmaceutical companies and new product releases;

•	liability and other claims asserted against us, including self-insured malpractice claims;

•	competition;

•	our ability to attract and retain qualified personnel, key management, physicians, nurses and other healthcare workers;

•	trends toward treatment of patients in less acute or specialty healthcare settings including ambulatory surgery centers or specialty hospitals;

•	changes in medical or other technology;

•	changes in generally accepted accounting principles;

•	the availability and terms of capital to fund any acquisitions or replacement facilities;

•	our ability to successfully acquire and integrate additional hospitals (including the hospitals acquired from Triad);

•	our ability to obtain adequate levels of general and professional liability insurance;

•	potential adverse impact of known and unknown government investigations; and

•	timeliness of reimbursement payments received under government programs.

Some of the other important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this filing. All subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. We do not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, published industry sources and other sources we believe to be reliable. While we believe that these studies and reports and our own research and estimates are reliable and appropriate, neither we nor the initial purchasers have independently verified such data and neither we nor the initial purchasers make any representations as to the accuracy of such information.

THE TRANSACTIONS

On July 25, 2007, we acquired Triad, a publicly-owned hospital company. Triad provides a broad range of general hospital healthcare services to patients in non-urban and mid-size markets located primarily in the southern, midwestern and western United States. As of July 25, 2007, prior to the acquisition, Triad owned, leased or operated 50 hospitals in 17 states, with an aggregate of approximately 9,600 licensed beds. Upon closing of the acquisition, we became the largest publicly-owned provider of hospital services, operating 129 hospitals in 28 states with an aggregate of approximately 19,200 licensed beds. On a pro forma basis, our net operating revenues for the year ended December 31, 2006 and for the six months ended June 30, 2007 would have been $9,903 million and $5,429 million, respectively.

USE OF PROCEEDS

The registration rights agreement requires that we register the Exchange Notes with the SEC and offer to exchange the registered Exchange Notes for the outstanding Old Notes. This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes contemplated in this prospectus, you will receive outstanding securities in like principal amount, the form and terms of which are the same as the form and terms of the Exchange Notes except as otherwise described in this prospectus. The Old Notes surrendered in exchange for Exchange Notes will be retired and canceled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expense of the exchange offer.

We used the net proceeds from the issuance of the Old Notes, in addition to our cash on hand and cash at Triad, and borrowings under our New Credit Facility described under “Description of Certain Indebtedness — New Senior Secured Credit Facilities,” to complete the acquisition of Triad and certain related transactions and repay certain of our debt and the debt of Triad. See our unaudited pro forma financial information included elsewhere in this prospectus. The sources and uses of funds in connection with such transactions are as follows:

Sources of Funds

(Dollars in millions)

New Senior Secured Revolving Credit Facility(1)	$—
New Senior Secured Delayed Draw Term Loan Facility(1)	—
New Senior Secured Term Loan Facility	6,065
The Notes(2)	3,000

Total Sources	$9,065

Uses of Funds

Equity Purchase Price	$4,973
Refinance Existing Triad Debt	1,688
Refinance Existing CHS Debt	1,942
Redemption Tendering Fees	59
Severance and Termination Costs	90
Breakup Fees and Expenses	39
Working Capital(3)	15
Other Fees and Expenses	259

Total Uses	$9,065

(1)	We do not have any outstanding borrowings under our new $750.0 million senior secured revolving credit facility, or our $400.0 million New Senior Secured delayed draw term loan facility, immediately following the consummation of the Transactions.

(2)	Notes are net of discount of $21.3 million.

(3)	Working capital will be used for general corporate uses.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•	after giving pro forma effect to the issuance of the notes, our acquisition of Triad and the financing thereof and the other pro forma transactions. See“Unaudited Pro Forma Condensed Financial Statements” for a description of the pro forma transactions and the financing of our acquisition of Triad.

	As of June 30, 2007
	Actual	Pro Forma
	(Dollars in millions)

Cash and Cash Equivalents	$21	$99

Debt:
New Senior Secured Revolving Credit Facility(1)	$—	$—
New Senior Secured Term Loan Facility(1)	—	6,065
New Senior Secured Delayed Draw Term Loan Facility(1)	—	—
Capital Leases and Other	58	68
Existing Secured Debt	1,642	—

Total Secured Debt	1,700	6,133
The Notes(2)	—	3,000

Total Senior Debt	1,700	9,133
Senior Subordinated Notes	300	—

Total Debt	2,000	9,133
Shareholders’ Equity(3)	1,861	1,829

Total Capitalization	$3,861	$10,962

(1)	We do not have any outstanding borrowings under our $750.0 million new senior secured revolving credit facility or our $400.0 million new senior secured delayed draw term loan facility.

(2)	Notes are net of discount of $21.3 million.

(3)	Pro forma shareholders’ equity reflects the non-cash write-off of deferred loan costs associated with the refinancing of existing indebtedness of both us and Triad. See the notes to our unaudited pro forma condensed financial information for additional discussion.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

On March 19, 2007, Holdings and a wholly-owned subsidiary of CHS/Community Health Systems, Inc., which subsidiary we refer to as Merger Sub, entered into a definitive Agreement and Plan of Merger, or the Merger Agreement, with Triad. On July 25, 2007, pursuant to the Merger Agreement, Merger Sub merged with and into Triad, with Triad continuing as the surviving corporation and a wholly-owned subsidiary of the Issuer. We refer to this business combination as the Merger. In connection with entry into the Merger Agreement, Holdings entered into a debt financing for up to $7,215 million of senior secured financing and issued $3,021 million of the Old Notes, which financing we collectively refer to herein as the Debt Financing. The Merger Agreement and related documents effectuated the occurrence of the following events, which we collectively refer to as the Transactions:

•	the Merger;

•	the entering into by CHS of the New Credit Facility, consisting of a $6,065 million senior secured term loan, a $750 million senior secured revolving credit facility and a $400 million delayed draw senior secured term loan, of which $6,065 million was drawn on the closing date;

•	the issuance by CHS of up to $3,021 million ($3,000 million, net of discount) of Old Notes;

•	the refinancing of certain of our existing indebtedness and that of Triad, which together totaled approximately $3,630 million as of June 30, 2007;

•	the merger of Merger Sub with and into Triad, with Triad as the surviving corporation, and the payment of approximately $6,915 million as merger consideration, including the refinancing or assumption of Triad’s then outstanding debt; and

•	the payment of approximately $448 million of fees and expenses, including severance costs, related to the foregoing transactions.

The following unaudited pro forma condensed financial statements are based on our historical financial statements and those of Triad after giving effect to the Transactions. The effects of the Merger have been prepared using the purchase method of accounting and applying the assumptions and adjustments described in the accompanying notes.

We derived the following unaudited pro forma condensed financial statements by applying pro forma adjustments to our historical consolidated financial statements incorporated by reference in this prospectus, and Triad historical consolidated financial statements incorporated by reference in this prospectus.

The unaudited pro forma condensed statements of operations data for the periods presented give effect to the Transactions as if they had been consummated on January 1, 2006. The unaudited pro forma condensed balance sheet data give effect to the Transactions as if they had occurred on June 30, 2007. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should also be read in conjunction with these unaudited pro forma condensed financial statements. You should also read this information in conjunction with the:

•	Separate unaudited historical financial statements of CHS as of and for the six month period ended June 30, 2007, incorporated by reference in this prospectus;

•	Separate historical financial statements of CHS as of and for the fiscal year ended December 31, 2006, incorporated by reference in this prospectus;

•	Separate unaudited historical financial statements of Triad as of and for the six month period ended June 30, 2007, incorporated by reference in this prospectus; and

•	Separate historical financial statements of Triad as of and for the fiscal year ended December 31, 2006, incorporated by reference in this prospectus.

The pro forma adjustments related to the purchase price allocation and financing of the Transactions are preliminary and based on information obtained to date by management, and are subject to revision as additional information becomes available as to, among other things, the fair value of acquired assets and liabilities as well as any pre-acquisition contingencies and finalization of acquisition-related costs. The actual adjustments described in the accompanying notes may differ from those reflected in these unaudited pro forma condensed financial statements. Revisions to the preliminary purchase price allocation and financing of the Transactions may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, operating expense and costs, depreciation and amortization and interest expense.

The unaudited pro forma condensed financial statements do not reflect non-recurring charges that will be incurred in connection with the (i) write-off of certain deferred financing costs, (ii) tender premiums on our previously outstanding Senior Subordinated Notes and (iii) certain other non-recurring Merger costs, such as cash expenditures for restructuring and integration activities and retention bonuses, which cannot be reasonably estimated at this time.

The unaudited pro forma condensed financial statements should not be considered indicative of actual results that would have been achieved had the Transactions been consummated on the date or for the periods indicated, and do not purport to indicate consolidated balance sheet data or results of operations as of any future date or any future period.

The unaudited pro forma condensed financial statements should be read in conjunction with the information contained in “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes incorporated by reference in this prospectus.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

	As of June 30, 2007
	CHS
	as Reported	Triad	Adjustments		Pro Forma
	(Dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$21,357	$63,200	$(5,217,358	)(a)	$99,156
			(3,833,043	)(b)
			9,065,000	(b)
Patient accounts receivable	876,523	979,400			1,855,923
Supplies	121,964	152,700			274,664
Deferred income taxes	13,249	41,600			54,849
Prepaid expenses and taxes	36,287	48,900			85,187
Other current assets	62,933	100,900			163,833

Total current assets	1,132,313	1,386,700	14,599		2,533,612

Property and equipment:	2,809,988	4,510,100	500,000	(a)	7,820,088
Less accumulated depreciation and amortization	(720,846)	(1,341,100)			(2,061,946)

Property and equipment, net	2,089,142	3,169,000	500,000		5,758,142

Goodwill	1,344,956	1,365,800	(1,365,800	)(a)	4,279,314
			2,934,358	(a)

Investment in and advances to unconsolidated affiliates	—	260,200			260,200

Other assets	226,700	197,500	5,000	(a)	581,545
			183,956	(b)
			(31,611	)(c)

Total assets	$4,793,111	$6,379,200	$2,240,502		$13,412,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$25,757	$26,900	$(16,900	)(b)	$35,757
Accounts payable	257,730	245,100			502,830
Current income taxes payable	49,010	39,500			88,510
Accrued liabilities	278,527	347,700	(19,587	)(b)	606,640

Total current liabilities	611,024	659,200	(36,487	)(b)	1,233,737

Long-term debt	1,974,240	1,670,600	5,452,400	(b)	9,097,240

Deferred income taxes	141,472	172,200	192,500	(a)	506,172

Other long-term liabilities	205,408	201,800			407,208

Minority interests in equity of consolidated entities	—	339,100			339,100

Stockholders’ equity:
Preferred stock	—	—			—
Common stock	959	900	(900	)(a)	959
Additional paid-in capital	1,215,321	2,450,800	(2,450,800	)(a)	1,215,321
Treasury stock, at cost	(6,678)	(3,200)	3,200	(a)	(6,678)
Unearned stock compensation	—	(5,200)	5,200	(a)	—
Accumulated other comprehensive income	15,622	(7,100)	7,100	(a)	15,622
Retained Earnings	635,743	900,100	(900,100	)(a)	604,132
			(31,611	)(c)

Total stockholders’ equity	1,860,967	3,336,300	(3,367,911)		1,829,356

Total liabilities and stockholders’ equity	$4,793,111	$6,379,200	$2,240,502		$13,412,813

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

	Year Ended December 31, 2006
	CHS	Triad
	as Reported	as Reported	Adjustments		Pro Forma
	(Dollars in thousands)

Net operating revenues	$4,365,576	$5,537,900			$9,903,476

Operating costs and expenses:
Salaries and benefits	1,741,223	2,233,100	49,700	(f)	4,012,202
			(11,821	)(j)
Provision for bad debts	547,781	576,900			1,124,681
Supplies	510,351	957,900			1,468,251
Rent	97,104	—	116,814	(g)	213,918
Other operating expenses	897,091	1,069,800	(116,814	)(g)	1,840,275
			(6,000	)(h)
			(3,802	)(k)
Reimbursable expenses	—	49,700	(49,700	)(f)	—
Minority interest in earnings	2,795	22,000			24,795
Equity in earnings of unconsolidated affiliates	—	(43,500)			(43,500)
Depreciation and amortization	188,771	229,800	15,000	(e)	434,571
			1,000	(i)

Total operating costs and expenses	3,985,116	5,095,700	(5,623)		9,075,193

Income from operations	380,460	442,200	5,623		828,283
Interest expense, net	102,299	95,300	513,002	(d)	710,601
ESOP expense	—	12,500	(12,500	)(l)	—
Gain on sales of assets	—	(6,000)	6,000	(h)	—

Income from continuing operations before income taxes	278,161	340,400	(500,879)		117,682
Provision for income taxes	106,682	132,500	(192,838	)(m)	46,344

Income from continuing operations	$171,479	$207,900	$(308,041)		$71,338

Income from continuing operations per common share:
Basic	$1.81	$2.41			$0.75

Diluted	$1.78	$2.38			$0.74

Weighted-average number of shares outstanding:
Basic	94,983,646	86,306,434			94,983,646

Diluted	96,232,910	87,153,019			96,232,910

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

	Six Months Ended June 30, 2006
	CHS
	as Reported	Triad	Adjustments		Pro Forma
	(Dollars in thousands)

Net operating revenues	$2,087,616	$2,747,265			$4,834,881

Operating costs and expenses:
Salaries and benefits	827,815	1,111,382	25,954	(f)	1,959,312
			(5,839	)(j)
Provision for bad debts	223,295	248,874			472,169
Supplies	248,520	471,750			720,270
Rent	46,628	—	54,772	(g)	101,400
Other operating expenses	426,156	525,430	(54,772	)(g)	893,983
			(614	)(h)
			(2,217	)(k)
Reimbursable expenses	—	25,954	(25,954	)(f)	—
Minority interest in earnings	1,068	9,984			11,052
Equity in earnings of unconsolidated affiliates	—	(19,824)			(19,824)
Depreciation and amortization	89,689	112,378	7,500	(e)	210,067
			500	(i)

Total operating costs and expenses	1,863,171	2,485,928	(670)		4,348,429

Income from operations	224,445	261,337	670		486,452
Interest expense, net	45,657	47,414	257,098	(d)	350,169
ESOP expense	—	6,099	(6,099	)(l)	—
Gain on sales of assets	—	(614)	614	(h)	—

Income from continuing operations before income taxes	178,788	208,438	(250,943)		136,283
Provision for income taxes	69,165	80,552	(96,613	)(m)	53,104

Income from continuing operations	$109,623	$127,886	$(154,330)		$83,179

Income from continuing operations per common share:
Basic	$1.14	$1.49			$0.87

Diluted	$1.13	$1.48			$0.85

Weighted-average number of shares outstanding:
Basic	96,158,575	85,958,229			96,158,575

Diluted	97,536,815	86,665,173			97,536,815

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

	Six Months Ended June 30, 2007
	CHS
	as Reported	Triad	Adjustments		Pro Forma
	(Dollars in thousands)

Net operating revenues	$2,453,125	$2,975,910			$5,429,035

Operating costs and expenses:
Salaries and benefits	981,421	1,230,591	24,582	(f)	2,230,381
			(6,213	)(j)
Provision for bad debts	284,360	303,564			587,924
Supplies	286,541	505,762			792,303
Rent	54,240	—	62,648	(g)	116,888
Other operating expenses	503,815	610,284	(62,648	)(g)	1,049,240
			388	(h)
			(2,599	)(k)
Reimbursable expenses	—	24,582	(24,582	)(f)	—
Minority interest in earnings	818	12,831			13,649
Equity in earnings of unconsolidated affiliates	—	(23,608)			(23,608)
Depreciation and amortization	104,619	123,239	7,500	(e)	235,858
			500	(i)

Total operating costs and expenses	2,215,814	2,787,245	(424)		5,002,635

Income from operations	237,311	188,665	424		426,400
Interest expense, net	61,559	48,225	253,258	(d)	363,042
ESOP expense	—	7,504	(7,504	)(l)	—
Loss on sales of assets	—	388	(388	)(h)	—

Income from continuing operations before income taxes	175,752	132,548	(244,942)		63,358
Provision for income taxes	67,665	60,710	(94,303	)(m)	34,072

Income from continuing operations	$108,087	$71,838	$(150,639)		$29,286

Income from continuing operations per common shares:
Basic	$1.16	$0.82			$0.31

Diluted	$1.14	$0.80			$0.31

Weighted-average number of shares outstanding:
Basic	93,373,357	87,379,366			93,373,357

Diluted	94,422,000	89,340,770			94,422,000

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands)

1.	Purchase Price

The total purchase price of the acquisition of Triad is as follows:

Cash paid for shares outstanding or issuable	$4,972,812
Repayment or assumption of Triad’s debt obligations	1,697,500
Estimated direct transaction costs	244,546

Total	$6,914,858

Under the purchase method of accounting, the total purchase price as shown in the table above will be allocated to Triad’s tangible and intangible assets based upon their estimated fair value as of July 25, 2007, the date of completion of the transaction. Any excess of the purchase price over the estimated fair value of the tangible and intangible assets will be recorded as goodwill. Based upon the purchase price and assumptions regarding valuations of acquired assets and liabilities, the purchase price allocation is as follows (in thousands):

Current assets	$1,386,700
Property and equipment	3,669,000
Goodwill	2,934,358
Other long-term assets	457,700
Amortizable intangible assets	5,000
Current liabilities	(632,300)
Other long-term liabilities	(566,500)
Minority interest	(339,100)

$6,914,858

Goodwill will not be amortized but will be tested for impairment on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. The preliminary purchase price allocation for Triad is subject to revision as more detailed analysis is completed and additional information on, among other things, the fair values of Triad’s assets and liabilities, any preacquisition contingencies and finalization of acquisition-related costs, becomes available. Any change in the fair value of the assets and liabilities of Triad will change the amount of the purchase price allocable to goodwill. The final purchase price allocation may differ materially from the allocation presented here.

2.	Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the purchase price, to adjust amounts related to Triad’s assets and liabilities to an estimate of their fair values, to reflect financing transactions associated with the transaction, to reflect changes in depreciation and amortization expense resulting from the fair value adjustments to tangible and intangible assets, to reflect other transactions directly related to the transaction, and to reflect the income tax effects related to the pro forma adjustments. There were no intercompany transactions between us and Triad. Certain pro forma adjustments were made to conform Triad’s accounting policies and presentation to our accounting policies and presentation.

NOTES TO UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS — (Continued)

The accompanying unaudited pro forma condensed financial statements have been prepared as if the transaction was completed on June 30, 2007 for balance sheet purposes and on January 1, 2006 for income statement purposes, and reflect the following adjustments:

(a) To record the transaction:

Cash payments for:

Purchase of Triad outstanding shares	$4,835,908
Triad stock option costs and other equity-based instruments	136,904
Transaction costs	244,546

$5,217,358

Included in transaction costs are severance costs of $90 million, primarily resulting from change in control provisions, direct transaction costs of $116 million, which primarily include estimated investment banker fees, attorneys’ fees and accounting fees, break-up fees and expenses of $39 million.

Elimination of existing Triad stockholders’ equity:

Common stock	$900
Capital in excess of par value	2,450,800
Treasury stock, at cost	(3,200)
Unearned stock compensation	(5,200)
Retained earnings	900,100
Accumulated other comprehensive income	(7,100)

$3,336,300

The difference between the preliminary estimated fair value of assets acquired based on management’s estimates of fair value and Triad’s historical net book value of property and equipment:

	Historical	Estimated
	Net Book	Fair	Estimated
	Value	Value	Increase

Land	$214,000	$414,000	$200,000
Buildings and improvements	1,624,791	1,924,791	300,000
Equipment	872,809	872,809	—
Construction in progress	457,400	457,400	—

	$3,169,000	$3,669,000	$500,000

The final fair value amounts will be determined based upon management’s final best estimate of fair value. Deferred income tax liabilities will increase by an estimated $192,500 to reflect the impact of the pro forma purchase price adjustments related to the increase in fair value of Triad’s property and equipment. Estimate of additional goodwill and identifiable intangibles as a result of the purchase price allocation are detailed in footnote 1 to these unaudited pro forma condensed financial statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS — (Continued)

(b) To record the payments made from the proceeds of the new indebtedness:

Sources
New Senior Secured Term Loan Facility	$6,065,000
The Notes	3,021,331
Notes discount	(21,331)

Subtotal	9,065,000

Uses
Cash payments for Triad stock and transaction costs:
Purchase Triad outstanding shares	(4,835,908)
Triad stock option costs and other equity-based compensation	(136,904)
Transaction costs	(244,546)

Subtotal	(5,217,358)

Cash payments related to refinancing and debt repayment:
Triad Term Loan A	(487,500)
Triad 7% Senior Notes	(600,000)
Triad 7% Senior Subordinated Notes	(600,000)
CHS Term Loans	(1,642,000)
CHS Senior Subordinated Notes	(300,000)
Accrued Interest	(19,587)
Financing fees(1)	(183,956)

Subtotal	(3,833,043)

Working Capital(2)	(14,599)

Total uses	$(9,065,000)

(1)	Financing fees will be capitalized as deferred loan costs and amortized into interest expense.

(2)	Working capital will be used for general corporate uses.

(c) To reflect the non-cash write-off of deferred loan costs associated with the refinancing of existing indebtedness of both us and Triad:

Deferred
Loan Costs

CHS $1,200 million Term Loan	$6,897
CHS $400 million Term Loan	1,962
CHS 6 1/2% Senior Subordinated Notes	5,370
Triad Term Loan A	4,066
Triad 7% Senior Notes	3,245
Triad 7% Senior Subordinated Notes	10,071

$31,611

Such amounts for CHS debt will be reflected in the results of operations as a loss on extinguishment of debt upon completion of the refinancing.

NOTES TO UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS — (Continued)

(d) To record additional interest expense based upon the assumed debt structure as follows:

	Year	Six Months	Six Months
	Ended	Ended	Ended
	December 31,	June 30,	June 30,
	2006	2006	2007

Senior Secured Term Loan Facility	$453,698	$219,979	$235,107
The Notes	268,143	134,072	134,072
Capital leases and other debt	2,826	1,366	2,155
Deferred loan costs	22,950	11,475	11,475
Commitment fees	5,750	2,875	2,875
Amortization of note discount	1,935	946	1,035
Interest rate swaps	(15,342)	(6,418)	(8,686)
Standby letters of credit	642	321	312

Total interest costs	740,602	364,616	378,345
Less: Capitalized interest	(8,190)	(3,084)	(8,860)
Interest income	(21,811)	(11,363)	(6,443)

Interest expense, net	710,601	350,169	363,042

Less: Interest expense, net, as reported
CHS	(102,299)	(45,657)	(61,559)
Triad	(95,300)	(47,414)	(48,225)

Net interest expense adjustment	$513,002	$257,098	$253,258

For purposes of these unaudited pro forma condensed financial statements, management has assumed a weighted-average interest rate of 7.48% for the year ended December 31, 2006, 7.31% for the six months ended June 30, 2006 and 7.61% for the six months ended June 30, 2007 on its Senior Secured Term Loan Facility, and the actual interest rate of 8 7/8% on the notes. A fluctuation in interest rates of 0.125% on the Senior Secured Term Loan Facility would result in an annual fluctuation in interest expense of approximately $7.6 million.

(e) To adjust depreciation expense related to the write-up of Triad’s property and equipment to fair market value. Management believes the write-up will be primarily to land and buildings, of which it estimates the buildings to have a weighted-average useful life remaining of 20 years. A change in building value of $10.0 million will affect depreciation expense by approximately $0.5 million annually and a change in equipment value of $10.0 million will affect depreciation by approximately $1.3 million.

(f) Triad’s costs classified as reimbursable expenses, which relate to salaries and benefits of its subsidiary, Quorum Health Resources, LLC, or QHR, are reclassified to salaries and benefits to conform with our presentation in the income statement.

(g) Triad’s rent expense is reclassified from other operating expense to rent to conform with our presentation in the income statement.

(h) Triad’s (gain) loss on sale of assets is reclassified to other operating expenses to conform with our presentation in the income statement.

(i) To record amortization expense related to the write-up of identifiable intangible assets. Management believes such intangible assets will principally relate to certificates of need, licenses and permits, and will have a useful life of approximately five years.

NOTES TO UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS — (Continued)

(j) To record the elimination of salaries and benefits for actual costs incurred related to (1) 25 Triad corporate officers who were covered by change of control arrangements, and whose employment did not continue beyond the date of the Merger and whose positions are not being replaced, and (2) 19 other Triad corporate employees who terminated their employment with Triad prior to the Merger and whose positions are not being replaced. Management believes that the positions being eliminated will have no impact on revenue-generating activities subsequent to the Merger.

(k) To record the elimination of duplicate board of directors fees and directors’ and officers’ insurance expense less the incremental increase in the post-Merger directors’ and officers’ insurance expense.

(l) To record the elimination of Triad’s Employee Stock Ownership Plan, or ESOP, which terminated upon the completion of the Merger and for which we do not have a similar plan, nor the intent to create such a plan in its place.

(m) To record the income tax effects of the pro forma statement of operations adjustments using a statutory tax rate of 38.5%.

3.	Other Historical Costs

Included in Triad’s other operating expenses for the six months ended June 30, 2007 are $20.9 million of legal, investment banking and other fees related to the Merger. Such costs are not included in the pro forma adjustments, however, the Company’s management believes that since these costs are transaction specific, the resulting reduction to earnings is such that Triad’s earnings for the six months ended June 30, 2007 are not indicative of future operating results.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes

We issued the Old Notes on July 25, 2007 and entered into a registration rights agreement with the initial purchasers. The registration rights agreement requires that we register the Exchange Notes with the SEC and offer to exchange the registered Exchange Notes for the outstanding Old Notes.

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes that were acquired pursuant to Rule 144A or Regulation S validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Old Notes accepted in the exchange offer. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in integral multiples of $1,000.

The form and terms of the Exchange Notes are the same as the form and terms of the outstanding Old Notes except that:

(1) the Exchange Notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

(2) the Exchange Notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the outstanding Old Notes; and

(3) interest on the Exchange Notes will accrue from the last interest date on which interest was paid on your Old Notes.

The Exchange Notes will evidence the same debt as the outstanding securities and will be entitled to the benefits of the indenture.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.

If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of specified other events set forth in this prospectus, the certificates for any unaccepted Old Notes will be promptly returned, without expense, to the tendering holder.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “Fees and Expenses” and “Transfer Taxes” below.

The exchange offer will remain open for at least 20 full business days. The term “expiration date” will mean 5:00 p.m., New York City time, on November 13, 2007, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

To extend the exchange offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

(1) notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice,

(2) mail to the registered holders an announcement of any extension, and issue a notice by press release or other public announcement before such expiration date.

We reserve the right, in our sole discretion:

(1) if any of the conditions below under the heading “Conditions to the Exchange Offer” shall have not been satisfied,

(a) to delay accepting any Old Notes,

(b) to extend the exchange offer, or

(c) to terminate the exchange offer, and

(2) to amend the terms of the exchange offer in any manner, provided however, that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least five business days after such amendment or waiver; provided further, that if we amend the exchange offer to change the percentage of notes being exchanged or the consideration being offered, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least ten business days after such amendment or waiver.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders.

Procedures for Tendering Old Notes Through Brokers and Banks

Since the Old Notes are represented by global book-entry notes, The Depositary Trust Company or DTC, as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for Exchange Notes. Therefore, to tender Old Notes subject to this exchange offer and to obtain Exchange Notes, you must instruct the institution where you keep your Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

The BLUE-colored “Letter of Transmittal” shall be used by you to give such instructions.

IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON NOVEMBER 13, 2007.

To tender your Old Notes in the exchange offer you must represent for our benefit that:

(1) You are acquiring the Exchange Notes for your outstanding Old Notes in the ordinary course of business;

(2) You do not have an arrangement or understanding with any person to participate in the distribution of Exchange Notes;

(3) You are not an “affiliate” as defined under Rule 405 of the Securities Act;

(4) You will also have to acknowledge that if you are not a broker-dealer, you are not engaged in and do not intend to engage in a distribution of the Exchange Notes; and

(5) You will also have to acknowledge that if you are a broker-dealer, and acquired the Old Notes as a result of market making activities or other trading activities, you will deliver a prospectus meeting the requirements of the Securities Act in connection with any for sale of such Exchange Notes.

You must make such representations by executing the Blue colored “Letter of Transmittal” and delivering it to the institution through which you hold your Old Notes.

Such institution will have to acknowledge that such representations were made by you.

You may tender some or all of your Old Notes in this exchange offer. However, your Old Notes may be tendered only in integral multiples of $1,000.

When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us as described in this prospectus.

The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to:

(1) reject any and all tenders of any particular Old Note not properly tendered;

(2) refuse to accept any Old Note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3) waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes before the expiration of the offer.

Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will reasonably determine. Neither us, the exchange agent nor any other person will incur any liability for failure to notify you or any defect or irregularity with respect to your tender of Old Notes. If we waive any terms or conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

In order to accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding Old Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such Old Notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of Old Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 pm, New York City Time on the expiration date. The confirmation of a book entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.

Each Agent’s Message must include the following information:

(1) Account number of the beneficial owner tendering such Old Notes;

(2) Principal amount of Old Notes tendered by such beneficial owner; and

(3) A confirmation that the beneficial holder of the Old Notes tendered has made the representations for the benefit of the Company set forth under “Procedures for Tendering Old Notes Held Through Brokers or Banks” above.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of Old Notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering Old Notes. We will ask the exchange agent to instruct DTC to promptly return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Old Notes on behalf of holders of the Old Notes.

Acceptance of Outstanding Old Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer upon Expiration of the Exchange Offer

We will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted our validly tendered Old Notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us. If we do not accept any tendered Old Notes for exchange because of an invalid tender or other valid reason, the exchange agent will promptly return the certificates, without expense, to the tendering holder after the exchange offer terminates or expires. If a holder has tendered Old Notes by book-entry transfer, we will promptly credit the Notes to an account maintained with The Depositary Trust Company after the exchange offer terminates or expires.

THE AGENT’S MESSAGE MUST BE TRANSMITTED TO EXCHANGE AGENT ON OR BEFORE 5:00 PM, NEW YORK CITY TIME, ON THE EXPIRATION DATE.

Withdrawal Rights

You may withdraw your tender of outstanding Notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1) specify the name of the person that tendered the Old Notes to be withdrawn;

(2) identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes; specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited.

We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will promptly return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions To The Exchange Offer

Notwithstanding any other provision herein, we are not required to accept for exchange, or to issue Exchange Notes in exchange for, any outstanding Old Notes. We may terminate or amend the exchange offer, before the expiration of the exchange offer:

(1) if any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2) if any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

(3) if there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer Exchange Notes issued in the exchange offer without registration of the Exchange Notes and delivery of a prospectus, as discussed above.

These conditions are for our sole benefit and we may assert them at any time before the expiration of the exchange offer. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

Exchange Agent

You should direct questions, requests for assistance, and requests for additional copies of this prospectus and the BLUE-colored “Letter of Transmittal” to the exchange agent at:

U.S. BANK NATIONAL ASSOCIATION

By Registered or Certified Mail, Hand Delivery or Overnight Courier:

U.S. Bank National Association
Specialized Finance Unit
60 Livingston Avenue
St. Paul, MN 55107
Attention: Rachel Muehlbauer

By Facsimile:	By Telephone:
(651) 495-8158	(800) 934-6802
(For Eligible Institutions Only)

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees And Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

We will pay the estimated cash expenses connected with the exchange offer.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the Exchange Notes.

Transfer Taxes

If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register Exchange Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

YOU MAY SUFFER ADVERSE CONSEQUENCES IF YOU FAIL TO EXCHANGE OUTSTANDING OLD NOTES.

If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the registration rights agreement and described above, and your Old Notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your Old Notes in the exchange offer, your ability to sell your Old Notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered Notes will not continue to be entitled to any increase in interest rate that the indenture provides for if we do not complete the exchange offer.

Consequences Of Failure to Exchange

The Old Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain restricted securities. Accordingly, the Old Notes may be resold only:

(1) to us upon redemption thereof or otherwise;

(2) so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

With respect to resales of Exchange Notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives Exchange Notes (other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act) in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the exchange offer for the purpose of distributing or participating in a distribution of the Exchange Notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes.

Shelf Registration

The registration rights agreement also requires that we file a shelf registration statement if:

(1) we cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law or SEC policy;

(2) a law or SEC policy prohibits a holder from participating in the exchange offer;

(3) a holder cannot resell the Exchange Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

(4) a holder is a broker-dealer and holds Notes acquired directly from us or one of our affiliates.

We will also register the Exchange Notes under the securities laws of jurisdictions that holders may request before offering or selling Notes in a public offering. We do not intend to register Exchange Notes in any jurisdiction unless a holder requests that we do so.

Old Notes may be subject to restrictions on transfer until:

(1) a person other than a broker-dealer has exchanged the Old Notes in the exchange offer;

(2) a broker-dealer has exchanged the Old Notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

(3) the Old Notes are sold under an effective shelf registration statement that we have filed; or

(4) the Old Notes are sold to the public under Rule 144 of the Securities Act.

SELECTED HISTORICAL FINANCIAL INFORMATION
COMMUNITY HEALTH SYSTEMS, INC.

The following table of our selected consolidated historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and the consolidated financial statements and notes thereto incorporated by reference in this prospectus. The consolidated statement of operations data for each of the fiscal years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data at December 31, 2005 and 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated balance sheet and statement of operations data as of and for the years ended December 31, 2002 and 2003 were derived from our audited consolidated financial statements, not included herein, giving effect to adjustments for discontinued operations. The consolidated statement of operations data for the six-month periods ended June 30, 2006 and June 30, 2007 have been derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, the unaudited interim financial data includes all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The following data should be read in conjunction with our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included or incorporated by reference in this prospectus.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
	(Dollars in thousands)

Consolidated Statement of Operations Data:
Net operating revenues	$2,039,250	$2,676,520	$3,203,507	$3,738,320	$4,365,576	$2,087,616	$2,453,125

Salaries and benefits	820,765	1,070,283	1,279,136	1,486,407	1,741,223	827,815	981,421
Provision for doubtful accounts	177,761	255,808	324,643	377,596	547,781	223,295	284,360
Supplies	238,243	314,818	389,584	448,210	510,351	248,520	286,541
Rent	50,156	65,080	76,986	87,210	97,104	46,628	54,240
Other operating expenses	403,656	541,464	639,037	765,697	897,091	426,156	503,815
Minority interest in earnings	2,070	2,329	2,494	3,104	2,795	1,068	818
Depreciation and amortization	106,505	132,930	149,155	164,563	188,771	89,689	104,619

Total operating costs and expenses	1,799,156	2,382,712	2,861,035	3,332,787	3,985,116	1,863,171	2,215,814

Income from operations	240,094	293,808	342,472	405,533	380,460	224,445	237,311
Interest expense, net	59,960	68,192	75,256	94,613	102,299	45,657	61,559
Loss from early extinguishment of debt	8,646	—	788	—	—	—	—

Income from continuing operations before income taxes	171,488	225,616	266,428	310,920	278,161	178,788	175,752
Provision for income taxes	70,433	90,197	104,071	120,782	106,682	69,165	67,665

Income from continuing operations	101,055	135,419	162,357	190,138	171,479	109,623	108,087
Loss on discontinued operations, net of taxes	(1,071)	(3,947)	(10,924)	(22,594)	(3,216)	(3,216)	—

Net income	$99,984	$131,472	$151,433	$167,544	$168,263	$106,407	$108,087

Balance Sheet Data:
Working capital	$329,296	$298,016	$453,090	$476,806	$446,101	$405,857	$521,289
Property and equipment, net	1,029,337	1,395,345	1,484,548	1,610,991	1,986,577	1,757,218	2,089,142
Cash and cash equivalents	132,844	16,331	82,498	104,108	40,566	24,157	21,357
Total assets	2,809,496	3,350,211	3,632,608	3,934,218	4,506,579	4,178,660	4,793,111
Total debt	1,192,458	1,474,658	1,831,735	1,667,624	1,941,177	1,677,604	1,999,997
Other long-term obligations	102,832	156,577	225,390	283,738	301,842	289,592	346,880
Stockholders’ equity	$1,214,305	$1,350,589	$1,239,991	$1,564,577	$1,723,673	$1,698,299	$1,860,967

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Consolidated Data:
Number of hospitals (at end of period)	66	69	77	74	79
Licensed beds(1)	7,358	7,974	9,117	8,546	9,550
Beds in service(2)	5,960	6,476	7,341	6,871	7,777
Admissions(3)	267,390	291,633	326,235	157,214	175,763
Adjusted admissions(4)	493,776	538,445	605,511	290,305	326,960
Patient days(5)	1,091,889	1,204,001	1,334,728	654,822	717,654
Average length of stay (days)(6)	4.1	4.1	4.1	4.2	4.1
Occupancy rate (beds in service)(7)	51.2%	52.9%	53.0%	54.5%	52.8%
Net operating revenues	$3,203,507	$3,738,320	$4,365,576	2,087,616	2,453,125
Net inpatient revenues as a percentage of total net operating revenues	50.5%	50.9%	50.0%	50.3%	49.2%
Net outpatient revenues as a percentage of total net operating revenues	48.1%	47.8%	48.7%	48.4%	49.6%
Other Financial Data:
Capital expenditures	$164,286	$188,365	$224,519	$94,194	$108,849
Liquidity Data:
Net cash flows provided by operating activities	$325,750	$411,049	$350,255	$207,046	$215,988
Net cash flows used in investing activities	$(318,479)	$(327,272)	$(640,257)	$(295,767)	$(309,270)
Net cash flows provided by (used in) financing activities	$58,896	$(62,167)	$226,460	$8,770	$74,073

	Year Ended		Six Months Ended
	December 31,		June 30,
	2005	2006	2006	2007
	(Dollars in thousands)

Same-Store Data:(8)
Admissions(3)	291,633	294,820	155,696	156,330
Adjusted admissions(4)	538,445	543,074	288,022	289,197
Patient days(5)	1,204,001	1,213,429	649,396	641,224
Average length of stay (days)(6)	4.1	4.1	4.2	4.1
Occupancy rate (beds in service)(7)	52.9%	53.3%	54.7%	53.5%
Net operating revenues	$3,737,607	$4,000,828	$2,072,549	$2,182,151
Income from operations	$406,774	$365,173	$225,266	$225,635
Depreciation and amortization	$163,455	$173,443	$88,961	$93,686
Minority interest in earnings	$3,104	$3,140	$1,068	$818

(1)	Licensed beds are the number of beds for which the appropriate state agency licenses a facility, regardless of whether the beds are actually available for patient use.

(2)	Beds in service are the number of beds that are readily available for patient use.

(3)	Admissions represent the number of patients admitted for inpatient treatment.

(4)	Adjusted admissions is a general measure of combined inpatient and outpatient volume. We computed adjusted admissions by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

(5)	Patient days represent the total number of days of care provided to inpatients.

(6)	Average length of stay (days) represents the average number of days inpatients stay in our hospitals.

(7)	We calculated percentages by dividing the average daily number of inpatients by the weighted average of beds in service.

(8)	Includes acquired hospitals to the extent we operated them during comparable periods in each year.

OUR BUSINESS

Our Company

We are the largest non-urban provider of general hospital healthcare services in the United States in terms of number of facilities and net operating revenues. As of July 25, 2007, prior to the acquisition of Triad, we owned, leased or operated 79 hospitals, geographically diversified across 23 states, with an aggregate of 9,550 licensed beds. We generate revenues by providing a broad range of general hospital healthcare services to patients in the communities in which we are located. Services provided by our hospitals include emergency room services, general surgery, critical care, internal medicine, obstetrics and diagnostic services. As part of providing these services, we also own physician practices, imaging centers, home health agencies and ambulatory surgery centers. For the six months ended June 30, 2007, our net operating revenues were $2,453 million.

Historically, we have grown by acquiring hospitals and by improving the operations of our facilities. We targeted hospitals in growing, non-urban healthcare markets for acquisition because of their favorable demographic and economic trends and competitive conditions. Because non-urban service areas have smaller populations, there are generally fewer hospitals and other healthcare service providers in these communities and a lower level of managed care presence in these markets. We believe that smaller populations support less direct competition for hospital-based services. Over the past several years, we also have expanded our focus beyond these non-urban markets, acquiring larger facilities in more urban markets. Based on our experience and our observations about our industry, we have recognized that more rapid growth opportunities exist for a skillful and disciplined operator in selected larger markets.

On July 25, 2007, we acquired Triad, a publicly-owned hospital company. Triad provides a broad range of general hospital healthcare services to patients in non-urban and mid-size markets located primarily in the southern, midwestern and western United States. As of July 25, 2007, Triad owned, leased or operated 50 hospitals in 17 states, with an aggregate of approximately 9,600 licensed beds. Upon closing of the acquisition, we became the largest publicly-owned provider of hospital services, operating 129 hospitals in 28 states with an aggregate of approximately 19,200 licensed beds. Pro forma for the Triad acquisition, our net operating revenues for the year ended December 31, 2006 and the six months ended June 30, 2007 would have been $9,903 million and $5,429 million, respectively. In connection with the Merger, the Company obtained $7,215 million of senior secured financing under the New Credit Facility and it’s wholly-owned subsidiary, CHS/Community Health Systems, Inc. issued the Old Notes at the Closing of the Merger. We also refer to the acquisition of Triad as the Merger. See “Unaudited Pro Forma Condensed Financial Statements.”

We believe the Triad acquisition will:

•	complement our non-urban market presence with mid-size markets having greater population growth than non-urban markets and less competition than major metropolitan markets;

•	increase the scale of our operations, enabling us to realize corporate overhead efficiencies and purchasing savings;

•	increase our operating growth and profitability as we centralize certain functions and standardize best practices across these facilities; and

•	increase our presence in 12 states and expand into five new states.

Our Industry

The U.S. healthcare industry is large and growing. CMS reported that in 2005, total U.S. healthcare expenditures grew by 6.9% to $2.0 trillion. It also projected total U.S. healthcare spending to grow by 6.8% in 2006 and by an average of 6.9% per year through 2015. By these estimates, healthcare expenditures will account for approximately $3.9 trillion, or 19.2% of the total U.S. gross domestic product, by 2015.

Hospital services, the market in which we operate, is the largest single category of healthcare at 31% of total healthcare spending in 2005, or $611.6 billion, as reported by CMS. CMS projects the hospital services market to grow by an average of 7.0% per year through 2015. It expects growth in hospital healthcare spending to continue due to the aging of the U.S. population and consumer demand for expanded medical services. As hospitals remain the primary setting for healthcare delivery, CMS expects hospital services to remain the largest category of healthcare spending.

We believe that we are well-positioned to benefit from the expected growth in hospital spending as well as shifts in demographics in the United States. According to the U.S. Census Bureau, there are approximately 36.9 million Americans age 65 or older in the United States, who comprise approximately 13% of the total U.S. population. By the year 2030 the number of elderly is expected to climb to 71.5 million, or 20% of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years and older is also expected to increase from 4.3 million to 9.6 million by the year 2030. This increase in life expectancy will increase demand for healthcare services and, as importantly, the demand for innovative, more sophisticated means of delivering those services. Hospitals, as the largest category of care in the healthcare market, will be among the main beneficiaries of this increase in demand. Based on data compiled for us, the populations of the service areas where our current hospitals are located grew 19.6% from 1990 to 2005 and are expected to grow 4.9% from 2005 to 2010. The number of people aged 55 or older in these service areas grew 25.8% from 1990 to 2005, and is expected to grow 12.7% from 2005 to 2010. We believe the aging of the population will benefit both non-urban and mid-size markets, particularly in the southern regions in which we operate.

The acute care hospital sector is characterized by a stable Medicare reimbursement and commercial pricing environment. In the United States, general acute care hospitals are instrumental to the delivery of quality healthcare and represent a critical element of the overall healthcare infrastructure. Approximately 82% of these hospitals are owned and managed by not-for-profit or government entities that, according to the AHA, tend to have lower operating margins than investor-owned hospitals. We believe that Medicare, which accounts for approximately 30% of total hospital spending, will continue to provide appropriate pricing increases that will enable hospitals to provide high quality clinical care. For fiscal 2007, Medicare has budgeted a total payment increase of $3,400 million for acute care inpatient services, which we believe is consistent with recent historical experience. CMS forecasts Medicare hospital spending to nearly double over the next 10 years.

Commercial pricing has also been stable for hospital providers, and we believe commercial payors typically offer rate increases that exceed those offered by Medicare. With respect to commercial reimbursement, based on our experience, well-positioned hospital companies generally have been successful at receiving mid- to high single-digit private pay increases over the past few years, and we expect this trend to continue.

Urban vs. Non-Urban Hospitals

According to the United States Census Bureau, 21% of the United States population lives in communities designated as non-urban. In these non-urban communities, hospitals are typically the primary source of healthcare. In many cases, a single hospital is the only provider of general healthcare services in these communities. According to the AHA, in 2006, there were approximately 2,000 non-urban hospitals in the United States. We believe that a majority of these hospitals are owned by not-for-profit or governmental entities.

Factors Affecting Performance.  Among the many factors that can influence a hospital’s financial and operating performance are:

•	facility size and location;

•	facility ownership structure (i.e., tax-exempt or investor owned);

•	a facility’s ability to participate in group purchasing organizations; and

•	facility payor mix.

We believe that non-urban hospitals are generally able to obtain higher operating margins than urban hospitals. Factors contributing to a non-urban hospital’s margin advantage include fewer patients with complex medical problems, a lower cost structure, limited competition and favorable Medicare payment provisions. Patients needing the most complex care are more often served by the larger and/or more specialized urban hospitals. A non-urban hospital’s lower cost structure results from its geographic location, as well as the lower number of patients treated who need the most highly advanced services. Additionally, because non-urban hospitals are generally sole providers or one of a small group of providers in their markets, there is limited competition. This generally results in more favorable pricing with commercial payors. Medicare has special payment provisions for “sole community hospitals.” Under present law, hospitals that qualify for this designation can receive higher reimbursement rates. As of December 31, 2006, 19 of our hospitals were “sole community hospitals.” In addition, we believe that non-urban communities are generally characterized by a high level of patient and physician loyalty that fosters cooperative relationships among the local hospitals, physicians, employees and patients.

The type of third party responsible for the payment of services performed by healthcare service providers is also an important factor which affects hospital operating margins. These payors have increasingly exerted pressure on healthcare service providers to reduce the cost of care. The most active payors in this regard have been health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and other managed care organizations. The characteristics of non-urban markets make them less attractive to these managed care organizations. This is partly because the limited size of non-urban markets and their diverse, non-national employer bases minimize the ability of managed care organizations to achieve economies of scale. In 2006, approximately 23.9% of our net operating revenues were paid by managed care organizations as compared to 23.7% in 2005 and 22.2% in 2004.

Our Strengths

We believe the following strengths will allow us to continue to improve our operations and profitability:

Leading local market provider.  We are a leading provider of acute care services in the markets we serve. As of June 30, 2007, we are one of three or fewer providers in approximately 98% of our markets, and we are the sole provider in approximately 85% of our markets. We have focused on non-urban markets with strong demographic growth and underserved medical populations. In general, reimbursement is more favorable in these markets than in markets with more direct competition for hospital-based services. In some of our markets, we receive higher reimbursement rates from Medicare for designated sole community hospitals. Additionally, our leading market position enables us to achieve a strong return on investments in facility expansion and physician recruitment. As of June 30, 2007, pro forma for the Triad acquisition, we are one of three or fewer providers in approximately 86% of our markets and the sole provider in approximately 65% of our markets.

Geographic diversity and operating scale.  We operated 79 hospitals in 23 states as of July 25, 2007, prior to the acquisition of Triad. With our acquisition of Triad, we have expanded into five new states and operate 129 hospitals across 28 states. Pro forma for the Triad acquisition, our 2006 revenue exposure to any one state is less than 13% (as compared to less than 21% for us prior to the acquisition). Our geographic diversity helps to mitigate risk associated with fluctuating state regulations related to Medicaid reimbursement and state-specific economic conditions. Furthermore, we believe our current operations, together with those we acquired from Triad, will enable us to realize the benefits of economies of scale, purchasing power and increased operating efficiencies.

Strong presence in attractive markets.  The underserved non-urban markets, on which we have historically focused, provide an attractive environment for our operations. With fewer hospitals and healthcare providers and generally a lower level of managed care penetration, these markets allow us to profitably provide much needed acute care services. We believe the Triad acquisition expands our presence in non-urban markets and complements our non-urban focus, as Triad’s mid-size markets have greater population growth than non-urban markets. Triad’s facilities also enjoy strong patient and physician loyalty and have less direct competition than hospitals in major metropolitan markets.

Emphasis on quality of care.  We have developed significant expertise in implementing a variety of programs to ensure continuous improvement in the quality of care provided at our hospitals. This is an evolving aspect of our business, as payors and accrediting agencies expand their views of quality to include measurement, reporting and continual improvement of the timeliness, safety, effectiveness, efficiency and patient-centeredness of clinical care. We understand that high levels of clinical care are only achieved when “quality” is a company-wide leadership focus that embraces patient, physician and employee satisfaction and continual, systematic improvements. Seeking the highest levels of improvement typically yields the best results for patients, reduces risk and improves our financial performance. We have developed and implemented programs to support and monitor quality of care improvement that include:

•	standardized data and benchmarks to assist and monitor hospital quality improvement efforts;

•	recommended policies and procedures based on the best medical and scientific evidence;

•	hospital-based training and coaching to achieve success with respect to expectations of accrediting agencies;

•	training programs for hospital management and clinical staff regarding regulatory and reporting requirements, as well as skills in leadership, communications and service;

•	sharing of best practices for regulatory compliance and performance improvement; and

•	evidence-based tools for improving patient, physician and staff satisfaction.

Strong history of generating revenue growth and improving profitability.  Since 2001, we have grown from 57 to 79 hospitals and have increased revenue from $1,657 million to $4,366 million, and income from continuing operations from $44.7 million to $171.5 million for the year ended December 31, 2006 (2001 numbers are not restated for insignificant discontinued operations). We have improved profitability by recruiting primary care physicians and specialists, expanding our service offerings to include more complex care, optimizing our emergency room strategy across our portfolio of hospitals and selectively making capital investments in projects that generate a high return on investment. Upon closing of the Triad acquisition, we believe that a significant opportunity exists to continue to improve profitability, as approximately 30% of the combined company’s facilities have been acquired within the past four years.

Experienced management team with a proven track record.  We have a strong and committed management team that has substantial industry knowledge and a proven track record of operations success in the hospital industry. Our chief executive officer and chief financial officer each have over 30 years of experience in the healthcare industry and have worked together since 1973. Our management team has successfully acquired and integrated 55 hospitals, and we believe this experience positions us well to integrate and improve the operations of the Triad facilities in addition to successfully executing our business strategy.

Our Strategy

We intend to continue to grow our business and improve our financial performance by implementing our business strategy, the key elements of which are to:

•	increase revenues at our facilities;

•	increase operating efficiencies to improve profitability;

•	complete the successful integration of Triad; and

•	deleverage our balance sheet.

Increase Revenues at Our Facilities

Overview.  We intend to increase revenues at our facilities by providing a broader range of services in a more attractive care setting. Our primary method of expanding medical services is recruiting additional primary care physicians and specialists. We intend to continue to expand the breadth of services offered at our hospitals through targeted capital expenditures to support the addition of more complex services, including orthopedics, cardiovascular services and urology. We also provide the capital to invest in technology and the physical plant at our facilities, particularly in our emergency rooms, surgery/critical care departments and diagnostic services.

Physician Recruiting.  The primary method of adding or expanding medical services is the recruitment of new physicians into the community. A core group of primary care physicians is necessary as an initial contact point for all local healthcare. The addition of specialists who offer services, including general surgery, obstetrics, gynecology, cardiovascular services, orthopedics and urology, completes the full range of medical and surgical services required to meet a community’s core healthcare needs. We analyze demographic data and patient referral trends to identify the healthcare needs of the communities in which each of our hospitals is located. As a result of this analysis, we are able to determine what we believe to be the optimal mix of primary care physicians and specialists. We employ recruiters at the corporate level to support the local hospital managers in their recruitment efforts. We have increased the number of physicians affiliated with us through our recruiting efforts, net of turnover, by approximately 300 in 2006, 290 in 2005 and 270 in 2004. Over 60% of the physicians commencing practice with us in 2006 were specialists. Although in recent years we have begun employing more physicians, most of our physicians are in private practice in their communities and thus are not our employees. We have been successful in recruiting physicians because of the practice opportunities and income potential afforded physicians in our markets, as well as lower managed care penetration as compared to major metropolitan areas. We believe our analysis of community demographics and patient referral trends, our approach to determining the optimal mix of primary care physicians and specialists, and our centralized physician recruiting program can be successfully applied to Triad’s facilities.

Emergency Room Initiatives.  Approximately 60% of our hospital admissions originate in the emergency room. We systematically take steps to upgrade our emergency rooms and increase patient flow in our emergency rooms as a means of optimizing utilization rates for our hospitals. The impression of our overall operations by our customers is substantially influenced by our emergency rooms, since generally that is their first experience with our hospitals. One component of upgrading our emergency rooms is the implementation of specialized computer software programs designed to assist physicians in making diagnoses and determining treatments. The software also benefits patients and hospital personnel by assisting in proper documentation of patient records and tracking patient flow. It enables our nurses to provide more consistent patient care and provides clear instructions to patients at time of discharge to help them better understand their treatments. The steps we take to increase patient flow in our emergency rooms include renovating and expanding our emergency room facilities, improving service and reducing waiting times, as well as publicizing our emergency room capabilities in the local community. We have also implemented marketing campaigns that emphasize the quality and convenience of our emergency rooms to enhance community awareness. We believe the Triad acquisition presents an opportunity for growth, as Triad has not pursued a similar emergency room enhancement strategy.

Expansion of Services.  In an effort to better meet the healthcare needs of the communities we serve and to capture a greater portion of the healthcare spending in our markets, we have added a broad range of services to our facilities. These services range from various types of diagnostic equipment capabilities to additional and renovated emergency rooms, surgical and critical care suites and specialty services. We continue to believe that appropriate capital investments in our facilities, combined with the development of our service capabilities, will reduce the migration of patients to competing providers while providing an attractive return on investment. Over the last four years, Triad has invested approximately $1,573 million (or approximately 9% of revenues) into its facilities, and we believe we can leverage these already well-capitalized facilities and increase operating efficiencies and profitability.

Increase Operating Efficiencies to Improve Profitability

Overview.  We continually focus on improving operating efficiency to increase our operating margins. We seek to reduce costs and enhance efficiency through various methods and across the broad spectrum of our operations, including:

•	standardizing and centralizing our methods of operation and management;

•	improving quality of care and patient, physician and staff satisfaction;

•	implementing management and healthcare industry best practices, which drive efficiencies in areas as diverse and wide-ranging as adjusting staffing levels to patient volume and acuity, and adopting drug formularies;

•	utilizing our proven case and resource management program, which guides our hospitals in the allocation and application of resources, which assists in optimizing clinical care and, in turn, containing expenses;

•	capitalizing on our participation in a wide range of group purchasing arrangements by monitoring and ensuring compliance by our hospitals with the terms of those purchasing arrangements; and

•	utilizing standardized management information systems appropriate for the size and complexity of a particular hospital.

In addition, each of our hospital management teams is supported by our centralized operational, reimbursement, regulatory and compliance expertise, as well as by our senior management team, which has an average of over 25 years of experience in the healthcare industry.

Standardization and Centralization.  Our standardization and centralization initiatives encompass nearly every aspect of our business, from developing standard policies and procedures with respect to patient accounting and physician practice management to implementing standard processes to initiate, evaluate and complete construction projects. Our standardization and centralization initiatives are a key element in improving our operating results.

•	Physician Support. We support our newly recruited physicians to enhance their transition into our communities. We have implemented physician practice management seminars and training. We host these seminars bi-monthly.

•	Procurement and Materials Management. We have standardized and centralized our operations with respect to medical supplies, equipment and pharmaceuticals used in our hospitals. We are in the second year of a five-year participating agreement with automatic renewal terms of one year with HealthTrust, a GPO. HealthTrust is the source for a substantial portion of our medical supplies, equipment and pharmaceuticals.

•	Billing and Collections. We have adopted standard policies and procedures with respect to billing and collections. We have also automated and standardized various components of the collection cycle, including statement and collection letters and the movement of accounts through the collection cycle.

•	Internal Controls Over Financial Reporting. We have centralized many of our significant internal controls over financial reporting and standardized those other controls that are performed at our hospital locations. We continuously monitor compliance with and evaluate the effectiveness of our internal controls over financial reporting.

•	Case and Resource Management. Our case and resource management program guides our hospitals in the allocation and application of resources, assists in optimizing clinical care and, in turn, assists in containing expenses.

•	Facilities Management. We have standardized interiors, lighting and furniture programs. We have also implemented a standard process to initiate, evaluate and complete construction projects. Our corporate staff monitors all construction projects, and reviews and pays all construction project invoices. Our initiatives in this area have reduced our construction costs while maintaining the same level of quality, and have shortened the time it takes us to complete these projects.

•	Other Initiatives. We have also improved margins by implementing standard programs with respect to ancillary services in areas including emergency rooms, pharmacy, laboratory, imaging, home health, skilled nursing, centralized outpatient scheduling and health information management. We have reduced costs associated with these services by improving contract terms and standardizing information systems. We work to identify and communicate best practices and monitor these improvements throughout the Company.

Complete Successful Integration of Triad

We have successfully acquired and integrated 55 hospitals since 1996, and our focus over the next two years will be to successfully integrate the acquisition of Triad. We have an established, experienced and dedicated team to manage the integration of Triad. We believe that, in the first year following the acquisition of Triad, we will realize approximately $28 million of annual cost savings related to cash expenses from the elimination of certain head count reductions and the elimination of certain duplicate overhead costs. We anticipate that we will realize additional savings from improved pricing opportunities under our purchasing contracts, the elimination of certain other duplicate corporate overhead costs and the implementation of other cost saving initiatives that management has identified. Additionally, we intend to continue to pursue a disciplined approach in making capital investments that generate a high return on investment, and will apply this focus to our acquired hospitals. Over the last four years, Triad has invested approximately $1,573 million (or approximately 9% of revenues) into its facilities. We believe we can leverage these already well-capitalized facilities and increase operating efficiencies and profitability.

Deleverage Balance Sheet

Historically, we have generated relatively strong and stable cash flow which has allowed us to fund our growth-related investments while maintaining reasonable leverage levels. From March 31, 2000 (prior to the June, 2000 initial public offering of our common stock) to June 30, 2007, our debt as a percentage of total capitalization decreased from 86.6% to 51.8%. We intend to continue our strategy of utilizing cash flows from our combined operations to service debt and to fund our future growth initiatives. We will also consider issuing equity or equity-related securities or divesting selected hospital facilities to deleverage our balance sheet.

Sources of Revenue

We receive payment for healthcare services provided by our hospitals from:

•	the federal Medicare program;

•	state Medicaid or similar programs;

•	healthcare insurance carriers, HMOs, PPOs and other managed care programs; and

•	patients directly.

The following table presents the approximate percentages of net operating revenue received from Medicare, Medicaid, managed care, self-pay and other sources for the periods indicated. The data for the years presented are not strictly comparable due to the significant effect that hospital acquisitions have had on these statistics.

	2004	2005	2006

Net Operating Revenues by Payor Source
Medicare	31.9%	32.0%	30.7%
Medicaid	10.3%	11.2%	11.0%
Managed Care	22.2%	23.7%	23.9%
Self-pay	12.9%	11.5%	11.9%
Other Third-Party Payors	22.7%	21.6%	22.5%

Total	100.0%	100.0%	100.0%

As shown above, we receive a substantial portion of our revenue from the Medicare and Medicaid programs. “Other Third-Party Payors” includes insurance companies for which we do not have insurance provider contracts, workers’ compensation carriers, and non-patient service revenue, such as rental income and cafeteria sales.

Medicare is a federal program that provides medical insurance benefits to persons age 65 and over, some disabled persons, and persons with end-stage renal disease. Medicaid is a federal-state funded program, administered by the states, which provides medical benefits to individuals who are unable to afford healthcare. All of our hospitals are certified as providers of Medicare and Medicaid services. Amounts received under the Medicare and Medicaid programs are generally significantly less than a hospital’s customary charges for the services provided. Since a substantial portion of our revenue comes from patients under Medicare and Medicaid programs, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in these programs.

In addition to government programs, we are paid by private payors, which include insurance companies, HMOs, PPOs, other managed care companies, employers, and by patients directly. The Blue Cross HMO payors are included in the above-captioned Managed Care line item. All other Blue Cross payors are included in the above-captioned “Other Third-Party Payors” line item. Patients are generally not responsible for any difference between customary hospital charges and amounts paid for hospital services by Medicare and Medicaid programs, insurance companies, HMOs, PPOs, and other managed care companies, but are responsible for services not covered by these programs or plans, as well as for deductibles and co-insurance obligations of their coverage. The amount of these deductibles and co-insurance obligations has increased in recent years. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government or business payors. To further reduce their healthcare costs, an increasing number of insurance companies, HMOs, PPOs and other managed care companies are negotiating discounted fee structures or fixed amounts for hospital services performed, rather than paying healthcare providers the amounts billed. We negotiate discounts with managed care companies, which are typically smaller than discounts under governmental programs. If an increased number of insurance companies, HMOs, PPOs, and other managed care companies succeed in negotiating discounted fee structures or fixed amounts, our results of operations may be negatively affected. For more information on the payment programs on which our revenues depend, see “Our Business — Payment.”

Hospital revenues depend upon inpatient occupancy levels, the volume of outpatient procedures and the charges or negotiated payment rates for hospital services provided. Charges and payment rates for routine inpatient services vary significantly depending on the type of service performed and the geographic location of the hospital. In recent years, we have experienced a significant increase in revenue received from outpatient services. We attribute this increase to:

•	advances in technology, which have permitted us to provide more services on an outpatient basis; and

•	pressure from Medicare or Medicaid programs, insurance companies and managed care plans to reduce hospital stays and to reduce costs by having services provided on an outpatient rather than on an inpatient basis.

Government Regulation

Overview.  The healthcare industry is required to comply with extensive government regulation at the federal, state and local levels. Under these regulations, hospitals must meet requirements to be certified as hospitals and qualified to participate in government programs, including the Medicare and Medicaid programs. These requirements relate to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, hospital use, rate-setting, compliance with building codes and environmental protection laws. There are also extensive regulations governing a hospital’s participation in these government programs. If we fail to comply with applicable laws and regulations, we can be subject to criminal penalties and civil sanctions, our hospitals can lose their licenses and we could lose our ability to participate in these government programs. In addition, government regulations may change. If that happens, we may have to make changes in our facilities, equipment, personnel, and services so that our hospitals remain certified as hospitals and qualified to participate in these programs. We believe that our hospitals are in substantial compliance with current federal, state and local regulations and standards.

Hospitals are subject to periodic inspection by federal, state and local authorities to determine their compliance with applicable regulations and requirements necessary for licensing and certification. All of our hospitals are licensed under appropriate state laws and are qualified to participate in the Medicare and Medicaid programs. In addition, most of our hospitals are accredited by the Joint Commission on Accreditation of Healthcare Organizations, or the Joint Commission. This accreditation indicates that a hospital satisfies the applicable health and administrative standards to participate in the Medicare and Medicaid programs.

Recent Changes.  In recent years, numerous changes have been made in the oversight of healthcare providers to provide an increased emphasis on the linkage between quality of care criteria and payment levels. For example, hospital Medicare payments are now impacted by the hospital’s accurate reporting of the basic elements of care provided to patients with certain diagnoses. As another indication of this trend and focus, the Joint Commission no longer gives numerical scores at scheduled triennial surveys; it now scores hospitals and other accredited providers on a pass-fail basis at unannounced surveys. Because hospitals no longer are able to prepare for a survey at a time certain, it is possible that there will be an increase in negative survey findings, which could lead to a loss of accreditation. Other provider types are facing similar changes in payment and quality oversight.

Fraud and Abuse Laws.  Participation in the Medicare program is heavily regulated by federal statute and regulation. If a hospital fails substantially to comply with the requirements for participating in the Medicare program, the hospital’s participation in the Medicare program may be terminated and/or civil or criminal penalties may be imposed. For example, a hospital may lose its ability to participate in the Medicare program if it does any of the following:

•	makes claims to Medicare for services not provided or misrepresents actual services provided in order to obtain higher payments;

•	pays money to induce the referral of patients where services are reimbursable under a federal health program; or

•	pays money to limit or reduce the services provided to Medicare beneficiaries.

HIPAA broadened the scope of the fraud and abuse laws.  Under HIPAA, any person or entity that knowingly and willfully defrauds or attempts to defraud a healthcare benefit program, including private healthcare plans, may be subject to fines, imprisonment or both. Additionally, any person or entity that knowingly and willfully falsifies or conceals a material fact or makes any material false or fraudulent statements in connection with the delivery or payment of healthcare services by a healthcare benefit plan is subject to a fine, imprisonment or both.

Another law regulating the healthcare industry is a section of the Social Security Act, known as the “anti-kickback” statute. This law prohibits some business practices and relationships under Medicare, Medicaid and other federal healthcare programs. These practices include the payment, receipt, offer or solicitation of remuneration of any kind in exchange for items or services that are reimbursed under most federal or state healthcare programs. Violations of the anti-kickback statute may be punished by criminal and civil fines, exclusion from federal healthcare programs, and damages up to three times the total dollar amount involved.

The Office of Inspector General of the Department of Health and Human Services, or OIG, is responsible for identifying and investigating fraud and abuse activities in federal healthcare programs. As part of its duties, the OIG provides guidance to healthcare providers by identifying types of activities that could violate the anti-kickback statute. The OIG also publishes regulations outlining activities and business relationships that would be deemed not to violate the anti-kickback statute. These regulations are known as “safe harbor” regulations. However, the failure of a particular activity to comply with the safe harbor regulations does not necessarily mean that the activity violates the anti-kickback statute.

The OIG has identified the following incentive arrangements as potential violations of the anti-kickback statute:

•	payment of any incentive by the hospital when a physician refers a patient to the hospital;

•	use of free or significantly discounted office space or equipment for physicians in facilities usually located close to the hospital;

•	provision of free or significantly discounted billing, nursing or other staff services;

•	free training for a physician’s office staff, including management and laboratory techniques (but excluding compliance training);

•	guarantees which provide that if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder;

•	low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital;

•	payment of the costs of a physician’s travel and expenses for conferences;

•	payment of services which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of the services rendered; or

•	purchasing goods or services from physicians at prices in excess of their fair market value.

We have a variety of financial relationships with physicians who refer patients to our hospitals. Physicians own interests in a number of our facilities. Physicians may also own our stock. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases, management agreements and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals. These incentives include relocation, reimbursement for certain direct expenses, income guarantees and, in some cases, loans. Although we believe that we have structured our arrangements with physicians in light of the “safe harbor” rules, we cannot assure you that regulatory authorities will not determine otherwise. If that happens, we could be subject to criminal and civil penalties and/or exclusion from participating in Medicare, Medicaid or other government healthcare programs.

The Social Security Act also includes a provision commonly known as the “Stark law.” This law prohibits physicians from referring Medicare patients to healthcare entities in which they or any of their immediate family members have ownership interests or other financial arrangements. These types of referrals are commonly known as “self-referrals.” Sanctions for violating the Stark law include denial of payment, civil money penalties, assessments equal to twice the dollar value of each service and exclusion from government payor programs. There are ownership and compensation arrangement exceptions to the self-referral prohibition. One exception allows a physician to make a referral to a hospital if the physician owns an interest in the entire hospital, as opposed to an ownership interest in a department of the hospital. Another exception allows a physician to refer patients to a healthcare entity in which the physician has an ownership interest if the entity is located in a rural area, as defined in the statute. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. In January 2002 and March 2004, the federal government issued regulations that interpret some of the provisions included in the Stark law. We strive to comply with the Stark law and regulations; however, the government may interpret the law and regulations differently. If we are found to have violated the Stark law or regulations, we could be subject to significant sanctions, including damages, penalties and exclusion from federal healthcare programs.

Many states in which we operate also have adopted, or are considering adopting, similar laws relating to financial relationships with physicians. Some of these state laws apply even if the payment for care does not come from the government. These statutes typically provide criminal and civil penalties as well as loss of licensure. While there is little precedent for the interpretation or enforcement of these state laws, we have attempted to structure our financial relationships with physicians and others in light of these laws. However, if we are found to have violated these state laws, it could result in the imposition of criminal and civil penalties as well as possible licensure revocation.

False Claims Act.  Another trend in healthcare litigation is the increased use of the False Claims Act, or FCA. This law makes providers liable for, among other things, the knowing submission of a false claim for reimbursement by the federal government. The FCA has been used not only by the U.S. government, but also by individuals who bring an action on behalf of the government under the law’s “qui tam” or “whistleblower” provisions and share in any recovery. When a private party brings a qui tam action under the FCA, it files the complaint with the court under seal, and the defendant will generally not be aware of the lawsuit until the government makes a determination whether it will intervene and take a lead in the litigation.

Civil liability under the FCA can be up to three times the actual damages sustained by the government plus civil penalties of up to $11,000 for each separate false claim submitted to the government. There are many potential bases for liability under the FCA. Although liability under the FCA arises when an entity knowingly submits a false claim for reimbursement, the FCA defines the term “knowingly” to include reckless disregard of the truth or falsity of the claim being submitted.

A number of states in which we operate have enacted or are considering enacting state false claims legislation. These state false claims laws are generally modeled on the federal FCA, with similar damages, penalties and qui tam enforcement provisions. An increasing number of healthcare false claims cases seek recoveries under both federal and state law.

Provisions in the Deficit Reduction Act of 2005, or the DRA, that went into effect on January 1, 2007 give states significant financial incentives to enact false claims laws modeled on the federal FCA. Additionally, the DRA requires every entity that receives annual payments of at least $5.0 million from a state Medicaid plan to establish written policies for its employees that provide detailed information about federal and state false claims statutes and the whistleblower protections that exist under those laws. Both provisions of the DRA are expected to result in increased false claims litigation against healthcare providers. We have complied with the written policy requirements.

Emergency Medical Treatment and Active Labor Act.  The Emergency Medical Treatment and Active Labor Act imposes requirements as to the care that must be provided to anyone who comes to facilities providing emergency medical services seeking care before they may be transferred to another facility or otherwise denied care. Sanctions for failing to fulfill these requirements include exclusion from participation in the Medicare and Medicaid programs and civil money penalties. In addition, the law creates private civil remedies which enable an individual who suffers personal harm as a direct result of a violation of the law to sue the offending hospital for damages and equitable relief. A medical facility that suffers a financial loss as a direct result of another participating hospital’s violation of the law also has a similar right. Although we seek to comply with the law, we can give no assurance that government officials responsible for enforcing the law or others will not assert that we are in violation of these laws.

Privacy and Security Requirements of HIPAA.  The Administrative Simplification Provisions of HIPAA require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. We believe we are in compliance with these regulations.

The Administrative Simplification Provisions also require CMS to adopt standards to protect the security and privacy of health-related information. These privacy regulations became effective April 14, 2001, but compliance with these regulations was not required until April 2003. The privacy regulations extensively regulate the use and disclosure of individually identifiable health-related information. If we violate these regulations, we could be subject to monetary fines and penalties, criminal sanctions and civil causes of action. We have implemented and operate continuing employee education programs to reinforce operational compliance with policy and procedures which adhere to privacy regulations. Regulations relating to the security of electronic protected health information went into effect on April 21, 2003, and compliance was required as of April 21, 2005. The HIPAA security standards and privacy regulations serve similar purposes and overlap to a certain extent, but the security regulations relate more specifically to protecting the integrity, confidentiality and availability of electronic protected health information while it is in our custody or being transmitted to others. We believe we have established proper controls to safeguard access to protected health information.

Corporate Practice of Medicine; Fee-Splitting.  Some states have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians. Some states also have adopted laws that prohibit direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and rescission of business arrangements. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We structure our arrangements with healthcare providers to comply with the relevant state law. However, we cannot assure you that government officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations.

Certificates of Need.  The construction of new facilities, the acquisition of existing facilities and the addition of new services at our facilities may be subject to state laws that require prior approval by state regulatory agencies. These certificate of need laws generally require that a state agency determine the public need and give approval prior to the construction or acquisition of facilities or the addition of new services. We operate 44 hospitals in 12 states that have adopted certificate of need laws for acute care facilities. If we fail to obtain necessary state approval, we will not be able to expand our facilities, complete acquisitions or add new services in these states. Violation of these state laws may result in the imposition of civil sanctions or the revocation of a hospital’s licenses.

Conversion Legislation.  Many states, including some where we have hospitals and others where we may in the future acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts primarily focus on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the not-for-profit seller. While these reviews and, in some instances, approval processes can add additional time to the closing of a hospital acquisition, we have not had any significant difficulties or delays in completing the process. There can be no assurance, however, that future actions on the state level will not seriously delay or even prevent our ability to acquire hospitals. If these activities are widespread, they could limit our ability to acquire additional hospitals.

Healthcare Reform.  The healthcare industry continues to attract much legislative interest and public attention. In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system. Proposals that have been considered include cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, and mandatory health insurance coverage for employees. The costs of implementing some of these proposals could be financed, in part, by reductions in payments to healthcare providers under Medicare, Medicaid and other government programs. We cannot predict the course of future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs and the effect that any legislation, interpretation, or change may have on us.

Payment

Medicare.  Under the Medicare program, we are paid for inpatient and outpatient services performed by our hospitals.

Payments for inpatient acute services are generally made pursuant to a prospective payment system, commonly known as “PPS.” Under PPS, our hospitals are paid a predetermined amount for each hospital discharge based on the patient’s diagnosis. Specifically, each discharge is assigned to a DRG based upon the patient’s condition and treatment during the relevant inpatient stay. For the federal fiscal year 2007, each DRG is assigned a payment rate using 67% of the national average charge per case and 33% of the national average cost per case. For the federal fiscal year 2008, each DRG is assigned a payment rate using 67% of the national average cost per case and 33% of the national average charge per case. For the federal fiscal year 2009, each DRG is assigned a payment rate using 100% of the national average cost per case. DRG payments are based on national averages and not on charges or costs specific to a hospital. However, DRG payments are adjusted by a predetermined geographic adjustment factor assigned to the geographic area in which the hospital is located. While a hospital generally does not receive payment in addition to a DRG payment, hospitals may qualify for an “outlier” payment when the relevant patient’s treatment costs are extraordinarily high and exceed a specified regulatory threshold.

The DRG rates are adjusted by an update factor on October 1 of each year, the beginning of the federal fiscal year (i.e., the federal fiscal year beginning October 1, 2006 is referred to as the 2007 federal fiscal year). The index used to adjust the DRG rates, known as the “market basket index,” gives consideration to the inflation experienced by hospitals in purchasing goods and services. Under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, DRG payment rates were increased by the full “market basket index,” for the federal fiscal years 2004, 2005, 2006 and 2007 or 3.4%, 3.3%, 3.7% and 3.4%, respectively. The Deficit Reduction Act of 2005 imposes a 2% reduction to the market basket index beginning in the federal fiscal year 2007 if patient quality data is not submitted. We intend to comply with this data submission requirement. Future legislation may decrease the rate of increase for DRG payments, but we are not able to predict the amount of any reduction or the effect that any reduction will have on us.

In addition, hospitals may qualify for Medicare disproportionate share payments when their percentage of low income patients exceeds specified regulatory thresholds. A majority of our hospitals qualify to receive Medicare disproportionate share payments. For the majority of our hospitals that qualify to receive Medicare disproportionate share payments, these payments were increased by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 effective April 1, 2004. These Medicare disproportionate share payments as a percentage of net operating revenues were 2.1% for each of the three years ended December 31, 2006, 2005 and 2004, respectively.

Beginning August 1, 2000, we began receiving Medicare reimbursement for outpatient services through a PPS. Under the Balanced Budget Refinement Act of 1999, non-urban hospitals with 100 beds or fewer were held harmless through December 31, 2004 under this Medicare outpatient PPS. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 extended the hold harmless provision for non-urban hospitals with 100 beds or fewer and for non-urban sole community hospitals with more than 100 beds through December 31, 2005. The Deficit Reduction Act of 2005 extended the hold harmless provision for non-urban hospitals with 100 beds or fewer that are not sole community hospitals through December 31, 2008; however the Act reduces the amount these hospitals would receive in hold harmless payment by 5% in 2006, 10% in 2007 and 15% in 2008. Of our 77 hospitals at December 31, 2006, 31 qualified for this relief. The outpatient conversion factor rate was increased by 3.4% effective January 1, 2004; however, adjustments to other variables within the outpatient PPS resulted in an approximate 4.3% to 4.7% net increase in outpatient PPS payments. The outpatient conversion factor was increased 3.3% effective January 1, 2005; however, coupled with adjustments to other variables within the outpatient PPS resulted in an approximate 4.8% to

5.2% net increase in outpatient PPS payments. The outpatient conversion factor was increased 3.7% effective January 1, 2006; however, coupled with adjustments to other variables with the outpatient PPS, an approximate 2.2% to 2.6% net increase in outpatient payments occurred. The outpatient conversion factor was increased 3.4% effective January 1, 2007; however, coupled with adjustments to other variables with the outpatient PPS, an approximate 2.5% to 2.9% net increase in outpatient payments is expected to occur.

Skilled nursing facilities and swing bed facilities were historically paid by Medicare on the basis of actual costs, subject to limitations. The Balanced Budget Act of 1997 established a PPS for Medicare skilled nursing facilities and mandated that swing bed facilities must be incorporated into the skilled nursing facility PPS. For federal fiscal year 2004, skilled nursing facility PPS payment rates are increased by the full market basket of 3.0% coupled with a 3.26% increase to reflect the difference between the market basket forecast and the actual market basket increase from the start of the skilled nursing facility PPS in July 1998. For federal fiscal year 2005, skilled nursing facility PPS payment rates were increased by the full market basket of 2.8%. For federal fiscal year 2006, skilled nursing facility PPS payment rates were increased 3.1%; however, coupled with adjustments to other variables within the skilled nursing facility PPS, an approximate 3.9% to 4.3% net increase in skilled nursing facility PPS payments occurred. For federal fiscal year 2007, skilled nursing facility PPS rates were increased by the full SNF market basket index of 3.1%.

The Department of Health and Human Services established a PPS for home health services effective October 1, 2000. The home health agency PPS per episodic payment rate increased by 3.3% on October 11, 2003. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 implemented an 0.8% reduction to the market basket increase to the home health agency PPS per episodic payment rate effective April 1, 2004 and for the federal fiscal years 2005 and 2006, and increased Medicare payments by 5.0% to home health services provided in rural areas from April 1, 2004 through March 31, 2005. The Deficit Reduction Act of 2005 extended the 5.0% increase to home health services provided in rural areas for an additional year effective January 1, 2006 and froze home health agency payments for 2006 at 2005 levels. The home health agency PPS per episodic payment rate increased by 2.3% on January 1, 2005, 0% on January 1, 2006, and 3.3% on January 1, 2007.

Medicaid.  Most state Medicaid payments are made under a PPS or under programs which negotiate payment levels with individual hospitals. Medicaid is currently funded jointly by state and federal government. The federal government and many states are currently considering significantly reducing Medicaid funding, while at the same time expanding Medicaid benefits. We can provide no assurance that reductions to Medicaid funding will not have a material adverse effect on our results of operations.

Annual Cost Reports.  Hospitals participating in the Medicare and some Medicaid programs, whether paid on a reasonable cost basis or under a PPS, are required to meet specified financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and some Medicaid programs are subject to routine governmental audits. These audits may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. Finalization of these audits often takes several years. Providers can appeal any final determination made in connection with an audit. DRG outlier payments have been and continue to be the subject of CMS audit and adjustment. The OIG is also actively engaged in audits and investigations into alleged abuses of the DRG outlier payment system.

Commercial Insurance.  Our hospitals provide services to individuals covered by private healthcare insurance. Private insurance carriers pay our hospitals or in some cases reimburse their policyholders based upon the hospital’s established charges and the coverage provided in the insurance policy. Commercial insurers are trying to limit the costs of hospital services by negotiating discounts, including PPS, which would reduce payments by commercial insurers to our hospitals. Reductions in payments for services provided by our hospitals to individuals covered by commercial insurers could adversely affect us.

Supply Contracts

In March 2005, we began purchasing items, primarily medical supplies, medical equipment and pharmaceuticals, under an agreement with HealthTrust, a GPO in which we are a minority partner. By participating in this organization we are able to procure items at competitively priced rates for our hospitals. There can be no assurance that our arrangement with HealthTrust will provide the discounts we expect to achieve. Prior to March 2005, we had an agreement with and purchased supplies using Broadlane Inc., another GPO.

Competition

The hospital industry is highly competitive, including competition with other hospitals and healthcare providers for patients. The competition among hospitals and other healthcare providers for patients has intensified in recent years. Our hospitals are located in non-urban and mid-size service areas. In approximately 85% of our markets, we are the sole provider of general healthcare services. After the Merger, this percentage decreased to 65%. In many of our other markets, the primary competitor is a not-for-profit hospital. These not-for-profit hospitals generally differ in each jurisdiction. In addition, our hospitals face competition from hospitals outside of their primary service area, including hospitals in urban areas that provide more complex services. These facilities generally are located some distance from our facilities. Patients in our primary service areas may travel to these other hospitals for a variety of reasons. These reasons include physician referrals or the need for services we do not offer. Patients who seek services from these other hospitals may subsequently shift their preferences to those hospitals for the services we provide.

Some of our hospitals operate in primary service areas where they compete with one or more other hospitals. Some of these competing hospitals use equipment and services more specialized than those available at our hospitals. In addition, some competing hospitals are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals can make capital expenditures without paying sales, property and income taxes. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers.

The number and quality of the physicians on a hospital’s staff is an important factor in a hospital’s competitive advantage. Physicians decide whether a patient is admitted to the hospital and the procedures to be performed. Admitting physicians may be on the medical staffs of other hospitals in addition to those of our hospitals. We attempt to attract our physicians’ patients to our hospitals by offering quality services and facilities, convenient locations and state-of-the-art equipment.

Compliance Program

We take an operations team approach to compliance and utilize corporate experts for program design efforts and facility leaders for employee-level implementation. Compliance is another area where our utilization of standardization and centralization techniques and initiatives yield efficiencies and consistency throughout our facilities. We recognize that our compliance with applicable laws and regulations depends on individual employee actions as well as company operations. Our approach focuses on integrating compliance responsibilities with operational functions. This approach is intended to reinforce our company-wide commitment to operate strictly in accordance with the laws and regulations that govern our business.

Our company-wide compliance program has been in place since 1997. Currently, the program’s elements include leadership, management and oversight at the highest levels, a Code of Conduct, risk area specific policies and procedures, employee education and training, an internal system for reporting concerns, auditing and monitoring programs, and a means for enforcing the program’s policies.

Since its initial adoption, the compliance program continues to be expanded and developed to meet the industry’s expectations and our needs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities, have been prepared and implemented to address the functional and operational aspects of our business. Included within these functional areas are materials and activities for business sub-units, including laboratory, radiology, pharmacy, emergency, surgery, observation, home health, skilled nursing and clinics. Specific areas identified through regulatory interpretation and enforcement activities have also been addressed in our program. Claims preparation and submission, including coding, billing and cost reports, comprise the bulk of these areas. Financial arrangements with physicians and other referral sources, including compliance with anti-kickback and Stark laws, emergency department treatment and transfer requirements, and other patient disposition issues are also the focus of policy and training, standardized documentation requirements, and review and audit. Another focus of the program is the interpretation and implementation of HIPAA standards for privacy and security.

We have a Code of Conduct which applies to all directors, officers, employees and consultants, and a confidential disclosure program to enhance the statement of ethical responsibility expected of our employees and business associates who work in the accounting, financial reporting and asset management areas of our Company. Our Code of Conduct is posted on our website, www.chs.net.

Employees

At June 30, 2007, we employed approximately 26,000 full-time employees and 12,000 part-time employees. Of these employees, approximately 2,000 are union members. We currently believe that our labor relations are good.

Professional Liability

As part of our business of owning and operating hospitals, we are subject to legal actions alleging liability on our part. To cover claims arising out of the operations of hospitals, we maintain professional malpractice liability insurance and general liability insurance on a claims made basis in excess of those amounts for which we are self-insured, in amounts we believe to be sufficient for our operations. We also maintain umbrella liability coverage for claims which, due to their nature or amount, are not covered by our other insurance policies. However, our insurance coverage does not cover all claims against us or may not continue to be available at a reasonable cost for us to maintain adequate levels of insurance. For a further discussion of our insurance coverage, see our discussion of professional liability insurance claims in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Professional Liability Insurance Claims.”

Environmental Matters

We are subject to various federal, state, and local laws and regulations governing the use, discharge and disposal of hazardous materials, including petroleum products and medical and/or low-level radioactive wastes. Compliance with these laws and regulations has not had, and is not in the future expected to have, a material adverse effect on our business, competitive position, or results of operations.

Environmental laws also can impose liability for the investigation and cleanup of environmental contamination on any current or former owners or tenants of property, or on those parties who sent wastes off-site for disposal. Although we are not currently aware of any such material obligations at any of our current or former properties or at third-party disposal sites, we may be required to conduct or participate in remedial activities in the future and may be subject to claims for personal injury or property or natural resources damages in the future as a result of such matters. The costs associated with such matters can be significant. We have insurance coverage for certain damages to personal property or personal injury arising out of contamination associated with some of our underground and above-ground storage tanks. This policy also pays for environmental clean up resulting from storage tank leaks. Our policy coverage is $2.0 million per occurrence with a $25,000 deductible and a $5.0 million annual aggregate.

Legal Proceedings

From time to time, we receive various inquiries or subpoenas from state regulators, fiscal intermediaries, CMS and the Department of Justice regarding various Medicare and Medicaid issues. In addition, we are subject to other claims and lawsuits arising in the ordinary course of our business. We are not aware of any pending or threatened litigation that is not covered by insurance policies or reserved for in our financial statements or which we believe would have a material adverse impact on us. It is also possible that claims may be filed against us that are “under seal”, which we may or may not be aware of or of which we may or may not be able to publicly disclose. With respect to any such items, we may not be able to assess the potential impact until the matter is unsealed and a full inquiry can be made.

In May 1999, we were served with a complaint in U.S. ex rel. Bledsoe v. Community Health Systems, Inc., subsequently moved to the Middle District of Tennessee, Case No. 2-00-0083. This qui tam action sought treble damages and penalties under the False Claims Act against us. The Department of Justice did not intervene in this action. The allegations in the amended complaint were extremely general, but involved Medicare billing at our White County Community Hospital in Sparta, Tennessee. By order entered on September 19, 2001, the U.S. District Court granted our motion for judgment on the pleadings and dismissed the case, with prejudice.

The qui tam whistleblower (also referred to as a “relator”) appealed the district court’s ruling to the U.S. Court of Appeals for the Sixth Circuit. On September 10, 2003, the Sixth Circuit Court of Appeals rendered its decision in this case, affirming in part and reversing in part the District Court’s decision to dismiss the case with prejudice. The court affirmed the lower court’s dismissal of certain of plaintiff’s claims on the grounds that his allegations had been previously publicly disclosed. In addition, the appeals court agreed that, as to all other allegations, the relator had failed to include enough information to meet the special pleading requirements for fraud under the False Claims Act and the Federal Rules of Civil Procedure. However, the case was returned to the district court to allow the relator another opportunity to amend his complaint in an attempt to plead his fraud allegations with particularity.

In May 2004, the relator in U.S. ex rel. Bledsoe filed an amended complaint alleging fraud involving Medicare billing at White County Community Hospital. We then filed a renewed motion to dismiss the amended complaint. On January 6, 2005, the District Court dismissed with prejudice the bulk of the relator’s allegations. The only remaining allegations involve a handful of 1997-98 charges at White County. After further motion practice between the relator and the United States Government regarding the relator’s right to participate in a previous settlement with the Company, the District Court again dismissed all claims in the case on December 13, 2005. On January 9, 2006, the relator filed a notice of appeal to the U.S. Court of Appeals for the Sixth Circuit and on September 6, 2007, the Court of Appeals issued its 25 page opinion affirming in part, reversing in part, and remanding the case to the District Court for further proceedings. We are in the process of evaluating our next steps with respect to this case.

In August 2004, we were served with a complaint in Arleana Lawrence and Robert Hollins v. Lakeview Community Hospital and Community Health Systems, Inc. (now styled Arleana Lawrence and Lisa Nichols v. Eufaula Community Hospital, Community Health Systems, Inc., South Baldwin Regional Medical Center and Community Health Systems Professional Services Corporation) in the Circuit Court of Barbour County, Alabama (Eufaula Division). This alleged class action was brought by the plaintiffs on behalf of themselves and as the representatives of similarly situated uninsured individuals who were treated at our Lakeview Hospital or any of our other Alabama hospitals. The plaintiffs allege that uninsured patients who do not qualify for Medicaid, Medicare or charity care are charged unreasonably high rates for services and materials and that we use unconscionable methods to collect bills. The plaintiffs seek restitution of overpayment, compensatory and other allowable damages and injunctive relief. In October 2005, the complaint was amended to eliminate one of the named plaintiffs and to add our management company subsidiary as a defendant. In November 2005, the complaint was again amended to add another plaintiff, Lisa Nichols, and another defendant, our hospital in Foley, Alabama, South Baldwin Regional Medical Center. Discovery has been concluded on the class determination issues. A class certification hearing was held on June 13, 2007 and we await the ruling of the court. We are vigorously defending this case.

On March 3, 2005, we were served with a complaint in Sheri Rix v. Heartland Regional Medical Center and Health Care Systems, Inc. in the Circuit Court of Williamson County, Illinois. This alleged class action was brought by the plaintiff on behalf of herself and as the representative of similarly situated uninsured individuals who were treated at our Heartland Regional Medical Center. The plaintiff alleges that uninsured patients who do not qualify for Medicaid, Medicare or charity care are charged unreasonably high rates for services and materials and that we use unconscionable methods to collect bills. The plaintiff seeks recovery for breach of contract and the covenant of good faith and fair dealing, violation of the Illinois Consumer Fraud and Deceptive Practices Act, restitution of overpayment, and for unjust enrichment. The plaintiff class seeks compensatory and other damages and equitable relief. The Circuit Court Judge recently granted our motion to dismiss this case, but allowed the plaintiff to re-plead her case. The plaintiff elected to appeal the Circuit Court’s decision in lieu of amending her case. The parties are briefing their positions. We are vigorously defending this case.

On April 8, 2005, we were served with a first amended complaint, styled Chronister, et al. v. Granite City Illinois Hospital Company, LLC d/b/a Gateway Regional Medical Center, in the Circuit Court of Madison County, Illinois. The complaint seeks class action status on behalf of the uninsured patients treated at Gateway Regional Medical Center and alleges statutory, common law, and consumer fraud in the manner in which the hospital bills and collects for the services rendered to uninsured patients. The plaintiff seeks compensatory and punitive damages and declaratory and injunctive relief. Our motion to dismiss has been granted in part and denied in part and discovery has commenced. Gateway Regional Medical Center v. Holman is a companion case to the Chronister action, seeking counterclaim recovery on a collections case. Holman has been stayed pending the outcome of the Chronister action. We are vigorously defending these cases.

On February 10, 2006, we received a letter from the Civil Division of the Department of Justice requesting documents in an investigation they are conducting involving the Company. The inquiry relates to the way in which different state Medicaid programs apply to the federal government for matching or supplemental funds that are ultimately used to pay for a small portion of the services provided to Medicaid and indigent patients. These programs are referred to by different names, including “intergovernmental payments,” “upper payment limit programs,” and “Medicaid disproportionate share hospital payments.” The February 10th letter focused on our hospitals in three states: Arkansas, New Mexico and South Carolina. On August 31, 2006, we received a follow-up letter from the Department of Justice requesting additional documents relating to the programs in New Mexico and the payments to the Company’s three hospitals there. For hospitals in New Mexico, the payments for this program approximate 0.3% of annual net operating revenue for 2006. We have provided the Department of Justice with the requested documents and continue to cooperate with the government’s inquiry. We are unable at this time to evaluate the existence or extent of any potential financial exposure.

In August 2006, our facility in Petersburg, Virginia (Southside Regional Medical Center) was notified of the pendency of a federal False Claims Act case styled U.S. ex rel. Vuyyuru v. Jadhav et al. filed in the Eastern District of Virginia. In addition to naming the hospital, Community Health Systems Professional Services Corporation, our management subsidiary, has also been named. The suit alleges that Dr. Jadhav, Southside Regional Medical Center, and other healthcare providers performed medically unnecessary procedures and billed federal healthcare programs and also alleges that the defendants defamed Dr. Vuyyuru in the process of terminating his medical staff privileges. Almost all of the allegations pre-date our acquisition of this facility and the seller’s successor-in-interest has agreed to indemnify the Company and its affiliates. We believe that the allegations in this case are without merit and are vigorously defending the case. A motion to dismiss the case has been granted and the relator has appealed the ruling to the U.S. Court of Appeals for the Fourth Circuit.

Triad Hospitals, Inc. Litigation

Triad is the subject of litigation entitled In re: Triad Hospitals, Inc. Shareholders Litigation, pending in the 296th District Court of Collin County, Texas. The consolidated amended petition alleges, among other things, that (i) the $54 per share in cash purchase price to be paid to the stockholders in connection with the Triad merger with the Company is inadequate; (ii) the “go shop” auction process that led to the higher offer from the Company was flawed; (iii) the directors violated their fiduciary duties to shareholders by administering a sale process that failed to maximize shareholder value; (iv) the terms of the merger agreement with CHS, which included a so-called “non-solicitation” clause and a $130 million termination fee, would artificially deter higher bids for the Company; (v) the directors breached their fiduciary duties by approving, in mid December 2006, amended Change in Control Severance Agreements with several Triad executives; and

(vi) the Company failed to disclose certain purportedly material information relating to the valuation of the Company and the process leading to the approval of the merger. The consolidated amended petition seeks declaratory rulings regarding the breaches of fiduciary duties, sought to enjoin the closing of the merger transaction, and an award plaintiffs’ attorneys’ fees and costs. The Company believes that this consolidated lawsuit is without merit. Shortly after filing their amended petition and initiating discovery, the plaintiffs abandoned their efforts to seek pre-merger relief. On September 19, 2007, the plaintiffs advised us that they were seeking to nonsuit the case, which will dispose of the case.

Triad, and its subsidiary, Quorum Health Resources, Inc. are defendants in a qui tam case styled U.S. ex rel. Whitten vs. Quorum Health Resources, Inc. et al., which is pending in the Southern District of Georgia, Brunswick Division. Whitten, a long-term employee of a two hospital system in Brunswick and Camden, Georgia sued both his employer and Quorum Health Resources, Inc. and its predecessors, which had managed the facility from 1989 through September 2000; upon his termination of employment, Whitten signed a release and was paid $124,000. Whitten’s original qui tam complaint was filed under seal in November 2002 and the case was unsealed in 2004. Whitten alleges various charging and billing infractions, including charging for routine equipment supplies and services not separately billable, billing for observation services that were not medically necessary or for which there was no physician order, billing labor and delivery patients for durable medical equipment that was not separately billable, inappropriate preparation of patients’ histories and physicals, billing for cardiac rehabilitation services without physician supervision, performing outpatient dialysis without Medicare certification, and performing mental health services without the proper staff assignments. In October 2005, the district court granted Quorum’s motion for summary judgment on the grounds that his claims were precluded under his severance agreement with the hospital, without reaching two other arguments made by Quorum, which included that a prior settlement agreement between the hospital and the federal government precluded the claims brought by Whitten as well as the doctrine of prior public disclosure. On appeal to the 11th Circuit Court of Appeals, the court reversed the findings of the district court regarding the severance agreement, but remanded the case to the district court for findings on Quorum’s other two arguments. Limited discovery has been conducted and renewed motions to resolve the case in Quorum’s favor and to stay further discovery have recently been filed. The Company continues to believe that the relator’s claims are without merit and will continue to vigorously defend this case.

In a case styled U.S. ex rel. Bartlett vs. Quorum Health Resources, Inc., et al., pending in the Western District of Pennsylvania, Johnstown Division, the relator alleges in his second amended complaint, filed in January 2006 (the first amended complaint having been dismissed), alleges that Quorum conspired with the hospital to pay a illegal remuneration in violation of the anti-kickback statute and the Stark laws, thus causing false claims to be filed. A renewed motion to dismiss that was filed in March 2006 asserting that the second amended complaint did not cure the defects contained in the first amended complaint. In September 2006, the hospital and one of the other hospital affiliate defendants filed for protection under Chapter 11 of the federal bankruptcy code, which imposes an automatic stay on proceedings in the case. The Company believes that this case is without merit and should the stay be lifted, will continue to vigorously defend it.

Quorum is a defendant in a qui tam case styled U.S. ex rel. Mosby vs. Quorum Health Resources, Inc., et al, pending in the Western District of Mississippi, Western Division. Mosby was a long time medical records employee at a Quorum managed facility. She alleges wrongful termination for being a whistleblower and because of her race. Mosby’s first amended complaint was filed in May 2003 and contains allegations of false claims related to non-allowable costs and cost reports. In October 2003, Quorum filed a motion to dismiss, asserting that Mosby’s substantive allegations were lifted from the 1997 Alderson case filed in Tampa against Quorum, which was resolved in a settlement with the government in 2001; without any predicate false claims cases, the Company believes that Mosby’s retaliatory discharge allegations are unsupported. We await the court’s ruling on this motion.

TRIAD’S BUSINESS

Prior to our acquisition of Triad, Triad was one of the largest publicly owned hospital companies in the United States. Triad provides a broad range of general hospital healthcare services to patients in non-urban and mid-sized markets located primarily in the southern, midwestern and western United States. As of July 25, 2007, prior to the acquisition, Triad owned, leased or operated 50 hospitals in 17 states with an aggregate of approximately 9,600 beds. Triad also operates one general acute care hospital located in Dublin, Ireland. Included among Triad’s U.S. hospital facilities is one hospital operated through a 50/50 joint venture that is not consolidated for financial reporting purposes and one hospital that is under construction. Triad is also a minority investor in three joint ventures that own seven general acute care hospitals in Georgia and Nevada. Through Triad’s wholly-owned subsidiary, QHR, Triad also provides management and consulting services to independent general acute care hospitals located throughout the United States.

Triad’s general acute care hospitals typically provide a full range of services commonly available in hospitals, such as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics, obstetrics, diagnostic and emergency services. These hospitals also generally provide outpatient and ancillary healthcare services such as outpatient surgery, laboratory, radiology, respiratory therapy, cardiology and physical therapy. Outpatient services also are provided by ambulatory surgery centers that Triad operates. In addition, some of Triad’s general acute care hospitals have a limited number of licensed psychiatric beds and provide psychiatric skilled nursing services.

Triad’s Formation

Triad’s healthcare service business previously comprised the Pacific Group business of HCA, Inc., or HCA. On May 11, 1999, HCA divested its Pacific Group business to Triad through a spin-off to its stockholders. The spin-off was accomplished by a pro rata distribution of all outstanding shares of Triad’s common stock to the stockholders of HCA. Triad was incorporated under the laws of the State of Delaware in 1999. Information about certain indemnification and other arrangements entered into by HCA and Triad in connection with the distribution is included in the consolidated financial statements.

On April 27, 2001, Triad completed its merger with Quorum Health Group, Inc., or Quorum, for approximately $2,400 million in cash, stock and assumption of debt. Pursuant to the terms of the Quorum merger agreement, each former Quorum shareholder was entitled to receive $3.50 in cash and 0.4107 shares of Triad’s common stock for each outstanding share of Quorum stock, plus cash in lieu of fractional shares of Triad’s common stock.

Triad’s Markets

Triad provides a broad range of general hospital healthcare services to patients in non-urban and mid-size markets located primarily in the southern, midwestern and western United States. As of July 25, 2007, Triad owned, leased or operated 50 hospitals in 17 states. In approximately 70% of its markets, Triad is one of three or fewer providers and in approximately 38% of its markets, Triad is the sole provider.

Through QHR, Triad’s separate contract management services and consulting subsidiary, Triad also provides consulting, education, intensive resource and management services to independent hospitals and hospital systems located primarily in non-urban areas throughout the United States.

Triad’s Selected Financial Data

The following selected consolidated financial data of Triad as of and for the years ended December 31, 2004, 2005 and 2006 should be read in conjunction with and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Triad’s Annual Reports on Form 10-K for the years ended December 31, 2004, 2005 and 2006, which are incorporated by reference in this prospectus, and Triad’s audited consolidated financial statements and related notes to the consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, which are incorporated by reference in this prospectus. The consolidated statement of operations data for the six month periods ended June 30, 2006 and June 30, 2007 have been derived from Triad’s unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. The consolidated balance sheet and statement of operations data as of and for the years ended December 31, 2002 and 2003 were derived from Triad’s audited consolidated financial statements, not included herein.

						Six Months Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
	(Dollars in millions)

Income Statement Data:
Revenues	$3,145.3	$3,550.6	$4,218.0	$4,747.3	$5,537.9	$2,747.3	$2,975.9

Salaries and benefits	1,319.2	1,446.0	1,695.4	1,940.2	2,233.1	1,111.4	1,230.6
Reimbursable expenses	54.7	51.6	51.1	51.1	49.7	26.0	24.6
Supplies	491.9	556.4	692.4	801.3	957.9	471.7	505.7
Other operating expenses	567.1	663.2	781.2	874.0	1,069.8	525.4	610.3
Provision for doubtful accounts	237.8	360.6	427.2	403.3	576.9	248.9	303.5
Depreciation	140.0	153.0	172.3	199.6	223.2	108.8	119.4
Amortization	6.0	5.8	6.3	6.3	6.6	3.6	3.9
Interest expense	135.6	133.7	113.7	110.6	115.3	57.6	53.9
Interest income	(1.7)	(2.7)	(2.6)	(9.0)	(20.0)	(10.2)	(5.7)
Refinancing transaction costs	—	39.9	76.0	8.4	—	—	—
ESOP expense	10.8	8.5	10.3	14.1	12.5	6.1	7.5
Litigation settlement	(10.4)	—	—	—	—	—	—
(Gain) Loss on sales of assets	(4.5)	(1.4)	—	(0.4)	(6.0)	(0.6)	0.4

Total operating costs and expenses	2,946.5	3,414.6	4,023.3	4,399.5	5,219.0	2,548.7	2,854.1

Income from continuing operations before minority interests, equity in earnings and income tax provision	198.8	136.0	194.7	347.8	318.9	198.6	121.8
Minority interests in earnings of consolidated entities	(6.0)	(0.3)	(1.4)	(11.5)	(22.0)	(10.0)	(12.8)
Equity in earnings of affiliates	21.7	25.4	20.5	35.0	43.5	19.8	23.6

Income from continuing operations before income tax provision	214.5	161.1	213.8	371.3	340.4	208.4	132.6
Income tax provision	(86.0)	(64.1)	(81.8)	(141.9)	(132.5)	(80.5)	(60.7)

Income from continuing operations	128.5	97.0	132.0	229.4	207.9	127.9	71.9
Income (loss) from discontinued operations, net of tax	13.0	(1.8)	59.0	(3.4)	14.4	15.3	(0.4)

Net income(a)	$141.5	$95.2	$191.0	$226.0	$222.3	$143.2	$71.5

Balance Sheet Data:
Working capital	$618.6	$593.3	$593.6	$958.6	$892.9	$940.5	$727.5
Property and equipment, net	1,767.1	2,023.0	2,264.0	2,584.2	2,940.2	2,769.6	3,169.0
Cash and cash equivalents	67.4	14.2	56.6	310.2	208.6	276.0	63.2
Total assets	4,381.6	4,735.4	4,981.4	5,736.9	6,233.8	5,997.5	6,379.2
Total debt	1,689.1	1,758.0	1,667.0	1,703.5	1,705.4	1,707.5	1,697.5
Other long-term obligations	314.7	419.2	501.0	598.1	721.8	645.5	713.1
Total stockholders’ equity	$1,954.5	$2,076.3	$2,343.3	$2,927.7	$3,226.4	$3,115.9	$3,336.3

(a)	Includes charges related to impairment of long-lived assets of discontinued operations of $7.5 million ($4.7 million after tax benefit) and $18.5 million ($12.4 million after tax benefit) for the years ended December 31, 2005 and 2003, respectively.

				Six Months Ended
	Year Ended December 31,			June 30,
	2004	2005	2006	2006	2007
	(Dollars in millions)

Consolidated Data:
Number of hospitals (at end of period)(a)	45	48	52	50	50
Licensed beds(b)	7,475	8,674	9,614	9,250	9,618
Beds in service(c)	6,766	7,773	8,314	8,183	8,356
Admissions(d)	296,542	316,963	349,491	174,344	179,717
Adjusted admissions(e)	506,334	538,635	596,061	295,935	310,098
Patient days(f)	1,380,089	1,484,104	1,643,495	826,582	843,709
Average length of stay (days)(g)	4.7	4.7	4.7	4.7.	4.7
Occupancy rate (beds in service)(h)	56.3%	52.0%	54.0%	55.8%	55.8%
Revenues	$4,218.0	$4,747.3	$5,537.9	$2,747.3	$2,975.9
Net inpatient revenues as a percentage of total revenues	52.7%	54.6%	54.5%	54.6%	53.1%
Net outpatient revenues as a percentage of total revenues	47.3%	45.4%	45.5%	45.4%	46.9%
Other Financial Data:
Capital expenditures	$436.0	$393.7	$461.8	$233.4	$350.1
Liquidity Data:
Net cash flows provided by operating activities	$358.1	$419.6	$303.4	$132.9	$215.8
Net cash flows used in investing activities	$(209.9)	$(584.5)	$(467.9)	$(189.7)	$(375.0)
Net cash flows provided by (used in) financing activities	$(105.8)	$418.5	$62.9	$22.6	$13.8

			Six Months Ended
	Year Ended December 31,		June 30,
	2005	2006	2006	2007
	(Dollars in millions)

Same-Store Data(i)
Admissions(d)	303,783	309,251	168,749	171,112
Adjusted admissions(e)	517,695	530,541	285,523	292,337
Patient days(f)	1,412,379	1,436,712	801,992	808,088
Average length of stay (days)(g)	4.7	4.7	4.8	4.7
Occupancy rate (beds in service)(h)	54.9%	55.2%	56.4%	56.5%
Net operating revenues	$4,575,600	$4,996,500	$2,680,300	$2,824,000
Income from operations	$475,000	$436,000	$257,100	$189,800
Depreciation and amortization	$200,600	$209,900	$108,300	$115,500
Minority interest in earnings	$10,400	$16,300	$10,200	$12,800

(a)	Number of hospitals excludes facilities designated as discontinued operations and facilities under construction. This table does not include any operating statistics for facilities designated as discontinued operations and non-consolidating joint ventures.

(b)	Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(c)	Beds in service are the number of beds that are readily available for patient use.

(d)	Admissions represent the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and are used by management and certain investors as a general measure of inpatient volume.

(e)	Adjusted admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Adjusted admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The adjusted admissions computation “adjusts” outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

(f)	Patient days represent the total number of days of care provided to inpatients.

(g)	Average length of stay represents the average number of days admitted patients stay in our hospitals.

(h)	Occupancy rate represents the percentage of hospital available beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

(i)	Includes acquired hospitals to the extent Triad operated them during comparable periods in both years.

The following tables summarize, for the periods indicated, selected operating data.

				Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
	(Expressed as a percentage of revenues)

Consolidated(a):
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses(b)	(88.0)	(85.5)	(87.6)	(86.2)	(89.4)
Depreciation and amortization	(4.3)	(4.3)	(4.2)	(4.1)	(4.1)
Minority interest in earnings	(0.0)	(0.2)	(0.4)	(0.4)	(0.4)

Income from operations	7.7	10.0	7.8	9.3	6.1
Interest expense, net	(2.6)	(2.2)	(1.7)	(1.7)	(1.6)

Income from continuing operations before income taxes	5.1	7.8	6.1	7.6	4.5
Provision for income taxes	(2.0)	(3.0)	(2.4)	(2.9)	(2.1)

Income from continuing operations	3.1	4.8	3.7	4.7	2.4
Income (Loss) on discontinued operations	1.4	(0.0)	0.3	0.5	0.0

Net income	4.5	4.8	4.0	5.2	2.4

	Year Ended		Six Months
	December 31,		Ended June 30,
	2005	2006	2007
	(Expressed in percentages)

Percentage increase from prior year(s):
Revenues	12.5	16.6	8.3
Admissions	6.9	10.3	3.1
Adjusted admissions(c)	6.4	10.7	4.8
Average length of stay	—	—	(1.0)
Same-store percentage increase from prior year(d):
Revenues	6.5	9.2	5.4
Admissions	0.7	1.8	1.4
Adjusted admissions(c):	0.2	2.5	2.4

(a)	Pursuant to Statement of Financial Accounting Standards, or SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” Triad has restated its prior period financial statements and statistical results to reflect the reclassification of discontinued operations.

(b)	Operating expenses include salaries and benefits, reimbursable expenses, supplies, other operating expenses, provision for doubtful accounts, refinancing transaction costs, ESOP expense, litigation settlement, gain on sales of assets, and equity in earning of affiliates.

(c)	Adjusted admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Adjusted admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The adjusted admissions computation “adjusts” outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

(d)	Includes acquired hospitals to the extent Triad operated them during comparable periods in both years.

MANAGEMENT

The following sets forth information regarding our executive officers (ages as of June 30, 2007). Each of our executive officers holds an identical position with CHS/Community Health Systems, Inc. and Community Health Systems Professional Services Corporation, two of our wholly owned subsidiaries:

Name	Age	Position

Wayne T. Smith	61	Chairman of the Board, President and Chief Executive Officer and Director (Class III)
W. Larry Cash	58	Executive Vice President, Chief Financial Officer and Director (Class I)
David L. Miller	58	Division President — Operations
Gary D. Newsome	49	Division President — Operations
Michael T. Portacci	49	Division President — Operations
William S. Hussey	58	Division President — Operations
Thomas D. Miller	49	Division President — Operations
Rachel A. Seifert	48	Senior Vice President, Secretary and General Counsel
T. Mark Buford	54	Vice President and Corporate Controller
Harvey Klein, M.D.	70	Director (Class I)
H. Mitchell Watson, Jr.	70	Director (Class I)
Dale F. Frey	74	Director (Class II)
John A. Fry	47	Director (Class II)
John A. Clerico	66	Director (Class III)
Julia B. North	60	Director (Class III)

Wayne T. Smith serves as Chairman, President and Chief Executive Officer. Mr. Smith joined us in January 1997 as President. In April 1997, we also named him our Chief Executive Officer and a member of the Board of Directors. In February 2001, he was elected Chairman of our Board of Directors. Prior to joining us, Mr. Smith spent 23 years at Humana, Inc., most recently as President and Chief Operating Officer, and as a director, from 1993 to mid-1996. He is currently a member of the Board of Directors of (i) Citadel Broadcasting Corporation, and serves on its audit committee, and (ii) Praxair, Inc., and serves on its compensation and governance and nominating committees. Mr. Smith is a member of the board of directors and a past chairman of the Federation of American Hospitals.

W. Larry Cash serves as Executive Vice President and Chief Financial Officer. Prior to joining Community Health Systems, he served as Vice President and Group Chief Financial Officer of Columbia/HCA Healthcare Corporation from September 1996 to August 1997. Prior to Columbia/HCA, Mr. Cash spent 23 years at Humana, Inc., most recently as Senior Vice President of Finance and Operations from 1993 to 1996. He is also a director of Cross Country Healthcare, Inc. and serves on its audit (chair) and compensation committees.

David L. Miller serves as Division President — Operations. Mr. D. Miller joined us in November 1997 as a Group Vice President, and presently manages hospitals in Alabama, Florida, Louisiana, North Carolina, South Carolina, Virginia and West Virginia. Prior to joining us, he served as a Divisional Vice President for Health Management Associates, Inc. from January 1996 to October 1997. From July 1994 to December 1995, Mr. D. Miller was the Chief Executive Officer of a facility owned by Health Management Associates, Inc.

Gary D. Newsome serves as Division President — Operations. Mr. Newsome joined us in February 1998 as Group Vice President, and presently manages hospitals in Illinois, Kentucky, New Jersey and Pennsylvania. Prior to joining us, he was a Divisional Vice President of Health Management Associates, Inc. From January 1995 to January 1996, Mr. Newsome served as Assistant Vice President/Operations and Group Operations Vice President responsible for certain facilities operated by Health Management Associates, Inc.

Michael T. Portacci serves as Division President — Operations. Mr. Portacci joined us in 1987 as a hospital administrator and became a Group Director in 1991. In 1994, he became Group Vice President, and presently manages hospitals in Arizona, California, Missouri, New Mexico, Texas, Utah and Wyoming.

William S. Hussey serves as Division President — Operations. Mr. Hussey joined us in June 2001 as a Group Assistant Vice President. In January 2003, he was promoted to Group Vice President to manage our acquisition of seven hospitals in West Tennessee, and in January 2004, he was promoted to Group Senior Vice President and assumed responsibility for additional hospitals. Mr. Hussey presently manages hospitals in Arkansas, Georgia, Kentucky and Tennessee. Prior to joining us, he served as President and CEO for a hospital facility in Ft. Myers, Florida (1998 to 2001). From 1992 to 1997, Mr. Hussey served as President — Tampa Bay Division, for Columbia/HCA Healthcare Corporation.

Thomas D. Miller serves as Division President — Operations. Mr. T. Miller joined the Company at the time of the Triad Merger and is assigned oversight responsibility for the Company’s facilities in Indiana, Kentucky, and Ohio. From 1998 until his promotion to his current position, Mr. T. Miller served as the president and chief executive officer of Lutheran Health Network in northeast Indiana, a system that includes five hospital facilities. For the ten years prior to 1998, he was with Hospital Corporation of America, in various, increasingly responsible positions of hospital and market leadership.

Rachel A. Seifert serves as Senior Vice President, Secretary and General Counsel. She joined us in January 1998 as Vice President, Secretary and General Counsel. From 1992 to 1997, she was Associate General Counsel of Columbia/HCA Healthcare Corporation and became Vice President — Legal Operations in 1994. Prior to joining Columbia/HCA in 1992, she was in private practice in Dallas, Texas.

T. Mark Buford, C.P.A., serves as Vice President and Corporate Controller. Mr. Buford has served as our Corporate Controller since 1986 and as Vice President since 1988.

Harvey Klein, M.D., has served as Attending Physician at the New York Hospital since 1992. Dr. Klein serves as the William S. Paley Professor of Clinical Medicine at Cornell University Medical College, a position he has held since 1992. He also has been a Member of the Board of Overseers of Weill Medical College of Cornell University since 1997. Dr. Klein is a member of the American Board of Internal Medicine and American Board of Internal Medicine, Gastroenterology.

H. Mitchell Watson, Jr., currently retired. From 1982 to 1989, Mr. Watson was a Vice President of IBM, serving from 1982 to 1986 as President, Systems Product Division, and from 1986 to 1989 as Vice President, Marketing. From 1989 to 1992, Mr. Watson was President and Chief Executive Officer of ROLM Company. Mr. Watson is a member of the Board of Directors of Praxair, Inc., and serves on its audit and compensation committee. Mr. Watson is chairman — emeritus of Helen Keller International and the Chairman of the Brevard Music Center.

Dale F. Frey, was elected as our Lead Director in February 2004. Mr. Frey is currently retired. From 1984 until 1997, Mr. Frey was the Chairman of the Board and President of General Electric Investment Corp. From 1980 to 1997, he was also Vice President of General Electric Company. Mr. Frey is also a director of Ambassadors Group, Inc., and K&F Industries Holdings, Inc.

John A. Fry, presently serves as President of Franklin & Marshall College. From 1995 to 2002, he was Executive Vice President of the University of Pennsylvania and served as the Chief Operating Officer of the University and as a member of the executive committee of the University of Pennsylvania Health System. Mr. Fry is a member of (i) the Board of Directors of Allied Security Holdings, LLC, and (ii) the Board of Trustees of Delaware Investments, with oversight responsibility for all of the portfolios in that mutual fund family.

John A. Clerico, has served as chairman and as a registered financial advisor of ChartMark Investments, Inc. since 2000. From 1992 to 2000, he served as an Executive Vice President and the Chief Financial Officer and a Director of Praxair, Inc. From 1983 until its spin-off of Praxair, Inc. in 1992, he served as an executive officer in various financial and accounting areas of Union Carbide Corporation. Mr. Clerico currently serves on the Board of Directors of (i) Educational Development Corporation, and on its audit and executive committees, and (ii) Global Industries, Ltd., and on its audit and finance (chair) committees.

Julia B. North, was appointed to our Board of Directors in December 2004. She is presently retired. Over the course of her career, Ms. North has served in many senior executive positions, including as President of Consumer Services for BellSouth Telecommunications from 1994 to 1997. After leaving BellSouth Telecommunications in 1997, she served as the President and CEO of VSI Enterprises, Inc. She currently serves on the Board of Directors of (i) Acuity Brands, Inc., and on its compensation and governance and nominating committees, and (ii) Simtrol Inc., and on its audit committee.

The executive officers named above were appointed by the Board of Directors to serve in such capacities until their respective successors have been duly appointed and qualified, or until their earlier death, resignation or removal from office.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Holdings owns 100% of the Issuer’s capital stock. The following table sets forth certain information with respect to the beneficial ownership of Holdings’ common stock at September 17, 2007, by: (1) each person or entity who owns of record or beneficially 5% or more of any class of Holdings’ voting securities; (2) each of our named executive officers and directors; and (3) all of our directors and named executive officers as a group. Except as noted below, the address for each of the directors and named executive officers is c/o CHS/Community Health Systems, Inc., 4000 Meridian Boulevard, Franklin, Tennessee 37067.

	Shares of Common Stock Beneficially Owned(1)
	Number of		Percentage
Name	Shares		of Class

5% Shareholders:
FMR Corp.	9,222,049	(2)	9.6%
TPG-Axon Management	6,234,000	(3)	6.5%
T. Rowe Price Associates, Inc.	4,962,422	(4)	5.1%
Directors:
John A. Clerico	57,000	(5)	*
Dale F. Frey	44,837	(6)	*
John A. Fry	32,000	(7)	*
Harvey Klein	42,000	(8)	*
Julia B. North	28,000	(9)	*
H. Mitchell Watson, Jr.	34,000	(10)	*
Wayne T. Smith	2,092,541	(11)	2.1%
W. Larry Cash	893,355	(12)	0.9%
Other Named Executive Officers:
David L. Miller	410,373	(13)	*
Gary D. Newsome	348,845	(14)	*
Michael T. Portacci	372,535	(15)	*
All Directors and Executive Officers as Group (15 persons)	4,998,669	(16)	5.0%

*	Represents less than 1%.

(1)	For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock when such person or persons has the right to acquire them within 60 days after September 17, 2007. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after September 17, 2007 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Shares beneficially owned are based on a Schedule 13G filed on February 14, 2007, by FMR Corp. The address of FMR Corp. is 82 Devonshire St., Boston, MA 02109.

(3)	Shares beneficially owned are based on a Schedule 13G filed on June 21, 2007, by TPG-Axon Management. The address of TPG-Axon Management is 888 Seventh Avenue 38th Floor, New York, NY 10019. These securities are owned by GPLLC, PartnersGP, TPG-Axon Domestic, TPG-Axon Offshore, Dinakar Singh and Singh LLC. For purposes of reporting requirements of the Exchange Act, TPG-Axon Management, as investment manager to TPG-Axon Domestic and TPG-Axon Offshore, has the power to direct the disposition and voting of the shares held by TPG-Axon Domestic and TPGAxon Offshore. PartnersGP is the general partner of TPG-Axon Domestic. GPLLC is the general partner of PartnersGP and TPG-Axon Management. Singh LLC is a Managing Member of GPLLC. Mr. Singh, an individual, is the Managing Member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by TPG-Axon Domestic and TPG-Axon Offshore. Mr. Singh and Eric Mandelblatt are Co-Chief Executive Officers of TPG-Axon Management.

(4)	Shares beneficially owned are based upon a Schedule 13G filed on February 13, 2007, by T. Rowe Price Associates, Inc. The address of T. Rowe Price Associates, Inc., is 100 East Pratt St., Baltimore, MD 21202. These securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5)	Includes 20,000 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(6)	Includes 15,000 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(7)	Includes 15,000 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(8)	Includes 25,000 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(9)	Includes 10,000 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(10)	Includes 15,000 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(11)	Includes 1,099,999 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(12)	Includes 559,999 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(13)	Includes 226,666 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(14)	Includes 226,666 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(15)	Includes 226,666 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

(16)	Includes 2,826,662 shares subject to options which are currently exercisable or exercisable within 60 days of September 17, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We employ Brad Cash, son of W. Larry Cash. In 2006, Brad Cash received compensation of $219,822, including relocation expense of $29,941, while sequentially serving as a Chief Financial Officer of two of our hospitals.

In 2005, CHS established Community Health Systems Foundation, a tax-exempt charitable foundation. One of the purposes of the Foundation is to match charitable contributions made by the Company’s directors and officers up to an aggregate maximum per year of $25,000 per individual. In 2006, the Company contributed $1.5 million to this foundation.

We believe each of the transactions or financial relationships were on terms as favorable as could have been obtained from unrelated third parties.

We had no loans outstanding during 2006 from us to any of our directors, nominees for director, executive officers, or any beneficial owners of 10% or more of our equity securities, or any family member of any of the foregoing.

We apply the following policy and procedure with respect to related person transactions. All such transactions are first referred to the General Counsel to determine if they are exempted or included under our written policy. If they are included, the transaction must be reviewed by the Audit and Compliance Committee to consider and determine whether the benefits of the relationship outweigh the potential conflicts inherent in such relationships and whether the transaction is otherwise in compliance with our Code of Conduct and other policies, including for example, the independence standards of the Governance Principles of the Board of Directors. Related person transactions are reviewed not less frequently than annually if they are to continue beyond the year in which the transaction is initiated. “Related person transaction” means those financial relationships involving us and any of our subsidiaries, on the one hand, and any person who is a director (or nominee) or an executive officer, any immediate family member of any of the foregoing persons, any person who is a direct or beneficial owner of 5% or more of our common stock (our only class of voting securities), or is employed by or in a principal position with such an owner, on the other hand. Exempted from related person transactions are those transactions in which the consideration in the transaction during a fiscal year is expected to be less than $120,000 (aggregating any transactions conducted as a series of transactions).

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Credit Facility

In connection with the acquisition of Triad, we entered into the New Credit Facility with a syndicate of financial institutions led by Credit Suisse, as administrative agent and collateral agent. The New Credit Facility provides for financing consisting of a $6,065 million funded term loan facility with a maturity of seven years, a $400 million delayed draw term loan facility with a maturity of seven years and a $750 million revolving credit facility with a maturity of six years. The revolving credit facility also includes a subfacility for letters of credit and a swingline subfacility. In addition, we are entitled, subject to obtaining lender commitments and meeting certain other conditions, to incur up to an additional $600 million term loans under the New Credit Facility.

The credit agreement requires us to make quarterly amortization payments of each term loan facility in quarterly amounts equal to 0.25% of the outstanding amount of the term loans, if any, with the outstanding principal balance payable on the anniversary of the credit agreement in 2014.

The term loan facility must be prepaid in an amount equal to (1) 100% of the net cash proceeds of certain asset sales and dispositions by Holdings and its subsidiaries, subject to certain exceptions and reinvestment rights, (2) 100% of the net cash proceeds of issuances of certain debt obligations by Holdings and its subsidiaries, subject to certain exceptions, and (3) 50%, subject to reduction to a lower percentage based on our leverage ratio, of excess cash flow for any year, commencing in 2008, subject to certain exceptions.

Voluntary prepayments and commitment reductions are permitted in whole or in part, without premium or penalty, subject to minimum prepayment or reduction requirements.

All of our obligations under the New Credit Facility are unconditionally guaranteed by Holdings and certain existing and subsequently acquired or organized domestic subsidiaries. All obligations under the New Credit Facility and the related guarantees are secured by a perfected first priority lien or security interest in substantially all of our assets and each subsidiary guarantor’s assets, including equity interests held by us or any subsidiary guarantor, excluding, among others, the equity interests of non-significant subsidiaries, syndication subsidiaries, securitization subsidiaries and joint venture subsidiaries.

The loans under the New Credit Facility bear interest on the outstanding unpaid principal amount at a rate equal to an applicable percentage plus, at our option, either (a) an alternative base rate determined by reference to the greater of (1) the prime rate announced by Credit Suisse and (2) the federal funds rate plus one-half of 1.0%, or (b) a reserve adjusted Eurodollar rate. The applicable percentage for term loans is 1.25% for alternative base rate loans and 2.25% for Eurodollar rate loans, and the applicable percentage for revolving loans will be up to 1.25% for alternative base rate revolving loans and up to 2.25% for Eurodollar revolving loans, in each case based on our leverage ratio. Loans under the swingline subfacility bear interest at the rate applicable to alternative base rate loans under the revolving credit facility.

We have agreed to pay letter of credit fees equal to the applicable percentage then in effect with respect to Eurodollar rate loans under the revolving credit facility times the maximum aggregate amount available to be drawn under all letters of credit issued under the subfacility for letters of credit. The issuer of any letter of credit issued under the subfacility for letters of credit will also receive a customary fronting fee and other customary processing charges. We are also obligated to pay commitment fees, depending on our total leverage ratio, of up to 0.50% per annum, on the unused portion of the revolving credit facility. For purposes of this calculation, swingline loans are not treated as usage of the revolving credit facility. We will also pay an annual administrative agent fee.

The credit agreement documentation contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting our and our subsidiaries’ ability to, among other things and subject to various exceptions, (1) declare dividends, make distributions or redeem or repurchase capital stock, (2) prepay, redeem or repurchase other debt, (3) incur liens or grant negative pledges, (4) make loans and investments and enter into acquisitions and joint ventures, (5) incur additional indebtedness, (6) make capital expenditures, (7) engage in mergers, acquisitions and asset sales, (8) conduct transactions with affiliates, (9) alter the nature of our businesses, or (10) change our fiscal year. We and our subsidiaries are also required to comply with specified financial covenants (consisting of a leverage ratio and an interest coverage ratio) and various affirmative covenants.

Events of default under the credit agreement include, but are not be limited to, (1) our failure to pay principal, interest, fees or other amounts under the credit agreement when due (taking into account any applicable grace period), (2) any representation or warranty proving to have been materially incorrect when made, (3) covenant defaults subject, with respect to certain covenants, to a grace period, (4) bankruptcy events, (5) a cross default to certain other debt, (6) certain undischarged judgments (not paid within an applicable grace period), (7) a change of control, (8) certain ERISA-related defaults, and (9) the invalidity or impairment of specified security interests.

DESCRIPTION OF THE EXCHANGE NOTES

CHS/Community Health Systems, Inc. will issue $3,021 million aggregate principal amount of 8 7/8% Exchange Notes due 2015 (the “Notes”) under an Indenture (the “Indenture”) among itself, the Guarantors and U.S. Bank National Association, as Trustee. Except as set forth herein, the terms of the Notes will be substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading ‘‘— Certain Definitions.” In this description the word “Company,” “we” and “our” refers only to CHS/Community Health Systems, Inc. and not to any of its Subsidiaries.

The following description is only a summary of the material provisions of the Indenture and the Registration Rights Agreement. We urge you to read the Indenture and the Registration Rights Agreement because they, not this description, define your rights as holders of these Notes.

Brief Description of the Notes

These Notes:

•	are unsecured senior obligations of the Company;

•	are senior in right of payment to any future Subordinated Obligations of the Company; and

•	are guaranteed by each Guarantor on an unsecured senior basis.

Principal, Maturity and Interest

The Company will issue the Notes initially with a maximum aggregate principal amount of $3,021 million. The Company will issue the Notes in minimum denominations of $2,000 and any greater integral multiple of $1,000. The Notes will mature on July 15, 2015. Subject to our compliance with the covenant described under the subheading “— Certain Covenants — Limitation on Indebtedness,” we are permitted to issue more Notes from time to time. The Notes offered by the Company and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to “Notes” include any additional Notes actually issued.

Interest on the Notes will accrue at the rate of 8 7/8% per annum and will be payable semiannually in arrears on January 15 and July 15, commencing on January 15, 2008. We will make each interest payment to the Holders of record of the Notes on the immediately preceding January 1 and July 1. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on the Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

Optional Redemption

Except as set forth below, we will not be entitled to redeem the Notes at our option prior to July 15, 2011.

On and after July 15, 2011, we will be entitled at our option to redeem all or a portion of the 2015 Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of

Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

Redemption
Period	Price

2011	104.438%
2012	102.219%
2013 and thereafter	100.000%

In addition, any time prior to July 15, 2010, we will be entitled at our option on one or more occasions to redeem the Notes (which includes additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 108.875%, plus accrued and unpaid interest to the redemption date, with the Net Cash Proceeds from one or more Public Equity Offerings (provided that if the Public Equity Offering is an offering by Parent, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company); provided, however, that

(1) at least 65% of such aggregate principal amount of Notes originally issued remains outstanding immediately after the occurrence of each such redemption (other than the Notes held, directly or indirectly, by the Company or its Subsidiaries); and

(2) each such redemption occurs within 90 days after the date of the related Public Equity Offering.

We are entitled at our option to redeem the Notes, in whole or in part, at any time prior to July 15, 2011, upon not less than 30 or more than 60 days notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the applicable redemption date.

Selection and Notice of Redemption

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable.

We will redeem Notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancelation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “— Change of Control” and “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Guaranties

Parent and the Subsidiary Guarantors will jointly and severally guarantee, on a senior unsecured basis, our obligations under these Notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to the Notes.”

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guaranty will be entitled upon payment in full of all guarantied obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guaranty could be reduced to zero. See “Risk Factors — Risks Related to the Notes.”

Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “— Certain Covenants — Merger and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that in the case of the consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not Parent, the Company or a Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or a Restricted Subsidiary of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary or at any time as such Subsidiary Guarantor is no longer a Restricted Subsidiary;

(2) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “— Certain Covenants — Future Subsidiary Guarantors”; or

(3) if we exercise our legal defeasance option or our covenant defeasance option as described under “— Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

The Parent Guaranty of the Parent Guarantor will be released if we exercise our legal defeasance option or our covenant defeasance option as described under “— Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Ranking

Senior Indebtedness versus Notes

The indebtedness evidenced by these Notes and the Guaranties will be unsecured and will rank pari passu in right of payment to the Senior Indebtedness of the Company and the Guarantors, as the case may be. The Notes will be guaranteed by the Guarantors.

As of June 30, 2007, after giving pro forma effect to the Transactions:

(1) the Company’s Senior Indebtedness would have been approximately $9,154 million, including $6,133 million of secured indebtedness; and

(2) the total liabilities, including trade payables of the Guarantors would have been approximately $10,186 million, including $6,133 million of secured indebtedness. Virtually all of the Senior Indebtedness of the Guarantors consists of their respective guaranties of Senior Indebtedness of the Company under the Credit Agreement and with respect to the Notes.

The Notes are unsecured obligations of the Company. Secured debt and other secured obligations of the Company (including obligations with respect to the Credit Agreement) will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Notes

(1) All of our operations is conducted through our Subsidiaries. Some of our Subsidiaries are not Guaranteeing the Notes, and, as described above under “— Guaranties,” Subsidiary Guaranties may be released under certain circumstances. In addition, our future Subsidiaries may not be required to guarantee the Notes. Claims of creditors of such non-guarantor Subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries, generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of our creditors, including holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

(2) As of June 30, 2007, the total liabilities of our Subsidiaries (other than the Subsidiary Guarantors) were approximately $1,397 million, including trade payables. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “— Certain Covenants — Limitation on Indebtedness.”

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Transfer Restrictions,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Transfer Restrictions.”

Exchanges Among Global Notes

Beneficial interests in the Temporary Regulation S Global Note may be exchanged for beneficial interests in the Permanent Regulation S Global Note or the Rule 144A Global Note or the IAI Global Note only after the expiration of the Distribution Compliance Period and then only upon certification in form reasonably satisfactory to the Trustee that, among other things, (i) beneficial ownership interests in such Temporary Regulation S Note are owned by or being transferred to either non-U.S. persons or U.S. persons who purchased such interests in a transaction that did not require registration under the Securities Act and (ii) in the case of an exchange for an interest in an IAI Global Note, the interest in the Temporary Regulation S Global Note is being transferred to an “accredited investor” under the Securities Act that is an institutional “accredited investor” acquiring the securities for its own account or for the account of an institutional “accredited investor.”

Beneficial interest in a Rule 144A Global Note or an IAI Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144.

Beneficial interest in the Rule 144A Global Note may be exchanged for a beneficial interest in the IAI Global Note only upon certification in a form reasonably satisfactory to the Trustee that, among other things,

(i) the beneficial interest in such Rule 144A Global Note is being transferred to an “accredited investor” under the Securities Act that is an institutional “accredited investor” acquiring the securities for its own account or for the account of an institutional “accredited investor” and (ii) such transfer is being made in accordance with all applicable securities laws of the States of the United States and other jurisdictions. Beneficial interest in the IAI Global Note may be exchanged for a beneficial interest in the Rule 144A Global Note only upon certification in a form reasonably satisfactory to the Trustee that, among other things, such interest is being transferred in a transaction in accordance with Rule 144A.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes, the IAI Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect the changes in the principal amounts of the Regulation S Global Note, the IAI Global Note and the Rule 144A Global Note, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest.

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTALsm market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) of “beneficial ownership” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company or Parent;

(2) individuals who on the Issue Date constituted the Board of Directors or the Parent Board (together with any new directors whose election by such Board of Directors or the Parent Board or whose nomination for election by the shareholders of the Company or Parent, as the case may be, was approved by a vote of a majority of the directors of the Company or Parent, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors or the Parent Board then in office; and

(3) the merger or consolidation of Parent or the Company with or into another Person or the merger of another Person with or into Parent or the Company, or the sale of all or substantially all the assets of Parent or the Company (determined on a consolidated basis) to another Person other than a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent or the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes.

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent and the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. Neither Parent nor the Company has the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “— Certain Covenants — Limitation on Indebtedness,” “— Limitation on Liens” and “— Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

The Credit Agreement will prohibit us from purchasing any Notes and will also provide that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when we are prohibited from purchasing Notes, we may seek the consent of our lenders to the purchase of Notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. We cannot assure you that we will have sufficient funds available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of Parent or the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of Parent or the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.0 to 1.0.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness of the Company and the Subsidiary Guarantors pursuant to Credit Facilities; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and clause (13) below and then outstanding does not exceed $7,815 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock”;

(2) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness and such Indebtedness is held by a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness and such

Indebtedness is held by a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guaranty;

(3) the Notes and the Exchange Notes (other than any Additional Notes);

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant or the Consolidated Coverage Ratio would be higher after giving pro forma effect to such acquisition;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7) Hedging Obligations;

(8) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10) Indebtedness consisting of the Guaranty of a Subsidiary Guarantor of Indebtedness Incurred pursuant to this covenant (other than Indebtedness Incurred pursuant to clauses (5) and (14) of this paragraph or Refinancing Indebtedness Incurred pursuant to clause (6) of this paragraph to the extent such Refinancing Indebtedness Refinances Indebtedness Incurred pursuant to such clause (5)); provided, however, that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the Guarantee thereof shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness being Guaranteed;

(11) Purchase Money Indebtedness and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (11) and then outstanding, does not exceed 4.0% of Total Assets;

(12) Physician Support Obligations incurred by the Company or any Restricted Subsidiary;

(13) Indebtedness Incurred by a Receivables Subsidiary pursuant to a Qualified Receivables Transaction; provided, however, that, at the time of such Incurrence, the Company would have been entitled to Incur an equal amount of Indebtedness pursuant to clause (1) above;

(14) Non-Recourse Indebtedness of Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Non-Recourse Indebtedness of Restricted Subsidiaries Incurred pursuant to this clause (14) and then outstanding does not exceed 5% of Consolidated Tangible Assets;

(15) the Incurrence by the Company or any Guarantor of Indebtedness to the extent that the net proceeds thereof are promptly deposited to fully defease or fully satisfy and discharge the notes; and

(16) Indebtedness of the Company or the Subsidiary Guarantors in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Subsidiary Guarantors Incurred pursuant to this clause (16) and then outstanding does not exceed $600 million.

(c) For purposes of determining compliance with this covenant:

(1) any Indebtedness remaining outstanding under the Credit Agreement after the application of the net proceeds from the sale of the Notes will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses or paragraph (a) above;

(3) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

(4) in the case of any Indebtedness initially Incurred pursuant to clause (b)(11), (b)(14) or (b)(16) above, the Company will be entitled, in its sole discretion, to later reclassify all or any portion of such Indebtedness as having been Incurred under any other clause above or paragraph (a) as long as, at the time of such reclassification, such Indebtedness (or portion thereof) would be permitted to be Incurred pursuant to such other clause or paragraph.

(d) For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent, determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars, covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) 100% of the aggregate Net Cash Proceeds and the fair market value, as determined in good faith by the Board of Directors of the Company, of other property received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution and the fair market value, as determined in good faith by the Board of Directors of the Company, of other property received by the Company from its shareholders subsequent to the Issue Date; plus

(C) 100% of the aggregate Net Cash Proceeds and the fair market value, as determined in good faith by the Board of Directors of the Company, of other property received by the Company from the Incurrence of Indebtedness to the extent such Indebtedness is converted or exchanged for Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an Incurrence to a Subsidiary of the Company and other than an Incurrence to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees)(less the amount of any cash distributed by the Company upon such conversion or exchange); plus

(D) an amount equal to the sum of (x) the aggregate amount received by the Company or its Restricted Subsidiaries after the Issue Date resulting from repurchases, repayments or redemptions of Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Subordinated Obligations of such Person which is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant or the redemption, repurchase or retirement of Subordinated Obligations, if at the date of any irrevocable redemption notice such payment would have complied with this covenant; provided, however, that the payment of such dividend or payment of Subordinated Obligations shall be included in the calculation of the amount of Restricted Payments;

(4) so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition of shares of Capital Stock of Parent, the Company or any of its Subsidiaries from consultants, former consultants, employees, former employees, directors or former directors of Parent, the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancelation of Indebtedness) shall not exceed $30 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Capital Stock of the Company and, to the extent contributed to the Company, Capital Stock of Parent, in each case to employees, directors or consultants of Parent, the Company or any of its Restricted Subsidiaries, that occurs after the Issue Date plus (B) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries, or by Parent to the extent contributed to the Company, after the Issue Date (provided that the Company shall be entitled to elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year) less (C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4); provided further, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(5) the declaration and payments of dividends on Disqualified Stock issued pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that, at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options or warrants if such Capital Stock represents a portion of the exercise price of such options or warrants; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8) in the event of a Change of Control or Asset Disposition, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Disqualified Stock of Parent, the Company or any Restricted Subsidiary; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control or an offer to purchase Notes with the Net Cash Proceeds of an Asset Disposition and has repurchased all Notes validly tendered and not withdrawn in connection with such offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be excluded in the calculation of the amount of Restricted Payments;

(9) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10) Restricted Payments made by or in connection with the sale, disposition, transfer, dividend, distribution, contribution or other disposition of assets, other than cash or Temporary Cash Investments, in an amount which, when taken together with all Restricted Payments previously made pursuant to this clause (10), does not exceed 5% of Consolidated Tangible Assets; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom), (B) at the time of and after giving effect to each such Restricted Payment, the Company is entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness” and (C) the amount of Restricted Payments made pursuant to this clause (10) shall be excluded in the calculation of the amount of Restricted Payments;

(11) the declaration and payment of dividends to, or the making of loans to the Parent in amounts required for such Person to pay, without duplication: (A) franchise taxes and other fees, taxes and expenses required to maintain its corporate existence; (B) income taxes to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from the Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of the Unrestricted Subsidiaries; (C) customary salary, bonus, severance, indemnification obligations and other benefits payable to officers and employees of Parent; (D) general corporate overhead and operating expenses for Parent; and (E) reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering or other financing transaction by Parent; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(12) distributions of Investments in Unrestricted Subsidiaries; provided, however, that such distributions shall be excluded in the calculation of the amount of Restricted Payments;

(13) payments in connection with a Qualified Receivables Transaction; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments; or

(14) Restricted Payments in an amount which, when taken together with all Restricted Payments previously made pursuant to this clause (14) does not exceed $300 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) the amount of Restricted Payments made pursuant to this clause (14) shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including the Credit Agreement in effect on the Issue Date;

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D) any encumbrance or restriction included in contracts for the sale of assets, including any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E) any encumbrance or restriction pursuant to the terms of any agreement entered into by a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided, however, that such encumbrance or restriction applies only to such Receivables Subsidiary;

(F) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(G) any encumbrance or restriction pursuant to the terms of any agreement or instrument relating to any Indebtedness of a Restricted Subsidiary permitted to be Incurred subsequent to the Issue Date pursuant to the covenant described under “— Limitation on Indebtedness” (i) if such encumbrance and restriction contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of Notes than the encumbrances and restrictions contained in the Credit Agreement on the Issue Date (as determined in good faith by the Company) or (ii) if the encumbrances and restrictions are not materially more disadvantageous to the holders of Notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines that such encumbrance or restriction will not adversely affect the Company’s ability to make principal and interest payments on the Notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness;

(H) any encumbrance or restriction pursuant to the terms of any agreement or instrument relating to any Indebtedness of Subsidiary Guarantors or Foreign Subsidiaries to the extent such Indebtedness is permitted to be Incurred pursuant to an agreement entered into subsequent to the Issue Date pursuant to the covenant described under “— Limitation on Indebtedness”;

(I) any encumbrance or restriction pursuant to customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(J) applicable law or any applicable rule, regulation or order; and

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; and

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages.

Limitation on Sales of Assets and Subsidiary Stock

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Company, of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or of a Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or a Subsidiary of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders of the Notes (and to holders of other Senior Indebtedness of the Company or of a Subsidiary Guarantor designated by the Company) to purchase Notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased, although such requirement to retire Indebtedness and reduce loan commitments shall not be deemed to prohibit the Company and the Restricted Subsidiaries from thereafter Incurring Indebtedness otherwise permitted by the covenant described under “— Limitation on Indebtedness”; provided, however, that, in the case of clause (B) above, a binding commitment shall be treated as a permitted application of the Net Available Cash from the date of such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”); provided further that if any Acceptable Commitment is later canceled or terminated for any reason before such Net Available Cash is applied, then such Net Available Cash shall be applied pursuant to clause (C) above.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $100 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash may be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness or in any other manner permitted by the Indenture.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption or discharge of Indebtedness or other liabilities of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2) securities or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the Asset Disposition, to the extent of the cash received in that conversion;

(3) Additional Assets; and

(4) any Designated Noncash Consideration received by the Company or any Restricted Subsidiary in such Asset Disposition having an aggregate fair market value (as determined in good faith by the Board of Directors), taken together with all other Designated Noncash Consideration received pursuant to this clause) that is at that time outstanding, not to exceed the greater of (x) $250 million and (y) an amount equal to 3% of Total Assets on the date on which such Designated Noncash Consideration is received (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value).

(b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Indebtedness of the Company or of a Subsidiary Guarantor) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness of the Company or of a Subsidiary Guarantor) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness, such other price, not to exceed 100%, as may be provided for by the terms of such other Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $2,000 principal amount or any greater integral multiple of $1,000. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness of the Company or of a Subsidiary Guarantor) pursuant to this covenant if the Net Available Cash available therefor is less than $50 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate consideration in excess of $5.0 million unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $25 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of the Company disinterested with respect to such Affiliate Transaction, if any, have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3) if such Affiliate Transaction involves an amount in excess of $75 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Permitted Investment (other than a Permitted Investment described in clauses (1), (2) or (15) of the definition thereof) or Restricted Payment (but, in the case of a Restricted Payment, only to the extent (i) included in the calculation of the amount of Restricted Payments made pursuant to paragraph (a)(3) of, or (ii) made pursuant to clauses (4) through (14) of paragraph (b) of, the covenant described under “— Limitation on Restricted Payments”);

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans, or indemnities provided on behalf of employees or directors approved by the Board of Directors or senior management of the Company;

(3) loans or advances to employees in the ordinary course of business consistent with past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $25 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(5) any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(7) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors or the senior management of the Company, or are no less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate;

(8) any agreement as in effect on the Issue Date or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or the Restricted Subsidiaries in any material respect) and the transactions evidenced thereby; and

(9) any transaction with a Receivables Subsidiary pursuant to a Qualified Receivables Transaction.

Limitation on Line of Business

The Company will not, and will not permit any Restricted Subsidiary, to engage in any business other than a Related Business, except to the extent as would not be material to the Company and its Subsidiaries taken as a whole.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “— Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under “— Limitation on Liens”;

(2) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors) of such property; and

(3) the Company applies the proceeds of such transaction in compliance with the covenant described under “— Limitation on Sale of Assets and Subsidiary Stock.”

Merger and Consolidation

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, (A) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness” or (B) the Consolidated Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that clauses (2) and (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Capital Stock of the Company is distributed to any Person) or to another Restricted Subsidiary or (B) the Company merging with an Affiliate of the Company solely for the purpose of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from all obligations under the Indenture and to pay the principal of and interest on the Notes.

(b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty; provided, however, that the foregoing shall not apply in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or a Subsidiary of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture;

provided, however, that clause (2) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to a Subsidiary Guarantor (so long as no Capital Stock of the Subsidiary Guarantor is distributed to any Person) or to another Restricted Subsidiary or (B) a Subsidiary Guarantor merging with an Affiliate of the Company solely for the purpose of reincorporating the Subsidiary Guarantor in another jurisdiction.

(c) Parent will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) the resulting, surviving or transferee Person (if not Parent) shall be a Person organized and existing under the laws of the jurisdiction under which Parent was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of Parent, if any, under the Parent Guaranty;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture;

provided, however, that clause (2) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to Parent (so long as no Capital Stock of Parent is distributed to any Person) or to another Restricted Subsidiary or (B) Parent merging with an Affiliate of the Company solely for the purpose of reincorporating Parent in another jurisdiction.

Future Guarantors

The Company will cause each Domestic Restricted Subsidiary that Incurs any Indebtedness (other than Indebtedness permitted to be Incurred pursuant to clause (2), (7), (8), (9), (12), (13) or (14) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”) to, and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness (other than Indebtedness permitted to be Incurred pursuant to clause (2), (7), (8), (9), (12), (13) or (14) of paragraph (b) of the covenant described under “— Limitation on Indebtedness” and other than a Foreign Subsidiary that Guarantees Senior Indebtedness Incurred by another Foreign Subsidiary) to, in each case, within 10 Business Days, execute and deliver to the Trustee a Guaranty

Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

SEC Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC subject to the next sentence and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If, at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

In addition, at any time that Parent holds no material assets other than cash, Temporary Cash Investments and the Capital Stock of the Company or any other direct or indirect intermediate holding company parent of the Company (and performs the related incidental activities associated with such ownership) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of the Company, be filed by and be those of Parent rather than of the Company; provided, however, that the issuance by Parent of any Indebtedness or Capital Stock shall not be deemed to prevent the Company from exercising its option described in this paragraph to file and furnish reports, information and other documents of Parent to satisfy the requirements of this covenant.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of a shelf registration statement relating to the registration of the Notes under the Securities Act (as described under “— Registered Exchange Offer; Registration Rights”) by the filing with the SEC of an exchange offer registration statement or a shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act within the time periods and in accordance with the other provisions of the Registration Rights Agreement.

Defaults

Each of the following is an Event of Default:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company or Parent to comply with its obligations under “— Certain Covenants — Merger and Consolidation” above;

(4) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(5) Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $100 million (the “cross acceleration provision”);

(6) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”);

(7) any judgment or decree for the payment of money in excess of $100 million (other than a judgment or decree covered by indemnities or insurance policies issued be reputable and creditworthy companies to the extent coverage has not been disclaimed) is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(8) any Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Guaranty) or any Guarantor denies or disaffirms its obligations under its Guaranty.

However, a default under clause (4) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

In the event of any Event of Default under the cross acceleration provision, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 Business Days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

In the event that the Company or any of its Restricted Subsidiaries had previously taken an action (or failed to take an action) that was prohibited (or required) by the Indenture solely because of the continuance of a Default (the “Initial Default”), then upon the cure or waiver of the Initial Default, any Default or Event of Default arising from the taking of such action (or failure to take such action) and all consequences thereof (excluding any resulting payment Default, other than as a result of acceleration of the Notes) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or change the Stated Maturity of any Note;

(4) change the provisions applicable to the redemption of any Note as described under “— Optional Redemption” above;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in the amendment provisions that require each holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

(9) make any change in, or release other than in accordance with the Indenture or any Guaranty that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, the Guarantors and Trustee may amend the Indenture:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company or any Guarantor under the Indenture;

(3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the Notes, including any Subsidiary Guaranties, or to secure the Notes;

(5) to add to the covenants of the Company or any Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any holder of the Notes;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8) to conform the text of the Indenture, the Notes and the Subsidiary Guaranties to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes and the Guaranties; or

(9) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under “— Change of Control” and under the covenants described under “— Certain Covenants” (other than the covenant described under “— Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and Guarantors and the judgment default provision described under “— Defaults” above and the limitation contained in clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6) (with respect only to Significant Subsidiaries and Subsidiary Guarantors) or (7) or (9) under ‘‘— Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guaranty.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

U.S. Bank National Association is to be the Trustee under the Indenture. We have appointed U.S. Bank National Association as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor will have any liability for any obligations of the Company or any Guarantor under the Notes, any Guaranty or the

Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1) any property, plant or equipment or other assets or capital expenditures used in a Related Business or that replace the assets that were the subject of the Asset Disposition;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business or replaces the assets that were the subject of the Asset Disposition.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means with respect to any Note on any applicable redemption date, the excess of: (a) the present value at such redemption date of (i) the redemption price at July 15, 2011 (such redemption price being set forth under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the Notes through July 15, 2011 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the Notes.

“Asset Disposition” means any sale, lease, transfer or other voluntary disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B) for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, (x) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof, including the exclusion for Permitted Investments) and that is not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and (y) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “— Certain Covenants — Merger and Consolidation” or any disposition that constitutes a Change of Control;

(C) a disposition of assets with a fair market value of less than $75.0 million;

(D) a disposition of cash or Temporary Cash Investments;

(E) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(F) (F) a Hospital Swap;

(G) long-term leases of Hospitals to another Person; provided that the aggregate book value of the properties subject to such leases at any one time outstanding does not exceed 10% of the Total Assets at the time any such lease is entered into;

(H) a disposition of property no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(I) a disposition of Capital Stock, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(J) foreclosures on assets or transfers by reason of eminent domain;

(K) a disposition of an account receivable in connection with the collection or compromise thereof; and

(L) sales of accounts receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” to or by a Receivables Subsidiary for the fair market value thereof or the creation of a Lien on any such accounts receivable or related assets in connection with a Qualified Receivables Transaction.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “— Certain Covenants — Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(3) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness (but excluding any Indebtedness Incurred on or after such date of determination under paragraph (b) of the covenant described under “— Limitation on Indebtedness”) as if such Indebtedness had been Incurred on the first day of such period;

(4) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(5) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(6) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(7) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Consolidated Current Liabilities” as of the date of determination means the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated basis, after eliminating:

(1) all intercompany items between the Company and any Restricted Subsidiary; and

(2) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication (but excluding, in each case amortization of deferred financing fees, any loss on early extinguishment of Indebtedness and any fees related to a Qualified Receivables Transaction):

(1) interest expense attributable to Capital Lease Obligations;

(2) amortization of debt discount;

(3) capitalized interest;

(4) non-cash interest expense (other than imputed interest as a result of purchase accounting);

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to Hedging Obligations;

(7) dividends paid in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case, held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company);

(8) interest incurred in connection with Investments in discontinued operations;

(9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

“Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent actually funded with cash;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income to the extent actually funded in cash;

(4) any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary, unusual or nonrecurring gains, losses, costs, charges or expenses (including severance, relocation, transition and other restructuring costs and litigation settlements or losses);

(6) the cumulative effect of a change in accounting principles;

(7) non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs;

(8) any net after-tax gains or losses and all fees and expenses or charges relating thereto attributable to the early extinguishment of Indebtedness;

(9) the effect of any non-cash items resulting from any amortization, write-up, write-down or write-off of assets (including intangible assets, goodwill and deferred financing costs in connection with the Transactions or any future acquisition, disposition, merger, consolidation or similar transaction or any other non-cash impairment charges incurred subsequent to the Issue Date resulting from the application at SFAS Nos. 141, 142 or 144 (excluding any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed);

(10) any net gain or loss resulting from Hedging Obligations (including pursuant to the application of SFAS No. 133); and

(11) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Consolidated Tangible Assets” as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

(1) minority interests in consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;

(2) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

(3) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

(4) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(5) treasury stock;

(6) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(7) Investments in and assets of Unrestricted Subsidiaries.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means the Credit Agreement to be entered into by and among, Parent, the Company, certain of its Subsidiaries identified therein as guarantors, the lenders from time to time thereto, Credit Suisse, as Administrative Agent and collateral agent, together with the related documents thereto (including the term loans and revolving loans thereunder, any letters of credit and reimbursement obligations related thereto, any guarantees and security documents), as amended, extended, renewed, restated, refunded, replaced, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any one or more other agreements (and related documents) governing Indebtedness, including indentures, incurred to Refinance, substitute, supplement, replace or add to (including increasing the amount available for borrowing or adding or removing any Person as a borrower, issuer or guarantor thereunder), in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or one or more successors to the Credit Agreement or one or more new credit agreements.

“Credit Facilities” means one or more debt facilities (including the Credit Agreement and indentures or debt securities) or commercial paper facilities, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term debt, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), debt securities or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, including any refunding, replacement or refinancing thereof through the issuance of debt securities.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is designated as Designated Noncash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash or cash equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Noncash Consideration.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the date which is 91 days after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable in terms of price to the holders of such Capital Stock than the terms applicable to the Notes and described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and ‘‘— Certain Covenants — Change of Control”; and

(2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary other than a Foreign Subsidiary.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period);

(4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) less all non-cash items of income of the Company and its consolidated Restricted Subsidiaries (other than accruals of revenue by the Company and its consolidated Restricted Subsidiaries in the ordinary course of business); and

(5) fees related to a Qualified Receivables Transaction;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia or any Subsidiary of such Person.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board; and

(3) such other statements by such other entity as approved by a significant segment of the accounting profession.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means Parent and each Subsidiary Guarantor, as applicable.

“Guaranty” means the Parent Guaranty and each Subsidiary Guaranty, as applicable.

“Guaranty Agreement” means a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor or a successor to Parent guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement or agreement intended to hedge against fluctuations in commodity prices.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Hospital” means a hospital, outpatient clinic, outpatient surgical center, long-term care facility, medical office building or other facility or business that is used or useful in or related to the provision of healthcare services.

“Hospital Swap” means an exchange of assets and, to the extent necessary to equalize the value of the assets being exchanged, cash by the Company or a Restricted Subsidiary for one or more Hospitals and/or one or more Related Businesses, or for 100% of the Capital Stock of any Person owning or operating one or more Hospitals and/or one or more Related Businesses; provided that cash does not exceed 30% of the sum of the amount of the cash and the fair market value of the Capital Stock or assets received or given by the Company or a Restricted Subsidiary in such transaction. Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may consummate two Hospital Swaps in any 12-month period without regard to the requirements of the proviso in the previous sentence.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “— Certain Covenants — Limitation on Indebtedness” and “— Certain Covenants — Limitation on Liens”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness or Liens.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, (A) in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter and (B) the term “Indebtedness” will exclude Contingent Obligations Incurred in the ordinary course of business and not in respect of Indebtedness.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person, in each case by any other Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Issue Date” means the date on which the Notes are originally issued.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Indebtedness” of a Person means Indebtedness:

(1) as to which neither the Company nor any Subsidiary Guarantor:

(A) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

(B) is directly or indirectly liable as a guarantor or otherwise; or

(C) constitutes the lender; and

(2) no default with respect to which would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any Subsidiary Guarantor to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent” means Community Health Systems, Inc., a Delaware corporation, and its successors or any other direct or indirect parent of the Company.

“Parent Board” means the Board of Directors of Parent or any committee thereof duly authorized to act on behalf of such Board.

“Parent Guaranty” means the Guarantee by Parent of the Company’s obligations with respect to the Notes.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(2) another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

(3) cash and Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary, but in any event not to exceed $25 million in the aggregate outstanding at any one time;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for (i) an Asset Disposition as permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” or (ii) a disposition of assets not constituting an Asset Disposition;

(9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “— Certain Covenants — Limitation on Indebtedness”;

(12) any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(13) (a) any Investment in any captive insurance subsidiary in existence on the Issue Date or (b) in event the Company or a Restricted Subsidiary shall establish a Subsidiary for the purpose of insuring the healthcare business or facilities owned or operated by the Company, any Subsidiary or any physician employed by or on the medical staff of any such business or facility (the “Insurance Subsidiary”), Investments in an amount that do not exceed 125% of the minimum amount of capital required under the laws of the jurisdiction in which the Insurance Subsidiary is formed (other than any excess capital that would result in any unfavorable tax or reimbursement impact if distributed), and any Investment by such Insurance Subsidiary that is a legal investment for an insurance company under the laws of the jurisdiction in which the Insurance Subsidiary is formed and made in the ordinary course of business and rated in one of the four highest rating categories;

(14) Physician Support Obligations incurred by the Company or any Restricted Subsidiary;

(15) Investments made in connection with Hospital Swaps;

(16) any Investment by the Company or a Restricted Subsidiary in a Receivables Subsidiary, or any Investment by a Receivables Subsidiary in another Person, in each case in connection with a Qualified Receivables Transaction;

(17) Investments the payment for which consists of Capital Stock of the Company or Parent (other than Disqualified Stock);

(18) the Incurrence of Guarantees of Indebtedness not prohibited by the covenant described under “— Limitation on Indebtedness” and performance guarantees;

(19) Investments consisting of earnest money deposits required in connection a purchase agreement or other acquisition; and

(20) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (20) and outstanding on the date such Investment is made, do not exceed 5% of the Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) above and shall not be included as having been made pursuant to this clause (20).

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7) Liens to secure Indebtedness permitted under the provisions described in clause (b)(1) and (b)(16) under “— Certain Covenants — Limitation on Indebtedness”;

(8) Liens existing on the Issue Date;

(9) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such

Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(12) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the Indenture;

(13) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9), (10) or (15); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9), (10) or (15) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(14) Liens on accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” Incurred in connection with a Qualified Receivables Transaction; and

(15) Liens Incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Indebtedness”; provided, however, that at the time of Incurrence and after giving pro forma effect thereto, the ratio of (x) the aggregate amount of Secured Indebtedness as of such date of determination to (y) EBITDA (determined on a pro forma basis consistent with the calculation of Consolidated Coverage Ratio) for the most recent four consecutive fiscal quarters for which internal financial statements are available would be less than 4.0 to 1.0.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “— Certain Covenants — Limitation on Sale of Assets and Subsidiary Stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness. For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Physician Support Obligation” means:

(1) a loan to or on behalf of, or a Guarantee of Indebtedness of or income of, a physician or healthcare professional providing service to patients in the service area of a Hospital operated by the Company or any of its Restricted Subsidiaries made or given by the Company or any Subsidiary of the Company:

(A) in the ordinary course of its business; and

(B) pursuant to a written agreement having a period not to exceed five years; or

(2) Guarantees by the Company or any Restricted Subsidiary of leases and loans to acquire property (real or personal) for or on behalf of a physician or healthcare professional providing service to patients in the service area of a Hospital operated by the Company or any of its Restricted Subsidiaries.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Public Equity Offering” means an underwritten primary public offering of common stock of Parent or the Company for cash pursuant to an effective registration statement under the Securities Act.

“Purchase Money Indebtedness” means Indebtedness (including Capital Lease Obligations) Incurred to finance the acquisition by the Company or a Restricted Subsidiary of equipment or property that is used or useful in a Related Business (whether through the direct purchase of such asset or the purchase of Capital Stock of any Person owning such asset), including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specific asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; provided further, however, that such Indebtedness is Incurred within 180 days after such acquisition of such assets.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer pursuant to customary terms to (1) a Receivables Subsidiary (in the case of a transfer by the Company or any Restricted Subsidiary) and (2) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Rating Agency” means Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. and Moody’s Investors Service, Inc. or if Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or Moody’s Investors Service, Inc. or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or Moody’s Investors Service, Inc. or both, as the case may be.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of the Company that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is Guaranteed by the Company or any of its Restricted Subsidiaries, other than contingent liabilities pursuant to Standard Securitization Undertakings, (ii) is recourse to or obligates the Company or any of its Restricted Subsidiaries in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any of its Restricted Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any of its Restricted Subsidiaries has any contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity and (c) to which neither the Company nor any of its Restricted Subsidiaries has any obligation to maintain or preserve such Receivables Subsidiary’s financial condition or cause such Receivables Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the earlier of (A) the Stated Maturity of the Indebtedness being Refinanced and (B) the 91st day after the Stated Maturity of any Notes then outstanding;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the greater of (A) the Average Life of the Indebtedness being Refinanced and (B) the Average Life of any Notes then outstanding;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or a Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary (other than a Subsidiary Guarantor) that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date, among the Company, the Guarantors and the Initial Purchasers.

“Related Business” means a business affiliated or associated with a Hospital or any business related or ancillary to the provision of healthcare services or information or the investment in, or the management, leasing or operation of, any of the foregoing.

“Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock in their capacity as such (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company and its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Company or any Subsidiary of the Company;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard Securitization Undertakings” means all representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary which are customary in securitization transactions involving accounts receivable in connection with any servicing obligation assumed by the Company or any Restricted Subsidiary in respect of such accounts receivable.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the Notes pursuant to the terms of the Indenture.

“Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s Investors Service, Inc. or “A-1” (or higher) according to Standard and Poor’s Ratings Group;

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s Ratings Group or “A” by Moody’s Investors Service, Inc.; and

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Total Assets” means, as of any date of determination, after giving pro forma effect to any acquisition of assets on such date, the sum of the amounts that would appear on the consolidated balance sheet of the Company and its Restricted Subsidiaries as the total assets of the Company and its Restricted Subsidiaries.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to July 15, 2011; provided, however, that if the period from such redemption date to July 15, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means U.S. Bank National Association until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “Certain Covenants — Limitation on Indebtedness,” whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the exchange of Old Notes for Exchange Notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of Old Notes who hold the Old Notes as “capital assets” (in general, assets held for investment). Special situations, such as the following, are not addressed:

•	tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders whose “functional currency” is not the U.S. dollar;

•	tax consequences to persons who hold notes through a partnership or similar pass-through entity;

•	U.S. federal gift tax, estate tax (except as to non-United States holders) or alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Consequences of Tendering Notes

The exchange of your Old Notes for Exchange Notes in the exchange offer should not constitute an exchange for federal income tax purposes. Accordingly, the exchange offer should have no federal income tax consequences to you if you exchange your Old Notes for Exchange Notes. For example, there should be no change in your tax basis and your holding period should carry over to the Exchange Notes. In addition, the federal income tax consequences of holding and disposing of your Exchange Notes should be the same as those applicable to your Old Notes.

The preceding discussion of certain U.S. federal income tax considerations of the exchange offer is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of exchanging Old Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes if the Old Notes were acquired as a result of market-making activities or other trading activities.

We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period of at least 90 days after the expiration date. In addition, until January 8, 2008, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own accounts under the exchange offer may be sold from time to time in one or more transactions;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the Exchange Notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such Exchange Notes. An “underwriter” within the meaning of the Securities Act of 1933 includes:

•	any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer; or

•	any broker or dealer that participates in a distribution of such Exchange Notes.

Any profit on any resale of Exchange Notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

Based on interpretations by the staff of the Securities and Exchange Commission in no-action letters issued to third parties, we believe that a holder or other person who receives Exchange Notes will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act of 1933 and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act of 1933. The holder (other than a person that is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act of 1933) who receives Exchange Notes in exchange for Old Notes in the ordinary course of business and who is not participating, need not intend to participate or have an arrangement or understanding with person to participate in the distribution of the Exchange Notes.

However, if any holder acquires Exchange Notes in the exchange offer for the purpose of distributing or participating in a distribution of the Exchange Notes, the holder cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in such no-action letters or any similar interpretive letters. The holder must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction. A secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act of 1933, unless an exemption from registration is otherwise available.

Further, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by such participating broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of any Exchange Notes. We have agreed, for a period of not less than 90 days from the consummation of the exchange offer, to make this prospectus available to any broker-dealer for use in connection with any such resale.

For a period of not less than 90 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Old Notes, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the Old Notes against liabilities under the Securities Act of 1933, including any broker-dealers.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. The initial purchasers have been represented by Cravath, Swaine & Moore LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The financial statements incorporated in this prospectus by reference from Community Health Systems, Inc. and subsidiaries’ Form 8-K dated September 24, 2007 and the related financial statement schedules and management’s report on the effectiveness of internal control over financial reporting incorporated in the prospectus by reference from the Community Health Systems, Inc. and subsidiaries’ Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standard No. 123 (Revised 2004), “Share Based Payment”) (2)  express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Triad Hospitals, Inc. appearing in Community Health Systems Inc.’s current report on Form 8-K dated September 24, 2007, and Triad Hospitals, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 appearing in Triad Hospitals, Inc. Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS

This prospectus incorporates by reference the documents and reports listed below, which have been filed with the SEC:

•	our definitive proxy statement filed on April 12, 2007 under Regulation 14A in connection with our Annual Meeting of Stockholders;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (except for the Report of the Independent Registered Public Accounting Firm and consolidated financial statements included in Item 8 thereof);

•	Triad’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (except for the Report of the Independent Registered Public Accounting Firm and consolidated financial statements included in Item 8 thereof);

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (except for our condensed consolidated financial statements included in Part I, Item 1 thereof);

•	Triad’s Current Report on Form 8-K dated as of May 30, 2007;

•	Triad’s Current Report on Form 8-K dated as of June 12, 2007;

•	our Current Report on Form 8-K dated as of September 14, 2007; and

•	our Current Report on Form 8-K dated as of September 24, 2007.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC. We make available free of charge, through the investor relations section of our website, www.chs.net/investor.relations, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as well as amendments to those reports, as soon as reasonably practical after they are filed with the SEC. You may also request free copies of these filings by writing or telephoning us at the following address: Community Health Systems, Inc., 4000 Meridian Boulevard, Franklin, TN 37067, Attention: Investor Relations.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

While any notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to: Community Health Systems, Inc., 4000 Meridian Boulevard, Franklin, TN 37067, Attention: Investor Relations.

You will find additional information about us in our SEC filings. Our SEC filings may also be inspected and copied at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the SEC.

$3,021,331,000

CHS/Community Health Systems, Inc.

8 7/8% Senior Notes due 2015

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until January 8, 2008, all dealers that effect transactions in these securities, whether or not participating in the exchange offer may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

October 9, 2007